                               FORM 6-K
                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC 20549

                   Report of Foreign Private Issuer

                   Pursuant to Rule 13a-16 or 15d-16
                of the Securities Exchange Act of 1934

                       For the month of May 2005

                    Commission File Number: 1-14836

                                ALSTOM
                                ------
            (Translation of registrant's name into English)

        3, avenue André Malraux, 92300 Levallois-Perret, France
        -------------------------------------------------------
               (Address of principal executive offices)

Indicate  by check  mark  whether  the  Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

      Form 20-F   X                  Form 40-F
                -----                          -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Yes                            No   X
          -----                         -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Yes                            No   X
          -----                         -----

Indicate  by check mark  whether the  Registrant,  by  furnishing  the information  contained in this Form,  is also thereby  furnishing  the information  to the Commission  pursuant to Rule  12g3-2(b)  under the
Securities Exchange Act of 1934

      Yes                            No   X
          -----                         -----

If "Yes" is marked,  indicate  below the file  number  assigned to the
Registrant in connection with Rule 12g3-2(b)

Enclosures:

Press release dated May 16, 2005, "ALSTOM and Dongfang Electric Win Ling AO
Phase 2 2000 MW Steam Turbine-Generator Package Order"

Press  release  dated May 24,  2005,  "ALSTOM  and LØGSTØR RØR Sign an
Agreement for the Sale of ALSTOM's Flowsystems Business"

Press release dated May 31, 2005, "Full Year Results 2004/05 (1st April 2004 -
31st March 2005)"

Consolidated Financial Statements for Fiscal Year 2004/2005

Management Discussion and Analysis on Consolidated Financial Statements dated
March 31, 2005.

                               SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             ALSTOM

Date: June 3, 2005                     By:  /s/ Henri Poupart-Lafarge
                                             -----------------------------------
                                             Name:  Henri Poupart-Lafarge
                                             Title: Chief Financial Officer

                                                                   16 May 2005

         ALSTOM AND DONGFANG ELECTRIC WIN LING AO PHASE 2 2000 MW STEAM
                         TURBINE-GENERATOR PACKAGE ORDER

           This strengthens the Company's position in China's nuclear conventional island market

ALSTOM has won a contract  worth more than €80 million  with  Dongfang  Electric
Group Corporation (DEC) for its part in the supply of two 1000 MW Arabelle steam turbine and generator  packages for phase II of  construction at Ling Ao nuclear power station,  run by China Guangdong  Nuclear Power  Corporation  (CGNPC),  in
Shenzhen, China.

This  partnership   reinforces  the  leadership   position  of  ALSTOM  and  its
technologies  in China's  nuclear  conventional  island market.  It is the third significant  nuclear  power  contract  ALSTOM has won in China in recent  years.
Previously,  the company has recorded two major contracts for the supply of Daya
Bay and Ling Ao nuclear power stations.

ALSTOM's Arabelle steam turbine is the only state-of-the-art,  proven technology covering  1000  MW to  1800 MW  range.  Its  configuration  gives  high  overall
efficiency,   extended  design  lifetime,   short  overhaul  periods,   and  low
maintenance  costs.  Arabelle  can  operate  with  any  type of  nuclear  island configuration.

ALSTOM is the world's No.1  supplier of nuclear steam  turbines and  generators.
With  over  40  years'  experience  and 175  units  installed  in  more  than 12 countries,  ALSTOM  technology  is present in over a third of the world's  total installed nuclear capacity.

Winning of the Ling Ao Phase II project builds on ALSTOM's successful  execution of Ling Ao Phase I project.  As the design  and  supply  contractor  for the two units of the Phase I project,  ALSTOM contributed to the commercial inauguration of Unit 1 and the Unit 2 in 2002,  respectively 48 days and 66 days earlier than the dates specified in the contract.

Philippe   Joubert,   President  of  ALSTOM's  Power  Turbo  Systems  and  Power
Environment Sectors,  said : "ALSTOM is very pleased to be chosen by our Chinese partner and  customer to serve this key project in China's  programme of nuclear power  generation.  It confirms  ALSTOM's position as a key worldwide player and technology  leader in  conventional  islands  for nuclear  power  plants and its
commitment  to  participate,   alongside  Chinese  partners,  to  the  ambitious
development of power generation in China."

Press relations:      G. Tourvieille / Séverine Gagneraud
                      (Tél. +33 1 41 49 27 13 / 27 40)
                      internet.press@chq.alstom.com

Investor relations:   E. Chatelain
                      (Tél. +33 1 41 49 37 38)
                      Investor.relations@chq.alstom.com

                                                                    24 May 2005

                ALSTOM AND LØGSTØR RØR SIGN AN AGREEMENT FOR THE
                      SALE OF ALSTOM'S FLOWSYSTEMS BUSINESS

ALSTOM and LØGSTØR RØR Holding A/S have signed an agreement  regarding  the sale of ALSTOM's  Flowsystems  business to LØGSTØR.  ALSTOM's Flowsystems Business is headquartered in Fredericia (Denmark) and has units in Sweden, Poland,  Finland,
Lithuania, Germany, Austria, France, Italy and Holland. FlowSystems is currently part of ALSTOM's Power Service Sector.

This  operation  is  subject  to  its  approval  by  the  relevant   competition
authorities and therefore closing could be anticipated before the end of June.

Flowsystems  manufactures  and sells insulated pipe systems for district heating to  approximately  40 countries  and recorded  sales of €150 million in 2004/05, mainly in Northern and Central Europe. It employs approximately 600 persons.

LØGSTØR  manufactures and sells similar products and is headquartered in Løgstør
(Denmark).

Press relations:     S. Gagneraud / G. Tourvieille
                     (Tél. 01 41 49 27 40)
                     internet.press@chq.alstom.com

Investor Relations:  E. Châtelain
                     (Tél. 01 41 49 37 38)
                     investor.relations@chq.alstom.com

PRESS INFORMATION
                                                                 31st May 2005

                       FULL YEAR RESULTS 2004/05
                   1st April 2004 - 31st March 2005

ALSTOM's recovery is clearly reflected in the FY04/05 results:
     o  Orders received of €15.8 billion,  up 15 per cent on a comparable  basis from FY03/04
     o  Operating  income at €550  million,  multiplied by three on a comparable basis versus €168 million in the previous fiscal year;  operating margin up from 1.2 per cent in FY03/04 to 4.0 per cent in FY04/05
     o  Net losses cut in half to €0.86 billion from €1.84 billion in FY03/04 in spite of significant non-recurring charges
     o  Net debt strongly  reduced during the fiscal year,  down to €1.4 billion from €3.7 billion
     o  Free Cash Flow showing strong improvement at -€170 million versus -€1007 million in the last fiscal year
     o  Liquidity  reinforced  due to  the  financial  consolidation  undertaken during the fiscal year

2005/06 objectives confirmed:
     o  6 per cent operating margin leading to a return to profitability
     o  Positive Free Cash Flow with continuing debt reduction

The Board,  in its meeting held on 30th May 2005,  has approved the accounts for the fiscal year 2004/05.  Commenting on these results,  Patrick Kron, Chairman &
Chief Executive Officer said:

"The results we are presenting today clearly demonstrate the ongoing recovery of
ALSTOM.  All key  indicators  are in line  with,  or  better  than the  guidance previously  given.  These  results  enable us to confirm the FY 2005/06  targets announced in March 2003 when we launched our recovery plan: an operating  margin of 6 per cent  leading to a return to  profitability  and a  positive  Free Cash
Flow.

Customers' renewed confidence in ALSTOM is clearly evidenced by €15.8 billion of orders,  up 15 per cent on a comparable basis from FY03/04.  This positive trend is not only quantitative but also qualitative. Margins on orders booked continue to improve;  those in our  current  order book,  which  represents  two years of sales, are in line with the profitability targets announced for the

        ALSTOM - 3 avenue André Malraux - 92309 Levallois-Perret cedex -
              Tel : 33 (0)1 41 49 27 40 - Fax : 33 (0)1 41 49 79 35

PRESS INFORMATION

Group and its  operational  Sectors.  On a  geographical  basis,  the commercial success achieved in markets with strong growth potential is encouraging. Chinese orders reached €1.6 billion, more than twice the level of the previous year, and orders from India were close to €0.5 billion.

Our operational  performance is greatly enhanced:  the GT24/GT26  heavy-duty gas turbine issue is now resolved,  with the remaining disbursements fully reserved.
Agreements  with our  customers  have been  reached on 74 out of the 76 turbines sold.  New orders - for a total of seven  machines - have been  secured in Spain and in Thailand, and new tenders are under review in several countries.  We have actively pursued our cost-cutting  programme;  a set of restructuring  measures, aimed at adapting our  industrial  and  engineering  capacity and  improving our overall  efficiency  has led to a reduction of the  workforce  by 11,500  (8,000 departures  to date),  which should  bring an annual  reduction in costs of €500 million. We have focused on the improvement of contract execution,  adapting our manpower,  organisation and internal controls. These actions have allowed us, in spite of the low level of sales  resulting from low order intake 12 to 18 months ago, to  significantly  increase  our  operational  income,  with the  operating margin, on a comparable basis,  rising from 1.2 per cent to 4 per cent. Our Free
Cash Flow is also considerably  better with net cash outflow reduced from €1,007 million  last  financial  year to €170  million  in  2004/05 - out of which €366 million were spent as part of the settlement of the GT24/26 problem.

Thanks to our ongoing disposal programme and to the capital increases which took place in July  2004,  our net debt has been  significantly  reduced,  from  €3.7 billion to €1.4 billion in March 2005. The successful  refinancing undertaken in
February 2005 and our current  headroom  (our cash at holding  company level and the available undrawn credit lines at 31 March 2005 stood at €2 billion) give us a considerable buffer to cover our future liquidity needs.

The  progress  achieved  makes  us  confident  for  the  future.  The  ambitious objectives we have set for March 2006 are thus confirmed: an operating margin of
6 per cent  allowing for the return to  profitability  and a positive  Free Cash
Flow.  Obviously we intend to further improve our performance beyond our current financial  year:  operating  margin at the end March 2008 should be up by one or two  percent,  reaching 7 to 8 percent,  and Free Cash Flow,  thanks to a strict management of working capital, should also continue to show strong growth. Thus, from a  significantly  stronger  base,  ALSTOM  will  pursue  an  ambitious  and profitable development strategy in its growing markets.

        ALSTOM - 3 avenue André Malraux - 92309 Levallois-Perret cedex -
              Tel : 33 (0)1 41 49 27 40 - Fax : 33 (0)1 41 49 79 35

PRESS INFORMATION

ALSTOM's recovery is clearly reflected in the FY04/05 results

Key financial figures

The following tables set out, on a consolidated basis, some of our key financial and operating figures:

-----------------------------------------------------------------------------------------
Total Group                                                      % Variation  % Variation
Actual figures*                        Year ended 31 March        March 04/    March 05/
(in € million)                      2003       2004      2005     March 03     March 04
                                  --------   --------  --------  -----------  -----------

Order backlog                      30,330     25,368    27,203      (16%)          7%
Orders received                    19,123     16,500    15,841      (14%)         (4%)
Sales                              21,351     16,688    13,662      (22%)        (18%)
Operating income (loss)              (507)       300       550
Operating margin                    (2.4%)      1.8%      4.0%
Net income (loss)                  (1,432)   (1,836)     (865)
Free Cash Flow                       (265)   (1,007)     (170)
-----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
Total Group                                                      % Variation  % Variation
Comparable figures*                    Year ended 31 March        March 04/    March 05/
(in € million)                      2003       2004      2005     March 03     March 04
                                  --------   --------  --------  -----------  -----------

Order backlog                      26,180     24,792    27,203       (5%)          10%
Orders received                    13,774     13,776    15,841        0%           15%
Sales                              16,107     14,202    13,662      (12%)         (4%)
Operating income (loss)              (581)       168       550
Operating margin                    (3.6%)      1.2%      4.0%

-----------------------------------------------------------------------------------------
* French GAAP

Orders up 15 per cent as compared with previous fiscal year

During fiscal year 2004/05,  we faced contrasted  markets.  Demand for new power generation equipment in Asia and particularly in China and India remained strong by contrast  to the United  States and some  European  countries,  where  demand remained very low. As a result of the  increasing  importance  of  environmental concerns,  demand for environmental  control  equipment  remained strong. In the field of Rail  Transport,  the  European  market has provided  opportunities  in
Italy,  Spain and France while the German and UK markets  have been slower;  the
Asia market has been strong. The cruise ship market has become more active.

        ALSTOM - 3 avenue André Malraux - 92309 Levallois-Perret cedex -
              Tel : 33 (0)1 41 49 27 40 - Fax : 33 (0)1 41 49 79 35

PRESS INFORMATION

The strong rebound in our commercial activity illustrates the return of customer confidence:  we  have booked €15.8 billion of orders in fiscal year  2004/05,  an increase of 15 per cent compared with fiscal year 2003/04 on a comparable basis, with all of our Sectors  contributing  to this increase.  Of note among the main orders  received  are an  order  received  in  November  2004  for four new GT26 heavy-duty  gas  turbines  in  Thailand  (the  second  order for these  machines following an order  received in Spain in January  2004), a contract in China for passenger trains (Electrical Multiple Units) and an order for two cruise ships.

Our backlog was €27 billion at 31 March  2005,  representing  approximately  two years of sales.

Sales impacted by low level of orders in 2003

Sales  were €13.6  billion  in fiscal  year  2004/05,  decreasing  by 4 per cent compared  with fiscal year  2003/04 on a comparable  basis,  mainly in our Power
Turbo-Systems / Power  Environment and Marine Sectors,  due to the impact of the low level of orders in the second half of fiscal  year  2002/03 and in the first half of fiscal year 2003/04.  Sales in other  Sectors  increased on a comparable basis.

Operating income improving strongly as a result of continuing cost reduction and improvement in contract execution

Our operating  income in fiscal year 2004/05 was €550 million or 4.0 per cent of sales,  as  compared  with €168  million or 1.2 per cent of sales in fiscal year
2003/04 on a comparable basis.  This strong  improvement of our operating margin despite a lower level of sales is notably  due to a  reduction  in our cost base and to improved performance in the execution of our contracts.

Net loss cut in half

Net results showed a loss of €865 million, resulting notably from the high level of restructuring  charges (€358 million),  financial expenses (€346 million) and tax expenses (€203  million) from the write-off of deferred tax assets.  The net loss was cut in half compared with €1,836 million in fiscal year 2003/04.

Free Cash Flow

Our Free  Cash Flow was  negative  at -€170  million  in  fiscal  year  2004/05, improving  strongly  despite cash outflows of €366 million  related to GT24/GT26 gas turbines and the high level of  restructuring  and financial  cash outflows.
This progress was derived from a further  improvement of our working  capital in all Sectors excluding Marine.

        ALSTOM - 3 avenue André Malraux - 92309 Levallois-Perret cedex -
              Tel : 33 (0)1 41 49 27 40 - Fax : 33 (0)1 41 49 79 35

PRESS INFORMATION

Further scope adjustments

After the disposals of the Transmission & Distribution Sector and the Industrial
Turbines activity carried out during fiscal year 2003/04,  we have continued our disposal programme during fiscal year 2004/05, in line with the commitments made to the European Commission.

With respect to the disposals identified in May 2004:
-  the  locomotives  manufacturing  unit of  Valencia,  Spain,  has been sold to
   Vossloh.
-  the sale of our transport activities in Australia and New Zealand is in final negotiation.
-  the disposal of our industrial boiler business is underway.

As for the  other  disposals  needed to reach the  total  activity  turnover  of approximately €1.5 billion as agreed with the European Commission:
-  an agreement has just been signed for the sale of our Flowsystems activity.
-  miscellaneous activities have been sold in Australia.
-  the sale of Power Conversion has been launched.

The  completion  of these  disposals  should  cover our  commitment  made to the
European Commission with respect to disposals of industrial activities.

Net debt strongly reduced

Net debt was  reduced  during the fiscal  year to €1.4  billion on 31 March 2005 compared  with €3.7  billion.  This  significant  decrease is due to the capital increases and the proceeds of the disposals.

Bonding

We have  syndicated our 2-year bonding  programme  launched in July 2004 with 17 banks, for a total of €7.4 billion.  This program,  together with the additional bilateral lines obtained recently, should cover our needs until July 2006.

        ALSTOM - 3 avenue André Malraux - 92309 Levallois-Perret cedex -
              Tel : 33 (0)1 41 49 27 40 - Fax : 33 (0)1 41 49 79 35

PRESS INFORMATION

Sector Review

Power Turbo-Systems / Power Environment

-----------------------------------------------------------------------------------------
Power Turbo-Systems / Power
Environment                                                      % Variation  % Variation
Actual figures*                        Year ended 31 March        March 04/    March 05/
(in € million)                      2003       2004      2005     March 03     March 04
                                  --------   --------  --------  -----------  -----------

Order backlog                        7,308     6,448     7,139       (12%)        11%
Orders received                      4,404     5,107     5,181        16%          1%
Sales                                6,955     5,059     4,256       (27%)       (16%)
Operating income (loss)            (1 175)     (253)      (35)
Operating margin                   (16.9%)    (5.0%)    (0.8%)
-----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
Power Turbo-Systems / Power
Environment                                                      % Variation  % Variation
Comparable figures*                    Year ended 31 March        March 04/    March 05/
(in € million)                      2003       2004      2005     March 03     March 04
                                  --------   --------  --------  -----------  -----------

Order backlog                        7,062     6,395     7,139       (9%)         12%
Orders received                      4,128     5,047     5,181       22%          3%
Sales                                6,437     4,997     4,256      (22%)       (15%)
Operating income (loss)              (996)     (251)      (35)
Operating margin                   (15.5%)    (5.0%)    (0.8%)
-----------------------------------------------------------------------------------------
* French GAAP

Orders  received  in fiscal  year  2004/05  by the Power  Turbo-Systems  / Power
Environment  Sector  were 3 per cent  higher  than in fiscal  year  2003/04 on a comparable  basis, at €5.2 billion.  The main improvements were due to the Hydro and Utility Boiler  businesses.  From a geographical  point of view, orders have increased  significantly  in Asia,  which  provided  42 per  cent of our  orders received in fiscal year 2004/05.

Sales in fiscal year 2004/05  decreased  by 15 per cent on a  comparable  basis.
This was mainly due to the  exceptionally  low level of orders  received  during fiscal year 2002/03 and during the first half of fiscal year 2003/04.

The  operating  loss of €35 million in fiscal year  2004/05 is strongly  reduced from the loss of €251 million  recorded in fiscal year 2003/04,  with  operating margin  improving  from -5 per cent to -0.8 per cent.  This  marked  improvement reflects a better  portfolio  of  projects,  improved  project  execution  and a reduction of costs.

        ALSTOM - 3 avenue André Malraux - 92309 Levallois-Perret cedex -
              Tel : 33 (0)1 41 49 27 40 - Fax : 33 (0)1 41 49 79 35

PRESS INFORMATION

Power Service

-----------------------------------------------------------------------------------------
Power Service                                                    % Variation  % Variation
Actual figures*                        Year ended 31 March        March 04/    March 05/
(in € million)                      2003       2004      2005     March 03     March 04
                                  --------   --------  --------  -----------  -----------

Order backlog                       2,793     3,107      3,669       11%           18%
Orders received                     2,934     3,023      3,228       3%             7%
Sales                               2,678     2,747      2,844       3%             4%
Operating income (loss)               403       417        473
Operating margin                    15.0%     15.2%      16.6%
-----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
Power Service                                                    % Variation  % Variation
Comparable figures*                    Year ended 31 March        March 04/    March 05/
(in € million)                      2003       2004      2005     March 03     March 04
                                  --------   --------  --------  -----------  -----------

Order backlog                       2,723     3,083      3,669       13%           19%
Orders received                     2,775     2,967      3,228       7%             9%
Sales                               2,579     2,690      2,844       4%             6%
Operating income (loss)               426       410        473
Operating margin                    16.5%     15.3%      16.6%

-------------------------------------------------------------------------------
* French GAAP

The power service market remained sound in fiscal year 2004/05.  Orders received amounted to €3.2  billion,  9 per cent  higher  than  fiscal  year  2003/04 on a comparable  basis. They remained at a high level despite the fact that a limited number of  long-term  maintenance  contracts  were booked over the fiscal  year.
Sales continued to increase at €2.8 billion.

The operating margin, at 16.6 per cent of sales,  benefited from increased sales in the more profitable segments of the business and good contract execution.

        ALSTOM - 3 avenue André Malraux - 92309 Levallois-Perret cedex -
              Tel : 33 (0)1 41 49 27 40 - Fax : 33 (0)1 41 49 79 35

PRESS INFORMATION

Transport

-----------------------------------------------------------------------------------------
Transport                                                        % Variation  % Variation
Actual figures*                        Year ended 31 March        March 04/    March 05/
(in € million)                      2003       2004      2005     March 03     March 04
                                  --------   --------  --------  -----------  -----------

Order backlog                      14,676    14,321     14,489        (2%)          1%
Orders received                     6,412     4,709      5,490       (27%)         17%
Sales                               5,072     4,862      5,134        (4%)          6%
Operating income (loss)              (24)        64        260
Operating margin                   (0.5%)      1.3%       5.1%
-----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
Transport                                                        % Variation  % Variation
Comparable figures*                    Year ended 31 March        March 04/    March 05/
(in € million)                      2003       2004      2005     March 03     March 04
                                  --------   --------  --------  -----------  -----------

Order backlog                      14,283    13,945     14,489        (2%)          4%
Orders received                     6,054     4,687      5,490       (23%)         17%
Sales                               4,877     4,836      5,134        (1%)          6%
Operating income (loss)               (8)        71        260
Operating margin                   (0.2%)      1.5%       5.1%
-----------------------------------------------------------------------------------------
* French GAAP

During fiscal year 2004/05,  the market  remained  active in Europe and in Asia, especially  in  China  where  we were  awarded  a large  contract  for  mainline passenger  rolling stock.  The market for urban  transport has been sound and we were awarded several  contracts in Europe,  North America and South America.  We also recorded significant successes in intercity and freight rolling stock, with orders for regional trains in Italy and Belgium and locomotives for France.

Orders received by Transport in fiscal year 2004/05 amounted to €5.5 billion, up
17 per cent on a comparable  basis,  mainly due to a higher order intake in Asia and in Southern Europe.

Sales  increased by 6 per cent at €5.1  billion.  The main  contributor  to this sales increase was Europe.

The operating  margin amounted to 5.1 per cent of sales versus 1.5 per cent on a comparable  basis for the  previous  fiscal year,  mainly due to better  project execution and continued cost reduction.

        ALSTOM - 3 avenue André Malraux - 92309 Levallois-Perret cedex -
              Tel : 33 (0)1 41 49 27 40 - Fax : 33 (0)1 41 49 79 35

PRESS INFORMATION

Marine

-----------------------------------------------------------------------------------------
Marine                                                           % Variation  % Variation
Actual figures*                        Year ended 31 March        March 04/    March 05/
(in € million)                      2003       2004      2005     March 03     March 04
                                  --------   --------  --------  -----------  -----------

Order backlog                     1,523       817        1,266       (46%)         55%
Orders received                     163       381        1,104       134%          190%
Sales                             1,568       997          630       (36%)        (37%)
Operating income (loss)              24      (19)        (103)
Operating margin                   1.5%    (1.9%)      (16.3%)
-----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
Marine                                                           % Variation  % Variation
Comparable figures*                    Year ended 31 March        March 04/    March 05/
(in € million)                      2003       2004      2005     March 03     March 04
                                  --------   --------  --------  -----------  -----------

Order backlog                     1,523       817        1,266       (46%)         55%
Orders received                     163       381        1,104       134%          190%
Sales                             1,568       997          630       (36%)        (37%)
Operating income (loss)              24      (19)        (103)
Operating margin                   1.5%    (1.9%)      (16.3%)
-----------------------------------------------------------------------------------------
* French GAAP

In fiscal year 2004/05,  the shipbuilding  market experienced an increased level of orders, both for cruise ships and LNG tankers.

Orders  received  during fiscal year 2004/05 by our Marine  Sector  reached €1.1 billion and sales  amounted to €630 million,  reflecting the low level of orders during previous fiscal years.

A charge of approximately €50 million related to the difficulties experienced in
the  construction  of  an  LNG  tanker  for  Gaz  de  France,   along  with  the
under-activity  during  this  fiscal  year,  have  led to an  operating  loss of
€103 million.  Strengthening  the order book and strongly reducing costs are the priorities of the Marine Sector.

        ALSTOM - 3 avenue André Malraux - 92309 Levallois-Perret cedex -
              Tel : 33 (0)1 41 49 27 40 - Fax : 33 (0)1 41 49 79 35

PRESS INFORMATION

Power Conversion

-----------------------------------------------------------------------------------------
Power Conversion                                                 % Variation  % Variation
Actual figures*                        Year ended 31 March        March 04/    March 05/
(in € million)                      2003       2004      2005     March 03     March 04
                                  --------   --------  --------  -----------  -----------

Order backlog                         568       495        529       (13%)          7%
Orders received                       533       434        579       (19%)         33%
Sales                                 523       499        539        (5%)          8%
Operating income (loss)                15        15         36
Operating margin                     2.9%      3.0%       6.7%
-----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
Power Conversion                                                 % Variation  % Variation
Comparable figures*                    Year ended 31 March        March 04/    March 05/
(in € million)                      2003       2004      2005     March 03     March 04
                                  --------   --------  --------  -----------  -----------

Order backlog                         539       487        529       (10%)          9%
Orders received                       494       433        579       (12%)         34%
Sales                                 492       498        539         1%           8%
Operating income (loss)                17        15         36
Operating margin                     3.5%      3.1%       6.7%
-----------------------------------------------------------------------------------------
* French GAAP

Orders received in fiscal year 2004/05 are up 34 per cent on a comparable  basis at €579 million, mainly due to two large orders in the UK marine activity. Sales continued to increase at €539 million.

The  operating  margin,  at 6.7 per cent,  increased  as a result of the actions launched  across  businesses  to improve  performance,  as well as better market conditions.

        ALSTOM - 3 avenue André Malraux - 92309 Levallois-Perret cedex -
              Tel : 33 (0)1 41 49 27 40 - Fax : 33 (0)1 41 49 79 35

PRESS INFORMATION

Outlook

Fiscal year 2004/05 was a transition  year.  The  encouraging  results  recorded during  this period  enable us to confirm  our  objectives  for  financial  year
2005/06 and,  looking  further ahead,  target an operating  margin of 7 to 8 per cent in March  2008,  a  significant  increase in Free Cash Flow and a continued
reduction of net debt.

Once  our  base is  strengthened,  we are  determined  to  pursue  a  profitable development  strategy in the expanding  markets where ALSTOM is already  active.
Through partnerships  wherever  appropriate and advantageous,  we intend to take advantage of  profitable  growth  opportunities,  both in transport  and energy, particularly  in  Asia  which  shows  the  strongest  growth  potential  in  our activities.

                                     * * *

Press relations:     S. Gagneraud / G. Tourvieille
                     (Tél. 01 41 49 27 40)
                     press@chq.alstom.com

Investor Relations:  E. Châtelain
                     (Tél. 01 41 49 37 38)
                     investor.relations@chq.alstom.com

        ALSTOM - 3 avenue André Malraux - 92309 Levallois-Perret cedex -
              Tel : 33 (0)1 41 49 27 40 - Fax : 33 (0)1 41 49 79 35

PRESS INFORMATION

Forward-Looking Statements:

This  press   release   contains,   and  other   written  or  oral  reports  and
communications of ours may from time to time contain, forward-looking statements within the meaning of Section 27A of the  Securities  Act and Section 21E of the
Exchange Act. Examples of such  forward-looking  statements include, but are not limited to (i) projections or expectations of sales, income,  operating margins, dividends,  provisions, cash flow, debt or other financial items or ratios; (ii)
statements of plans,  objectives or goals of the Group or its management;  (iii)
statements of future  product or economic  performance;  and (iv)  statements of assumptions underlying such statements. Words such as "believes", "anticipates",
"expects",  "intends",  "aims",  "plans" and "will" and similar  expressions are intended to identify forward-looking  statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve  risks  and  uncertainties  that the  forecasts,  projections  and other forward-looking  statements  will not be achieved.  Such statements are based on our current  plans and  expectations  and are  subject to a number of  important factors that could cause  actual  results to differ  materially  from the plans, objectives and expectations expressed in such forward-looking statements.

These factors include:

(i) the inherent  difficulty of forecasting future market  conditions,  level of infrastructure  spending,  GDP growth  generally,  interest  rates and  exchange rates;  (ii) the effects of, and changes  in,  laws,  regulations,  governmental policy,  taxation or  accounting  standards or  practices;  (iii) the effects of currency  exchange  rate  movements  and  increases  of  overall  prices  of raw materials,;  (iv)  the  effects  of  competition  in  the  product  markets  and geographic areas in which we operate;  (v) our ability to increase market share, control  costs and  enhance  cash  generation  while  maintaining  high  quality products and services; (vi) the timely development of new products and services;
(vii) the results of our  restructuring  and cost reduction  programmes;  (viii)
continued  capability to obtain bonds in amounts that are sufficient to meet the needs  of our  business;  (ix)  the  timing  of and  ability  to meet  the  cash generation  and other  initiatives  of our action  plan;  (x) the results of the investigations by the SEC; (xi) the outcome of the putative class action lawsuit filed  against us and  certain of our  current  and former  officers;  (xii) our ability to improve  operating  margins in a timely  manner and to  progressively increase the after-sales  service and maintenance in our businesses;  (xiii) the availability of external sources of financing on commercially  reasonable terms;
(xiv) the inherent technical complexity of many of our products and technologies and our  ability  to  resolve  effectively,  on  time,  and at  reasonable  cost
technical  problems,   infrastructure  constraints  or  regulatory  issues  that
inevitably  arise,  including in particular  the problems  encountered  with the
GT24/GT26  gas  turbines;   (xv)  risks  inherent  in  large  contracts   and/or
significant  fixed price  contracts  that comprise a substantial  portion of our business; (xvi) the inherent difficulty in estimating our vendor financing risks or exposure and other credit risks,  which may notably be affected by customers'
payment defaults;  (xvii) our ability to invest  successfully in, and compete at the leading edge of, technology developments across all of our sectors;  (XVIII)
the  availability  of adequate  cash flow from  operations  or other  sources of liquidity to achieve  management's  objectives  or goals,  including our goal of reducing indebtedness; (xix) the effects of acquisitions and disposals generally and the outcome of claims  related to our  disposals;  (xx) the unusual level of uncertainty at this time  regarding the world economy in general;  and (xxi) our success in adjusting to and managing the foregoing risks.

We  caution  you that this list of  important  factors is not  exhaustive;  when relying on forward-looking  statements to make decisions with respect to us, you should  carefully  consider the foregoing  factors and other  uncertainties  and events,  as well as other factors  described in other  documents we file with or submit  to,  from time to time,  the SEC and/or  the AMF,  including  our Annual

        ALSTOM - 3 avenue André Malraux - 92309 Levallois-Perret cedex -
              Tel : 33 (0)1 41 49 27 40 - Fax : 33 (0)1 41 49 79 35

PRESS INFORMATION

Report  for the fiscal  year  ended 31 March 2004 and any update  thereof . Such forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update or revise any of them,  whether as a result of new information, future events or otherwise.

        ALSTOM - 3 avenue André Malraux - 92309 Levallois-Perret cedex -
              Tel : 33 (0)1 41 49 27 40 - Fax : 33 (0)1 41 49 79 35

                        Consolidated financial statements

                             Fiscal year 2004 / 2005

                                     ALSTOM

                         CONSOLIDATED INCOME STATEMENTS

                                                        Year ended 31 March
                                                 ----------------------------------
                                           Note     2003        2004        2005
                                                 ----------  ----------  ----------
                                                           (in € million)

SALES                                      (26)    21,351      16,688     13,662

   Of which products                               16,374      12,786      9,858
   Of which services                                4,977       3,902      3,804

Cost of sales                                     (19,187)    (14,304)   (11,601)

   Of which products                              (15,504)    (11,353)    (8,752)
   Of which services                               (3,683)     (2,951)    (2,849)

Selling expenses                                    ((970)       (785)      (545)

Research and development expenses                   ((622)       (473)      (336)

Administrative expenses                            (1,079)       (826)      (630)
                                                 ----------  ----------  ----------
OPERATING INCOME (LOSS)                    (26)      (507)        300        550

Other income  (expenses), net               (4)      (555)     (1,111)      (583)

Other intangible assets amortisation        (8)       (67)        (60)       (59)
                                                 ----------  ----------  ----------
EARNINGS (LOSS) BEFORE INTEREST AND TAX    (26)    (1,129)       (871)       (92)

Financial income (expense), net             (5)      (270)       (460)      (346)
                                                 ----------  ----------  ----------
PRE-TAX LOSS                                       (1,399)     (1,331)      (438)

Income tax (charge) credit                 (6)        263        (251)      (203)

Share in net income (loss) of equity
investments                                             3           -          -

Minority interests                                    (15)          2        ((1)

Goodwill amortisation                      (7)       (284)       (256)      (223)
                                                 ----------  ----------  ----------
NET LOSS                                           (1,432)     (1,836)      (865)
                                                 ==========  ==========  ==========

Earnings per share in Euro

  Basic                                              (5.4)       (4.1)      (0.2)

  Diluted                                            (5.4)       (4.1)      (0.2)

              The accompanying Notes are an integral part of these
                       Consolidated Financial Statements.

                           CONSOLIDATED BALANCE SHEETS

                                                       At        At        At         At
                                                    31 March  31 March   1 April   31 March
                                            Note      2003      2004      2004(1)    2005
                                                    --------  --------   --------  --------
                                                                (in € million)

 ASSETS

 Goodwill, net                               (7)      4,440     3,424     3,424     3,194

 Other intangible assets, net                (8)      1,168       956       956       909

 Property, plant and equipment, net          (9)      2,331     1,569     2,262     1,468
 Investments in equity method investees
 and other investments, net                 (10)        245       160       160       118

 Other fixed assets, net                    (11)      1,294     1,217     1,102     1,264
                                                    --------  --------   --------  --------
 Tangible, intangible and other fixed
 assets, net                                          9,478     7,326     7,904     6,953

 Deferred taxes                              (6)      1,831     1,561     1,561     1,370

 Inventories and contracts in progress, net (12)      4,608     2,887     2,997     2,760

 Trade receivables, net                     (13)      4,855     3,462     3,462     3,446

 Other accounts receivables, net            (15)      2,265     2,022     2,160     1,661
                                                    --------  --------   --------  --------
 Current assets                                      11,728     8,371     8,619     7,867

 Short term investments                     (18)        142        39        39        15

 Cash and cash equivalents                  (19)      1,628     1,427     1,427     1,462
                                                    --------  --------   --------  --------
 TOTAL ASSETS                                        24,807    18,724    19,550    17,667
                                                    ========  ========   ========  ========
 LIABILITIES

 Shareholders' equity                                   758        29        29     1,182

 Minority interests                         (20)         95        68        68        74

 Bonds reimbursable with shares             (17)          -       152       152       133

 Provisions for risks and charges           (21)      3,698     3,489     3,484     3,156

 Accrued pension and retirement benefits    (22)        972       842       842       826

 Financial debt                             (23)      6,331     4,372     5,199     2,907

 Deferred taxes                              (6)         37        30        30        21
 Customers' deposits and advances                     3,541     2,714     2,714     3,150
 Trade payables                                       4,629     3,130     3,130     2,992

 Other payables                             (24)      4,746     3,898     3,902     3,226
                                                    --------  --------   --------  --------
 Current liabilities                                 12,916     9,742     9,746     9,368
                                                    ========  ========   ========  ========
 TOTAL LIABILITIES                                   24,807    18,724    19,550    17,667
                                                    ========  ========   ========  ========
 Commitments and contingencies              (27)&(28)

--------------------
(1)  Amended  opening  balance  sheet at 1 April 2004  pursuant to the first application of the Règlement CRC 2004-03. See Note 2 (a)

              The accompanying Notes are an integral part of these
                       Consolidated Financial Statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                            Year ended 31 March
                                                     ---------------------------------
                                                       2003        2004        2005
                                                     ---------   ---------   ---------
                                                               (in € million)

Net loss                                              (1,432)     (1,836)      (865)
Minority interests                                        15          (2)         1
Depreciation and amortisation                            754         726        639
Changes in provision for pension and retirement
  benefits, net                                           22          85          -
Net (gain) loss on disposal of fixed assets and
  investments                                            (19)       (175)       (51)
Share in net income (loss) of equity investees
  (net of dividends received)                             (3)          -          -
Changes in deferred tax                                 (424)        149        185
                                                     ---------   ---------   ---------
Net loss after elimination of non cash items          (1,087)     (1,053)       (91)
Decrease (increase) in inventories and
contracts in progress, net                               415         389        205
Decrease (increase) in trade and other
receivables, net                                         650         770        423
Increase (decrease) in sale of trade
  receivables, net                                      (661)       (267)       (87)
Increase (decrease) in provisions for risks and
  charges                                                 82          89       (301)
Increase (decrease) in customers' deposits and
  advances                                               (98)         (1)       510
Increase (decrease) in trade and other
  payables                                               162        (985)      (786)
Changes in net working capital (1)                       550          (5)       (36)
                                                     ---------   ---------   ---------
Net cash provided by (used in) operating activities     (537)     (1,058)      (127)
Proceeds from disposals of property, plant and
  equipment                                              252         244         52
Capital expenditures                                    (410)       (254)      (182)
Decrease (increase) in other fixed assets, net (2)       (55)        125       (372)
Cash expenditures for acquisition of
  investments, net of net cash acquired                 (166)         (8)         -
Cash proceeds from sale and de-consolidation
  of investments, net of net cash sold (3)                38       1,454        928
                                                     ---------   ---------   ---------
Net cash provided by (used in) investing activities     (341)      1,561        426
Capital increase                                         622       1,024      2,022
Issuance (conversion) of Bonds reimbursable
  with shares                                           -            152        (19)
Dividends paid including minorities                       (1)         (3)        (5)
                                                     ---------   ---------   ---------
Net cash provided by (used in) financing activities      621       1,173      1,998
Net effect of exchange rate                              (41)         (7)        48
Net effect of new accounting pronouncement at
  1st April 2004 (4)                                    -          -          (827)
Other changes (5)                                       (464)        (14)       (42)
                                                     ---------   ---------   ---------
Decrease (increase) in net debt                         (762)      1,655      1,476
                                                     ---------   ---------   ---------
Net debt at the beginning of the period (*)           (3,799)     (4,561)    (2,906)
                                                     ---------   ---------   ---------
Net debt at the end of the period (*)                 (4,561)     (2,906)    (1,430)
                                                     =========   =========   =========
Cash paid for income taxes                                70          75         92
Cash paid for net interest (6)                           254         275        204
------------------
(*) Net debt includes  short-term  investments and cash and cash equivalents net of financial debt.

(1) See Note 16

(2) In the year ended 31 March 2005, the outflow  relating to other fixed assets is mainly  due to the €700  million  cash  deposit  made to  secure  the new
    Bonding Guarantee  Facility Programme (see Note 11) partially offset by €328 million repayment of other long term deposits.

(3) In the year-ended 31 March 2004, the net proceeds of €1,454 million are made of:

    - Total selling price of €1,977  million  including a total amount of €1,927 million for T&D Sector and Industrial Turbines businesses
    - Consideration  to be received  for a total amount of €263 million of which
      €214 million are held in escrow at 31 March 2004,
    - Net cash sold to be  reimbursed by the acquirers and selling costs of €260 million.
    In the year  year-ended 31 march 2005,  the net proceeds of €928 million are made of :
    - proceeds of €207  million  related to the  completion  of the  disposal of certain non significant  entities of the former T&D Sector not yet sold at
      31 March 2004 (see Note 3) and partial  reimbursement  of the  receivables retained at 31 March 2004.

    -  proceeds of €59 million  related to the  completion of the disposal of US entities  of the former  Industrial  Turbines  business  (see Note 3) and partial reimbursement of the escrow accounts retained at 31 March 2004.

    -  Other proceeds net of net cash sold of €35 million including the disposal of the freight locomotive business in Spain

    -  Net debt of €627  million  sold as part of the  disposal  of one  Special
       Purpose Entity in the Transport  Sector and the  de-consolidation  of Two
       Special  Purpose  Entity in the Marine Sector  consolidated  at 1st April
       2004 (see Note 3)

(4) Effect at 1st April 2004 on Financial debt pursuant to the first application of the Règlement CRC 2004-03. See Notes 2(a) and 25.

(5) Including in the year-ended 31 March 2003 the  reclassification in financial debt of redeemable  preference shares of a subsidiary and subordinated notes totalling €455 millions (see Note 23)

(6) Including  cash  paid  related  to  interest  on  securitisation  of  future receivables

              The accompanying Notes are an integral part of these
                       Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                              Number of    |             Additional            Cumulative
In € million                 outstanding   |              Paid-in   Retained   Translation  Shareholders'
Except for number of shares    shares      |   Capital    Capital   Earnings   Adjustment      Equity
---------------------------- ------------  | ----------  ---------  --------   -----------  -------------
At 1st April 2002            215,387,459   |    1,292        85         516       (141)        1,752

Capital increase              66,273,064   |      398       224         -          -             622
Changes in Cumulative
Translation Adjustments          _         |    _           _           -         (184)         (184)
Net loss                         _         |    _           _        (1,432)       _          (1,432)
                            -------------  | ----------  ---------  --------   ----------   -----------
At 31 March 2003              281,660,523  |    1,690       309        (916)      (325)          758

Capital decrease (1)                       |   (1,338)     (309)      1,647        -             -
Capital increase (2)          774,997,049  |      969        64         -          -           1,033
Changes in Cumulative
Translation Adjustments          -         |    -           -           -           74            74
Net loss                         -         |    -           -        (1,836)         -        (1,836)
                            -------------  | ----------  ---------  --------   ----------   -----------
At 31 March 2004            1,056,657,572  |    1,321        64      (1,105)      (251)           29

Conversion of ORA (3)          15,473,425  |       14         5         -          -              19
Conversion of TSDDRA (4)      240,000,000  |      300       -         -            -             300
Capital decrease (5)             -         |   (1,175)      (64)      1,239        -             -
Capital increase (6)        4,185,080,412  |    1,464       261         -          -           1,725
Changes in Cumulative
Translation Adjustments          -         |      -         -           -          (26)          (26)
Net loss                         -         |      -         -          (865)       -            (865)
                            -------------  | ----------  ---------  --------   ----------   -----------
At 31 March 2005            5,497,211,409  |    1,924       266        (731)      (277)        1,182
                            =============  | ==========  =========  ========   ==========   ===========
--------------
o   Net equity movement between 1 April 2003 and 31 March 2004

    At 31 March 2003,  the issued  paid-up share capital of the parent  company,
    ALSTOM,  amounted to €1,689,963,138  and was divided into 281,660,523 shares having a par value of €6.

    At the Ordinary  General  Shareholders'  Meeting held on 2 July 2003, it was decided that no dividend be paid.

(1) The ALSTOM  shareholders' equity at 31 march 2003 constituted less than 50%
    of its share capital.  Therefore,  in accordance  with article L. 225-248 of the French Code de commerce,  the shareholders were requested and agreed, at the General  Shareholders' Meeting held on 2 July 2003, not to liquidate the
    company  by   anticipation.   Further,   it  was  decided  at  such  General
    Shareholders' Meeting, to reduce ALSTOM's share capital, due to losses, from
    €1,689,963,138 to  €352,075,653.75.  This reduction in the share capital was implemented  through the reduction in the nominal  value of ALSTOM  ordinary share from €6 per share to €1.25 per share.

(2) Subsequently,  in November 2003, an issue of shares was made and 239,933,033 shares with a par value of €1.25 were subscribed.

    In December 2003, an issue of bonds  reimbursable  into shares  "Obligations remboursables en actions" was made and 643,795,472  bonds were subscribed at
    €1.4 per  bonds  with a par value of €1.25.  At 31 March  2004,  535,064,016 bonds were converted into shares on the basis of one share for one bond.

    Related costs of €16 million (net of tax of €9 million) were charged against additional paid-in capital of €80 million.

    At 31 March 2004, the share capital amounted to €1,320,821,965 consisting of
    1,056,657,572  shares  with a nominal  value of €1.25 per share.  All shares were fully paid up.

    At the Ordinary  General  Shareholders'  Meeting held on 9 July 2004, it was decided that no dividend be paid.

o   Net equity movement between 1 April 2004 and 31 March 2005

(3) During the period,  14,112,541 bonds  reimbursable  into shares  "Obligation
    Remboursables  en Actions" were converted into shares initially on the basis of one share for one bond and as from 16 August 2004 following completion of the capital increase with preferential  subscription rights, on the basis of the adjusted  ratio of 1.2559 share for one bond,  resulting in the issue of
    15,473,425 new shares (see Note 17).

(4) On  7  July  2004,  following  the  European  Commission's   approval,   the
    subordinated  bonds  reimbursable  with shares  "Titres  Subordonnés à Durée
    Déterminée Remboursables en Actions" held by the French Republic were repaid into 240,000,000 new shares at a par value of €1.25.

(5) The ALSTOM  shareholders' equity at 31 march 2004 constituted less than 50%
    of its share capital.  Therefore,  in accordance  with article L. 225-248 of the French Code de commerce,  the shareholders were requested and agreed, at the Extraordinary  General  Shareholders' Meeting held on 9 July 2004 not to liquidate  the company by  anticipation.  Further,  it was decided to reduce
    ALSTOM's  share  capital,   due  to  losses,   from   €1,631,815,076.25   to
    €456,908,221.35  This reduction in the share capital was implemented through the reduction in the nominal value of one ALSTOM  ordinary  share from €1.25 per share to €0.35 per share.

(6) On 12  and 13  August  2004,  the  Group  closed  two  simultaneous  capital increases :

    - A capital increase with preferential  subscription rights to be subscribed either in cash or by set-off  against  certain of our  outstanding  debt was subscribed for a total gross amount of €1,508 million as follows :
    o €1,277 million gross amount  consisting of 3,192,826,907 new shares issued at €0.40 having a par value of €0.35 subscribed in cash.
    o €231 million gross amount  consisting of 462,438,861  new shares issued at
      €0.50 having a par value of €0.35, subscribed by set-off against debt.

    - A second capital increase which was reserved for certain Group's creditors to be subscribed  by set off against  certain of our  outstanding  debts was
    subscribed  for  a  total  gross  amount  of  €240  million   consisting  of
    480,000,000 new shares issued at €0.50 having a par value of €0.35.

    On 6 December 2004, the Group closed a share capital  increase  reserved for its employees  consisting of 49,814,644  new shares issued at a par value of
    €0.35.

Related  costs of €40 million (net of tax of €22 million)  were charged  against additional paid in capital of €301 million.

At 31 March 2005, the share capital amounted to €1,924,023,993.15  consisting of
5,497,211,409  shares  with a nominal  value of €0.35 per share.  All shares are fully paid up.

              The accompanying Notes are an integral part of these
                       Consolidated Financial Statements.

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Description of business and basis of preparation

(a) Description of business

ALSTOM  (the Group) is a provider of energy and  transport  infrastructure.  The energy market is served  through  activities  in the fields of power  generation and,  power  conversion,  and the  transport  market  through  rail  and  marine activities. A range of components,  systems and services is offered by the Group covering  design,  manufacture,  commissioning,  long-term  maintenance,  system integration,  management  of  turnkey  projects  and  applications  of  advanced technologies.

(b) Basis of preparation

The  consolidated  financial  statements  for year ended 31 March 2005 have been prepared on the basis of the accounting  principles generally accepted in France and methods of computation as set out in Note 2.

During the year ended 31 March 2005 a number of issues  concerning the financing of the Group were resolved:

-  The Group secured bonding and guarantee  facilities to a maximum  outstanding amount of up to €8 billion of which €7.15 billion have already been committed at 31 March 2005.
-  Agreement  was  reached  with the  Group's  banks  on a new set of  financial covenants  and  amendments  required to allow  implementation  to a financial plan.
-  The European  Commission,  approved,  under certain  conditions,  the Group's financing plan including the French State's participation in the plan.
-  Shareholders  approved at a General  Shareholders  Meeting the financing Plan and  authorised  the  Group to launch a capital  increase  of €2,048  million
   (before related costs) through cash injection and debt to equity swaps.

To respond to the European  Commission  requirements  the Group has committed in
July  2004 to  dispose  of,  over the next two  years,  businesses  representing approximately  €1.5 billion in sales.  The  divestments  include the  industrial boilers  business which is part of the Power Turbo  Systems/  Power  Environment
Sector,  Transport Sector's  operations in Australia and New Zealand and freight locomotive business in Spain (disposed at 31 March 2005 (see Note 3)), and other activities/businesses  now identified  (see Note 32). In addition,  the Group is required  to  establish a 50-50 joint  venture for Hydro power  business  and to enter, within four years, into industrial partnerships. In the Transport Sector, the Group must forgo  acquisitions  for four years in the European  Union over a certain threshold.

The French State has  committed to sell its shares at the latest  twelve  months following  the Group's  obtaining an  investment-grade  rating,  or in any event prior to July 2008.

The Group's  Consolidated  Financial Statements for the year-ended 31 March 2004 were prepared after taking into account a number of matters including :

-  The Financing  Package  negotiated in September 2003 resulted in a new set of financial  covenants.  As at 31 March  2004,  the Group  would have failed to comply with those covenants related to "consolidated net worth" and "EBITDA".
   Accordingly,  the Group  obtained  agreement  from its lenders to suspend the covenants it had previously negotiated until 30 September 2004.
-  The  Group  obtained  bonding  and  guarantee  facilities  as a result of the
   Financing Package agreed in September 2003 of €3.5 billion,  of which 65% was guaranteed  by the  French  State.  This  facility  was  sufficient  to  meet approximately  one year of orders  and was  expected  to be used  during  the summer  2004.  The Group  entered into  discussions  with certain of its main banks to secure access to contract bonding and guarantee facilities.
-  The approval of the European  Commission for the Financing  Package announced on 22 September 2003 was outstanding.

Having  considered the matters set out above, the Group concluded that the going concern principle was the appropriate basis of preparation for the 31 March 2004
Consolidated Financial Statements on the assumptions that it would be able to :

-  secure contract bonding and guarantee  facilities to meet its normal business activity,
-  successfully negotiate new covenants with its lenders,
-  obtain all necessary approvals from the European Commission,
-  generate  operating  income and cash flow sufficient to respect  covenants or
   waivers  being  granted,   thus  ensuring  continued   availability  of  debt
   financing.

Note 2 - Summary of accounting policies

The  Consolidated  Financial  Statements of the Group are prepared in accordance with French Generally Accepted Accounting  Principles and Règlement 99-02 of the
Comité de Réglementation Comptable (French consolidation methodology). Benchmark treatments are generally used. However, capital lease arrangements and long term rentals are not capitalised (see Note 27 (b)).

(a)   New accounting pronouncement effective 1 April 2004

The  Financial  Security  Act of 1 August 2003  (article 133  modifying  article
L-233-16 of the French  "Code de  commerce")  has  modified  the  conditions  of exercise of the control on an entity by  cancelling  the  obligation  to hold at least one share in the controlled enterprise.

Consequently,   the  ss.  10052  of  the  Règlement   99-02  of  the  Comité  de
Réglementation  Comptable  has been  amended by  Règlement  2004-03 of the 4 May
2004,  which  cancelled the obligation to hold at least one share of the capital of the controlled enterprise to be consolidated.

This  Règlement is applicable for the fiscal years starting on the 4 August 2003 or later, ie for the Group the year commencing 1 April 2004.

The Group has  reviewed  its  existing  interests  in Special  Purpose  Entities previously  not  consolidated  but now falling  into the scope of the  Règlement
2004-03 of the 4 May 2004. The Group  concluded that at 1 April 2004 five ad-hoc entities have to be fully  consolidated in application of the Règlement  2004-03 of the 4 May 2004.

The  impacts  of the  change  in  accounting  principles  have  been  determined retrospectively,  after tax effect,  and  allocated to the opening net equity as follows :

Consolidated Balance Sheet

                                          At 31 March 2004
                                            (As approved
                                               by the
                                            Shareholders'
                                               meeting      Impact of
                                              On 9 July     Règlement          At
                                                2004)     CRC 2004-03 (1) 1 April 2004
                                            ------------- --------------- ------------
                                                           (in € million)
Property, plant and equipment, net              1,569           693         2,262
Inventories and contract in progress, net       2,887           110         2,997
Other fixed assets, net                         1,217          (115)        1,102
Other assets, net                              11,585           138        11,723
Short term investments and cash equivalents     1,466             -         1,466
                                            ------------- --------------- ------------
Total assets                                   18,724           826        19,550
                                            ============= =============== ============
Shareholders' equity                               29             -            29
Provisions for risks and charges                3,489            (5)        3,484
Financial debt                                  4,372           827         5,199
Other liabilities                              10,834             4        10,838
                                            ------------- --------------- ------------
Total liabilities                              18,724           826        19,550
                                            ============= =============== ============
-------------
(1) See Note 25

(b)   Consolidation methods

Entities over which the Group has direct or indirect control of more than 50% of the outstanding voting shares, or over which it exercises effective control, are fully  consolidated.  Control exists where the Group has the power,  directly or indirectly,  to govern the financial and operating  policies of an enterprise so as to obtain benefits from its activities, whether it holds shares or not.

Joint   ventures  in  companies  in  which  the  Group  has  joint  control  are consolidated  by the  proportionate  method with the Group's  share of the joint ventures' results, assets and liabilities recorded in the Consolidated Financial
Statements.

Entities in which the Group has an equity  interest of 20% to 50% and over which the Group exercises  significant  influence,  but not control, are accounted for under the equity method.

Results of  operations of  subsidiaries  acquired or disposed of during the year are  recognised  in the  Consolidated  Income  Statements  as from  the  date of acquisition or up to the date of disposal, respectively.

Inter company balances and transactions are eliminated on consolidation.

A list of the  Group's  major  consolidated  businesses  and  investees  and the applicable method of consolidation is provided in Note 33.

(c)   Use of estimates

The  preparation of the  Consolidated  Financial  Statements in conformity  with generally accepted  accounting  principles requires management to make estimates and assumptions  that affect the reported  amounts of assets and liabilities and disclosure  of  contingent  gains and  liabilities  at the date of the financial statements  and the reported  amounts of the  revenues  and expenses  during the reporting  period.  Management  reviews  estimates  on an  ongoing  basis  using currently available information.  Costs to date are considered, as are estimated costs to complete and estimated future costs of warranty obligations.  Estimates of future cost  reflect  management's  current  best  estimate  of the  probable outflow of  financial  resources  that will be  required  to settle  contractual obligations.  The assumptions to calculate present obligations take into account current technology as well as the commercial and contractual positions, assessed on a contract by contract basis.

The introduction of technologically advanced products exposes the Group to risks of  product  failure  significantly  beyond  the terms of  standard  contractual warranties  applying  to  suppliers  of  equipment  only.  Changes  in facts and circumstances  may result in actual  financial  consequences  different from the estimates.

(d)   Revenue and cost recognition

Revenue on contracts  which are of less than one year  duration,  including  the sale of  manufactured  products and rendering of services,  is  recognised  upon transfer of title, including the risks and rewards of ownership, which generally occurs on delivery to the customer and performance of service activities.

Revenue  on  construction  type  contracts  of more  than one  year,  long  term contracts, is recognised on the percentage of completion method, measured either by segmented portions of the contract "contract milestones" or costs incurred to date compared to estimated total costs.

For long term service contracts, revenues are generally recognised over the term of the contract as work is performed and services rendered.

Claims are  recognised as revenue when it is probable that the claim will result in  additional  revenue  and  the  amount  can be  reasonably  estimated,  which generally occurs upon agreement by the customer.  Government  subsidies relating to the  shipbuilding  sector  are added to the  related  contract  value and are recognised as revenue using the percentage of completion method.

Total estimated costs at completion include direct (such as material and labour)
and indirect  contract costs incurred to date as well as estimated similar costs to complete,  including warranty accruals and costs to settle claims or disputes that are considered probable. Selling and administrative expenses are charged to expense as  incurred.  As a result of contract  review,  accruals  for losses on contracts and other contract related provisions are recorded as soon as they are probable in the line item "Cost of sales" in the Consolidated  Income Statement.
Adjustments to contract estimates resulting from job conditions and performance, as well as changes in estimated profitability, are recognised in "Cost of Sales"
as soon as they occur.

Cost of sales is  computed on the basis of  percentage  of  completion  measured either by segmented  portions of the  contract  "contract  milestones"  or costs incurred to date  compared to estimated  total costs.  The excess of this amount over the cost of sales reported in prior periods is the cost of revenues for the period.  Contract  completion  accruals are  recorded for future  expenses to be incurred in  connection  with the  completion  of contracts  or of  identifiable portions  of  contracts.  Warranty  provisions  are  estimated  on the  basis of contractual agreement and available statistical data.

(e)   Translation of financial statements denominated in foreign currencies

The functional  currency of the Group's  foreign  subsidiaries is the applicable local currency.  Assets and liabilities of foreign  subsidiaries located outside the Euro zone are translated into euros at the period end rate of exchange,  and their income  statements  and cash flow  statements are converted at the average rate of  exchange  for the  period.  The  resulting  translation  adjustment  is included as a component of shareholders' equity.

(f)   Foreign currency transactions

Foreign currency  transactions are translated into local currency at the rate of exchange  applicable to the transaction  (market rate or forward hedge rate). At period end, foreign currency assets and liabilities to be settled are translated into  local  currency  at the rate of  exchange  prevailing  at that date or the forward  hedge rate.  Resulting  exchange rate  differences  are included in the
Consolidated Income Statement.

(g)   Financial instruments

The Group operates  internationally  giving rise to exposure to market risks and changes in interest rates and foreign exchange rates.  Financial instruments are utilised by the Group to reduce  those  risks.  The  Group's  policy is to hedge currency exposures by holding or issuing financial instruments.

The Group enters into various  interest  rate swaps to manage its interest  rate exposures. Net interest is accrued as either interest receivable or payable with the offset recorded in financial interest.

The Group  enters into  forward  foreign  exchange  contracts  to hedge  foreign currency  transactions.  Realised  and  unrealised  gains  and  losses  on these instruments  are deferred  and  recorded in the  carrying  amount of the related hedged  asset,  liability  or firm  commitment.  Changes in the value of forward exchange  contracts  are thus  recognised  in the  results of the same period as changes in the value of the underlying assets and liabilities.

The Group also uses export insurance contracts to hedge its currency exposure on certain  long-term  contracts  during  the  open  bid  time as well as when  the commercial  contract is signed.  If the Group is not  successful  in signing the contract, the Group incurs no additional liability towards the insurance company except the prepaid premium. As a consequence,  during the open bid period, these insurance  contracts are accounted for as such,  the premium being expensed when incurred.  When the contract is signed,  the insurance contract is accounted for as described above for forward foreign exchange contracts.

In addition,  the Group may enter into  derivatives in order to optimise the use of some of its existing assets. Such a decision is taken on a case by case basis and is subject to approval by the management.

(h)   Goodwill

Goodwill  represents the excess of the purchase price over the fair value of the assets and liabilities acquired in a business combination.  Initial estimates of fair values are finalised at the end of the financial year following the year of acquisition. Thereafter, releases of unrequired provisions for risks and charges resulting from the purchase price  allocation are applied to goodwill.  Goodwill is  amortised  on the  straight-line  basis over a period of twenty years in all sectors due to the long-term nature of the contracts and activities involved.

(i)   Other intangible assets

The Group  recognises  other  intangible  assets such as  technology,  licensing agreements,  installed bases of customers, etc. These acquired intangible assets are  amortised on the  straight-line  basis over a period of twenty years in all sectors due to the long-term nature of the contracts and activities involved.

(j)   Impairment

At the balance  sheet  date,  whenever  events or changes in markets  indicate a potential  impairment to goodwill,  other intangible assets and property,  plant and equipment,  the carrying amount of such assets is reduced to their estimated recoverable value. Impairment tests are performed at each year-end.

(k)   Property, plant and equipment

Property,  plant and  equipment  are recorded at  historical  cost to the Group.
Depreciation  is computed  using the  straight-line  method  over the  following estimated useful lives :

                                                             Estimated useful
                                                              life in years
                                                             -----------------
Buildings                                                           25
Machinery and equipment                                             10
Tools, furniture, fixtures and others                               3-7
Cruise ships                                                        30

Assets financed through capital lease are not capitalised (see Note 27 (b)).

(l)   Other investments

Other investments are recorded at the lower of historical cost or net realisable value,  assessed on an individual  investment basis. The net realisable value is calculated  using the  following  parameters : equity value,  profitability  and expected cash flow from the investment.

(m)   Other fixed assets

Other  fixed  assets  are  recorded  at the  lower  of  historical  cost  or net realisable value, assessed on an individual investment basis.

(n)   Inventories and contracts in progress

Raw  materials  and  supplies,  work and  contracts  in  progress,  and finished products  are  stated at the  lower of cost,  using the  weighted  average  cost method,  or net realisable  value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Inventory cost includes costs of acquiring inventories and bringing them to their existing location and condition.  Finished goods and work and  contract  in  progress  inventory  includes  an  allocation  of  applicable manufacturing overheads.

(o)   Short-term investments

Short-term  investments  include debt and equity securities and deposits with an initial  maturity  greater than three months but available for sale.  Short-term investments are recorded at the lower of cost or market value, on a line by line basis.

(p)   Cash and cash equivalents

Cash and cash equivalents  consist of cash and highly liquid investments with an initial maturity of less than three months.

(q)   Deferred taxation

Deferred taxes are calculated for each taxable entity for temporary  differences arising between the tax value and book value of assets and liabilities. Deferred tax assets and liabilities are recognised where timing  differences are expected to reverse in future years. Deferred tax assets are recorded gross and valuation allowances  are recorded  when  necessary to reflect the  estimated  recoverable amount. Deferred tax amounts are adjusted for changes in the applicable tax rate upon enactment.

Deferred tax assets and liabilities are netted first by legal entity and then by tax grouping.

No provision is made for income taxes on  accumulated  earnings of  consolidated businesses or equity method investees for whom no distribution is planned.

(r)   Customer deposits and advances

Customer  deposits and advances are shown net, and  represent  amounts  received from  customers  in advance  of work being  undertaken  on their  behalf.  Where trading  has taken  place  under  the long  term  contract  trading  rules,  but provisional acceptance of the contract has not taken place, the related customer advance is shown as a deduction from the related receivables.

If any balance of customer  deposits and advances is still outstanding and where work is  undertaken  on behalf of customers  before sale,  the related  customer advance, termed a progress payment is deducted from Inventories and Contracts in
Progress on a contract by contract basis.

(s)   Provisions for risks and charges

A provision is recognised when :

-  the Group has a present legal or constructive  obligation of uncertain timing or amount as a result of a past event;
-  it is  probable  that an outflow of  economic  resources  will be required to settle the obligation;
-  and such outflow can be reliably estimated.

Provisions  for  warranties are  recognised  based on contract  terms.  Warranty periods  may extend up to five years.  The  provisions  are based on  historical warranty data and a weighting of all possible  outcomes against their associated probabilities.  Provisions  for contract  losses are recorded at the point where the loss is first  determined.  Provisions  are recorded for all  penalties  and claims based on management's assessment of the likely outcome.

(t)   Stock options

Stock options are not recorded by the Group at the date of grant.  However, upon exercise  of stock  options,  the Group will  record the  issuance of the common shares as an equity  transaction  based on the amount of cash  received from the holders.

(u)   Research and development

Internally generated research and development costs are expensed as incurred.

(v)   Employee benefits

The  estimated  cost of providing  benefits to  employees is accrued  during the years in which the employees render services.

For single  employer  defined  benefit  plans,  the fair value of plan assets is assessed  annually and  actuarial  assumptions  are used to  determine  cost and benefit  obligations.  Liabilities  and prepaid  expenses  are accrued  over the estimated term of service of employees using actuarial methods. Experience gains and  losses,  as well as changes in  actuarial  assumptions  and plan assets and provisions are amortised over the average future service period of employees.

For defined  contribution plans and multi-employer  pension plans,  expenses are recorded as incurred.

(w)   Restructuring

Restructuring  costs are accrued when reduction or closure of  facilities,  or a program to reduce the  workforce is announced  and when  management is committed with the  concerned employees  and when  related costs are precisely determined.

Such costs include  employees'  severance and  termination  benefits,  estimated facility closing costs and write-off of assets.

(x)   Financial income (expense)

Financial  income  (expense) is  principally  comprised  of interest  payable on borrowings,  interest  receivable on funds invested,  foreign exchange gains and losses,  and gains and losses on hedging  instruments,  fees paid for putting in place guarantees, syndicated loans and other financing facilities,  depreciation of financial assets and investments.

Interest income is recognised in the income statement as it accrues, taking into account the effective  yield on the asset.  Dividend income is recognised in the income  statement  on the date that the  dividend is  declared.  All other costs incurred in connection with borrowings are expensed, when appropriate,  over the maturity period of the borrowings

(y)   Earnings per share

Basic  Earnings per share are computed by dividing the period net income  (loss)
by the weighted average number of outstanding shares during the financial year.

Diluted earnings per share are computed by dividing the period net income (loss)
by the  weighted  average  number of shares  outstanding  plus the effect of any dilutive instruments.

For the  diluted  earnings  per  share  calculation,  net  income  (loss) is not adjusted as the Group is loss making.

(z)   Exchange rates used for the translation of main currencies

                                2003                  2004                  2005
                         -------------------   -------------------   -------------------
€ for 1 monetary unit    Average    Closing    Average    Closing    Average    Closing
-----------------------  --------   --------   --------   --------   --------   --------
British pound            1.549571   1.450116   1.444363   1.501727   1.463325   1.452433
Swiss franc              0.682536   0.677323   0.646074   0.641272   0.650036   0.645745
US dollar                0.997990   0.917852   0.849427   0.818063   0.791901   0.771367
Canadian dollar          0.646284   0.623558   0.628913   0.625821   0.621966   0.635445
Australian dollar        0.563472   0.553220   0.591628   0.622975   0.585581   0.596552

Note 3 - Changes in consolidated companies

o  Starting 1 April 2004, pursuant to the first application of the Règlement CRC
   2004-03,  the Group fully  consolidates  five Special  Purpose  Entities (see
   Notes 2(a) and 25).

   On 20  September  2004,  the Group  completed  the  disposal  of one of these entities  financing  sixty  locomotives.  The net debt  associated  with this entity amounted to €243 million.  This entity has been  de-consolidated  from the date of disposal.

   On 1st December  2004,  the Group  completed the disposal to a third party of its loans to two entities  financing  two Cruise ships.  From that date,  the
   Group  concluded that the criterias of the Règlement CRC 2004-03,  triggering at 1st April 2004 the  consolidation  of these two  entities,  were no longer met. The net debt  associated  with these entities  amounted to €384 million.
   These  entities  have been  de-consolidated  from 1st December  2004.

o  On 15 April 2004,  the  disposal of the US entities of the former  Industrial
   Turbines  Businesses  (disposed of during the  year-ended  31 March 2004) was
   completed   with  effect  from  1  April  2004.   This   business   has  been
   de-consolidated from 1 April 2004.

o  During  the year  ended 31  March  2005,  following  the  obtaining  of local regulatory approvals, the disposal of certain non significant entities of the former  T&D Sector  (disposed  of during the  year-ended  31 March  2004) was completed.  At 31 March  2005,  the former T&D Indian  units are still in the process of being sold (see Note 32).

o  On 31 March 2005,  the Group  completed  the sale of its  freight  locomotive business in Spain. This business has been deconsolidated from that date.

o  During  the year  ended 31 March  2005,  the Group  disposed  of its non core
   Information Technology and Industrial products business in Australia.

No other significant changes in the scope of consolidated companies in the year ended 31 March 2005 occurred.

Note 4 - Other income (expense), net

                                                   Year ended 31 March
                                         --------------------------------------
                                            2003         2004           2005
                                         ----------   -----------    ----------
                                                     (in € million)
Net gain on disposal of fixed assets (1)     29            13             8
Net gain (loss) on disposal of
  investments (2)                           (35)          (24)            1
Restructuring costs (3)                    (268)         (655)        (358)
Employees' profit sharing                   (18)          (16)          (8)
Pension costs (4)                          (214)         (263)        (175)
Others, net (5)                             (49)         (166)         (51)
                                         ----------   -----------    ----------
Other income (expense), net                (555)       (1,111)        (583)
                                         ==========   ===========    ==========
-------------
(1) In the  year  ended 31 March  2003  and in the year  ended 31 March  2004 it mainly  corresponds to the net gain on the disposal of real estate portfolio in Western Europe

(2) In the year ended 31 March 2003, it mainly  corresponds to the net losses on disposal of South Africa operations and Alstom Power Insurance Ltd.
    In the year ended 31 March 2004 it mainly corresponds to:
    -  the net loss of €10  million on the  disposal of the  Industrial  Turbine businesses. The Group disposed of its Industrial Turbines businesses in a two part transaction with effect from, respectively, 30 April 2003 and 31
       July 2003. As a result, the consolidation packages prepared for each unit disposed  of for the last month of activity  prior to sale were  prepared under the control of the acquirer.  The Group made certain adjustments to the  consolidation  packages  received  to ensure  conformity  with Group
       accounting  principles  and  judgements,   consistently  applied.   These
       adjustments  resulted  in no  impact  on  Earnings  Before  Interest  and
       Taxation and Net income,  but did result in a  reclassification  reducing the gain on disposal  included  within  other income  (expense),  net and increasing operating income by €67 million.
    -  the net gain of €4 million on the  disposal of T&D sector  excluding  the
       Power Conversion business.  Certain  restructuring costs in T&D totalling
       €62 million  accruals  recorded  prior to disposal but not impacting cash and wholly for the benefit of the  acquirer  are shown as part of the Net gain (loss) on disposal of investments.
    -  the  net  loss  of  €10  million  on the  disposal  of  the  Group's  40%
       shareholding in the Chinese entity "FIGLEC"
    -  other net losses of €8 million on various  disposals  of non  significant consolidated companies
    In the year  ended 31 March 2005 it mainly  corresponds  to the net gains on disposal of activities  including the freight  locomotive  business in Spain offset by costs and provisions on guarantees,  claims and price  adjustments on past disposals.

(3) In the year ended 31 March 2004, it corresponds to additional  plans accrued for a net  amount of €628  million  relating  to  downsizing  of  activities including  closure of plants or activities and reduction in employees in all sectors  except  Marine and €27 million of write-off of assets.  In the year ended 31 March 2005, it  corresponds  to additional  plans accrued for a net amount of €343 million  relating to the  downsizing of activities  including closure of plants or  activities  and  reduction in employees  mainly in the
    Power  Turbo-Systems / Power Environment and Transport  Sectors,  and to €15
    million of write-off of assets (see Note 21).

(4) See Note 22 "Retirement, termination and post-retirement benefits"

(5) In the year ended 31 March 2003, in addition to other non operating costs it mainly include €15 million of costs related to past acquisition and disposal of activities.
    In the year ended 31 March 2004, in addition to other non operating costs it
    mainly  includes  costs  related  to  past   acquisitions  and  disposal  of
    activities of €59 million, costs of existing or reorganising  activities not qualifying as restructuring  costs of €34 million,  and €10 million of costs related to the capital increase.
    In the year ended 31 March 2005, in addition to other non operating  incomes it mainly includes  contract costs related to past acquisitions and disposal of activities of €34 million,  costs of exiting or  reorganising  activities not qualifying as restructuring costs of €22 million.

Note 5 - Financial income (expense)

                                                Year ended 31 March
                                       -------------------------------------
                                          2003         2004          2005
                                       ----------   -----------   ----------
                                                    (in € million)
Net interest expense (1)                 (264)        (271)         (208)
Foreign currency gain (loss) (2)           55          (19)          (27)
Other financial expense (3)               (61)        (170)         (111)
                                       ----------   -----------   ----------
Financial income (expense), net          (270)        (460)         (346)
                                       ==========   ===========   ==========
--------------
(1) Including  interests on securitisation of future receivables of €82 million,
    €24 million and €19 million for the years-ended 31 March 2003, 2004 and 2005 respectively.  The  reduction of the net interest  income  (expense)  mainly results from the reduction of the level of net debt during the year-ended 31
    March 2005.

(2) The foreign  currency  gain in the year ended 31 March 2003  mainly  results from the  unwinding of forward sale  contracts of US dollars  against  euros following a reassessment of the financing structure in the USA.

(3) Other  financial  income  (expenses),  net include fees paid on  guarantees, syndicated  loans  and  other  financing  facilities  of €41  million , €125 million and €83  million  for the years  ended 31 March 2003,  2004 and 2005 respectively.

Note 6 - Income tax

(a) Analysis by nature and geographic origin

                                                 Year ended 31 March
                                        -------------------------------------
                                           2003          2004         2005
                                        ----------   -----------   ----------
                                                     (in € million)
France                                       (3)           (7)          14
Foreign                                    (150)          (95)         (32)
                                        ----------   -----------   ----------
Current income tax                         (153)         (102)         (18)
France                                        8            14         (112)
Foreign                                     408          (163)         (73)
                                        ----------   -----------   ----------
Deferred income tax                         416          (149)        (185)
                                        ----------   -----------   ----------
Income tax (charge) credit                  263          (251)        (203)
                                        ==========   ===========   ==========

(b) Effective income tax rate

                                                 Year ended 31 March
                                        -------------------------------------
                                           2003         2004          2005
                                        ----------   -----------   ----------
                                                    (in € million)

France                                     (218)         (796)       (332)
Foreign                                  (1,181)         (535)        (106)
                                        ----------   -----------   ----------
Pre-tax loss                             (1,399)       (1,331)        (438)
Statutory income tax rate of the
parent company                            35.43%        35.43%       34,93%
Expected tax (charge) credit                496           472          153
Impact of:
- difference in rate of taxation (1)       (110)            5           16
- reduced taxation of capital gain
(non recognised losses  on
disposals) (2)                               36          (172)         (23)
- recognition (non recognition) of
deferred tax assets (3)                     (76)         (377)        (218)
- net change in estimate of tax
liabilities                                  35           (43)         (38)
- intangible assets                         (22)          (21)         (18)
- other permanent differences               (96)         (115)         (75)
                                        ----------   -----------   ----------
Income tax ( charge ) credit                263          (251)        (203)
                                        ----------   -----------   ----------
Effective tax rate                            -             -            -
                                        ==========   ===========   ==========
---------------
(1) At 31 March 2003,  the  effective  income tax rate was affected by the lower rate of taxation in Switzerland.

(2) At 31 March 2004, it was affected by the reduced taxation of capital gain.

(3) In all  years  the  effective  tax  rate  was  principally  affected  by the non-recognition  of deferred tax assets  resulting  from the  generation  of losses.

The  Group  consolidates  most  of its  country  operations  for  tax  purposes, including in France, the United Kingdom, the United States, and Germany.

The basis of tax loss carry forward by maturity is as follows :

                                        At 31 March  At 31 March   At 31 March
                                           2003          2004          2005
                                        -----------  ------------  -----------
                                                     (In € million)
Expiring within 1 year                        221            20            36
                2 years                        66            15            26
                3 years                       157            75            34
                4 years                       507            80           182
                5 years and more            2,873         1,999         1,532
                Not subject to expiration   1,501         2,293         2,679
                                        -----------  ------------  -----------
                Total                       5,325         4,482         4,489
                                        ===========  ============  ===========

The basis of tax losses  carry  forward  after  valuation  allowance  amounts to
€1,721 million ; of this amount €453 million expires within 15 years or more and
€723 million is not subject to expiry.

The losses  incurred over the last three years have led to a detailed  review by jurisdiction  of deferred tax assets.  This review took into account current and past  performance,  length of carry  back,  carry  forward  and expiry  periods, existing  contracts in the order book,  budget and three years plan. This review led to a valuation  allowance on deferred tax assets of €948 million at 31 March
2005 (€730 million at March 31 2004).  Most of the deferred tax assets currently subject to valuation allowance remain available to be utilised in the future.

The deferred tax assets and liabilities are made up as follows :

                                                       At 31 March
                                           -------------------------------------
                                              2003         2004          2005
                                           ----------   -----------   ----------
                                                      (in € million)
Accelerated depreciation                         48          54           78
Intangible assets                               245         337          338
Profit sharing, annual leave and pension
accrual not yet deductible                      113          89           89
Provisions and other expenses not
currently deductible                            535         512          482
Contract provisions taxed in advance            110          38           55
Tax loss carry forwards                       1,755       1,510        1,504
Others                                          149         161          100
                                           ----------   -----------   ----------
Gross Deferred tax assets                     2,955       2,701        2,646
                                           ----------   -----------   ----------
Valuation allowance                            (365)       (730)        (948)
                                           ----------   -----------   ----------
Netting by tax grouping or by legal entity     (759)       (410)        (328)
                                           ----------   -----------   ----------
Deferred tax assets                           1,831       1,561        1,370
                                           ==========   ===========   ==========
Accelerated depreciation for tax purposes       (81)        (63)         (50)
Contract revenues not currently taxable        (255)       (132)        (126)
Losses on inter company transfers               (34)         (4)          (4)
Deferred income related to leasing
transactions                                    (60)        (67)         (16)
Inventory valuation methods                     (49)        (22)          (9)
Pensions and other adjustments not
currently taxable                               (91)        (57)         (25)
Provisions and other expenses deducted in
  advance                                      (226)        (95)        (119)
                                           ----------   -----------   ----------
Gross Deferred tax liabilities                 (796)       (440)        (349)
                                           ----------   -----------   ----------
Netting by tax grouping or by legal entity      759         410          328
                                           ----------   -----------   ----------
Deferred tax liabilities                        (37)        (30)         (21)
                                           ----------   -----------   ----------
Net deferred tax                              1,794       1,531        1,349
                                           ==========   ===========   ==========

The Group is satisfied as to the  recoverability of the deferred tax assets, net at 31 March  2005 of €1,349  million,  on the basis of an  extrapolation  of the three year  business  plan,  approved by the Board of  Directors,  which shows a capacity to generate a  sufficient  level of taxable  profits to recover its net tax loss carry forward and other net assets generated through timing differences over a period of four to twelve years,  this  reflecting the long term nature of the Group's operations.  On the basis of an extrapolation of the Company's three years  business  plan,  it is estimated  that around 60% of the net deferred tax assets will be recovered within 5 years.

Note 7 - Goodwill, net

                                Net       Net                                Translation    Net
                             value at   value at                             Adjustments  value at
                             31 March   31 March  Acquisitions/               and other   31 March
                             2003 (1)   2004 (1)   Disposals    Amortisation   changes      2005
                             ---------  --------- ------------  ------------ -----------  ---------
                                                         (In € million)
Power Turbo-Systems /
Power Environment (1)           870         817         -           (52)          -           765

Power Service  (2)            2,166       1,991         -          (128)          -         1,863

Transport                       558         530         -           (37)         (3)          490

Marine                            2           2         -             -           -             2

Power Conversion (3)             87          79         -            (6)          1            74

Power Industrial Turbines (2)   329           -         -             -           -             -

Transmission &
Distribution (3)                428           -         -             -           -             -

Other                             -           5        (5)            -           -             -
                             ---------  --------- ------------  ------------ -----------  ---------
Goodwill, net                 4,440       3,424        (5)         (223)         (2)        3,194
                             =========  ========= ============  ============ ===========  =========

----------------------

(1) From 1 April 2004,  the former  Power  Turbo-Systems  and Power  Environment sectors  were merged into one Sector  (See Note 26 (a)).  Consequently,  the
    Goodwill,  net  allocated  to  the  former  Power  Turbo-Systems  and  Power
    Environment  sector  is now  presented  to  reflect  the  current  reporting structure.

(2) In April 2003,  the Group  announced  the  completion of the disposal of its small gas turbine  business  and on 1 August  2003,  the  completion  of the disposal of the medium gas turbines and industrial  steam turbines  business was announced,  both to Siemens. The related Service activities were sold in the same transactions.

(3) In January 2004,  the Group  announced the completion of the disposal of the majority  of its T&D Sector  (excluding  Power  Conversion  business).  As a result, Power Conversion goodwill, included in T&D Sector in March 2003, has been presented in a separate line.  Goodwill  relating to the T&D activities not de-consolidated at 31 March 2004 is shown in the line "other".

The gross  value of  goodwill  was €5,449  million,  €4,420  million  and €4,405 million at 31 March 2003, 2004 and 2005 respectively.

At 31 March  2005,  the Group  requested  a third  party  valuer to  provide  an independent  report  as part of its  impairment  test,  performed  annually,  on goodwill and other intangible assets (see Note 8).

The valuation in use was determined primarily by focusing on the discounted cash flow  methodology  which  captured  the  potential of the asset base to generate future profits and cash flow and was based on the following factors:

-  The Group's  internal three year Business Plan prepared as part of its annual budget exercise at sector level and reviewed by external experts.
-  Extrapolation of the three year Business Plan by up to 10 years.
-  The  Group's  Weighted  Average  Cost  of  Capital,  post-tax,  of 9% to  11%
   reflecting the differing risks profiles of each Sector of the Group.

The terminal value at the end of the ten year period represents approximately 50
% of total enterprise value.

The  valuation  supported  the  Group's  opinion  that its  goodwill  and  other intangible assets were not impaired.

Note 8 - Other intangible assets, net

                                                                       Translation
                          At         At                                adjustments     At
                       31 March   31 March  Acquisitions/               and other   31 March
                         2003       2004    Amortisation   Disposals     changes      2005
                       ---------  --------- ------------  -----------  -----------  ---------
                                                   (In € million)

Gross value              1,354    1,172          12            -            -          1,184

Amortisation              (186)    (216)        (59)           -            -           (275)
                       ---------  --------- ------------  -----------  -----------  ---------
Other intangible
  assets, net            1,168      956         (47)           -            -            909
                       =========  ========= ============  ===========  ===========  =========

Other intangible  assets mainly result from the allocation of the purchase price following  the  acquisition  of ABB's 50%  shareholding  in Power.  It  includes technology,  an installed base of customers and licensing agreements.  Additions in the  year-end  31 March 2005  reflect  payments  under a  technology  sharing agreement.

The  decrease  in the  year-ended  31 March 2004  reflects  the  disposal of the
Industrial Turbines businesses and amortisation of the period.

Note 9 - Property, plant and equipment, net
                                                                                                 Translation
                            At        At        At                               Changes in      Adjustments    At
                         31 March  31 March  1st April Acquisitions/              scope of        and other  31 March
                           2003      2004     2004(*)  Depreciation  Disposals consolidations(1)  changes      2005
                         --------  --------  --------- ------------  --------- ----------------  ----------- --------
                                                              (In € million)

Land                         286       152       152        0           (5)           (2)            (1)        144
Buildings                  1,505     1,113     1,113       21          (12)           (6)             5       1,121
Machinery and
Equipment                  3,174     2,320     2,320       81         (168)           (8)           (32)      2,193
Tools, furniture,
fixtures and others          947       558     1,443       79          (60)         (730)           (76)        656
                         --------  --------  --------- ------------  --------- ----------------  ----------- --------
Gross value                5,912     4,143     5,028      181         (245)         (746)          (104)      4,114
                         --------  --------  --------- ------------  --------- ----------------  ----------- --------

Land                          (8)       (6)       (6)      (3)           0             0              0       (9)

Buildings                   (638)     (491)     (491)     (58)          19             0             (5)      (535)
Machinery and Equipment    2,415)   (1,717)   (1,717)    (159)         151             4             34     (1,687)
Tools, furniture,
  fixtures and others       (520)     (360)     (552)     (98)          57           178              0       (415)
                         --------  --------  --------- ------------  --------- ----------------  ----------- --------
Accumulated depreciation  (3,581)    (2,574)   2,766)    (318)         227           182             29      (2,646)
                         --------  --------  --------- ------------  --------- ----------------  ----------- --------

Land                         278       146       146       (3)          (5)           (2)            (1)        135
Buildings                    867       622       622      (37)           7            (6)             0         586
Machinery and
Equipment                    759       603       603      (78)         (17)           (4)             2         506
Tools, furniture,
fixtures and others          427       198       891      (19)          (3)         (552)           (76)        241
                         --------  --------  --------- ------------  --------- ----------------  ----------- --------
Net value                  2,331     1,569     2,262     (137)         (18)         (564)           (75)      1,468
                         ========  ========  ========= ============  ========= ================  =========== =======-
--------------------
(*) Amended  amounts at 1st April 2004 pursuant to the first  application of the
    Règlement CRC 2004-03. See Note 2(a)

(1) Change in scope of consolidation is mainly due to the deconsolidation during the period of three special purpose entities  consolidated at 1st April 2004 following the the first  application  of the Règlement CRC 2004-03 (see Note
    25).

Assets financed through capital leases are not capitalised (see Note 27 (b)).

Note 10 - Equity method investments and other investments, net

Investments  in which the Group has direct or indirect  control of more than 50%
of the outstanding  voting shares or over which it exercises  effective  control are  fully  consolidated.  Only  investments  in which  the  Group has an equity interest of 20% to 50% and over which it  exercises  significant  influence  are accounted for under the equity method.

(a) Equity method investments
                                         At 31 March
                                     --------------------     %       Share in
                                      2003   2004   2005   Interest  Net income
                                     ------ ------ ------  --------  ----------
                                                   (in € million)
Guangxi Laibin Electric Power Co
  Ltd "Figlec" (1)                      59     -     -
Termoeléctrica del Golfo and
  Termoeléctrica Peñoles                87     66    66       49.5       -
ALSTOM S.A. de C.V., Mexico (2)          8      8     -                  -
Others                                   8     10    4         -         -
                                     ------ ------ ------            ----------
Total                                  162     84    70                  -
                                     ====== ====== ======            ==========
----------------
(1) During the year  ended 31 March  2004,  the Group sold to a third  party its shareholding of 40% of the registered  capital of a Chinese entity "Figlec", a company which operates a thermal Power Plant at Laibin, China

(2) The 49% interest in ALSTOM S.A de C.V, Mexico which the Group did not intend to  transfer  has in fact been  transferred  with a sold  subsidiary  to the purchaser of the former T&D Sector following refusal of the entity's lenders to approve a transaction  back to the Group. The Group has no indication the entity's  lenders  will change their  position.  It has reached an agreement with the holder of the 49%  interest  in ALSTOM S.A de CV Mexico  confirming their best  efforts to  obtain a transaction  back to the Group and defining their role until this event. Having reviewed the position the Group would intend to dispose of the asset after recovery.  On this basis, the assets of €8 million is  included  in "other  receivables,  net" (see  Note  15).  The Group  counter guarantees part of the entity's  financial debt for €33 million  included in the line "other guarantees" in Note 27.

(b) Other investments, net
                                                      At 31 March
                                        ---------------------------------------
                                         2003   2004              2005%
                                        ------ ------  ------------------------ Interest
                                          Net    Net   Gross   Provision   Net    2005
                                        ------ ------  ------  --------- ------ ---------
                                                      (in € million)
Ballard Power Systems Inc  (1)            22     27      22      (15)       7     1.8%
Birecik Baraj ve Hidroelektrik Santrali
  Tesis ve Isletme AS (2)                 20     15      20       (5)      15     13.6%
A-Train AB & A-Train Invest AB (3)         5      -       -         -       -
Tramvia Metropolita SA                     8      8       8         -       8    25.35%
Tramvia Metropolita del Besos              8      8       8         -       8    25.35%
Others (4)                                20     18      22      (12)      10
                                        ------ ------  ------  --------- ------
TOTAL                                     83     76      80      (32)      48
                                        ====== ======  ======  ========= ======

(1) During the fiscal year ended 31 March 2005,  the Group  disposed of 0.57% of its shareholding in Ballard. In addition, the remaining interests in Ballard
    Power Systems Inc have been  depreciated to align with the stock price at 31
    March 2005 on the Toronto Stock Exchange.

(2) During  the  fiscal  year  ended  31 March  2005,  the  Group  signed a sale agreement for its 13.6% of its shareholding in Birecik Barajve Hidroelektrik
    Santrali Tesis ve Isletme AS for a consideration close to the net book value but subject to the  obtaining  of approvals  from  external  parties.  These approvals have been obtained subsequent to 31 March 2005.

(3) A-Train AB & A-Train Invest AB were sold in January 2004

(4) No other investments' net value exceeds €5 million

Information on the main other  investments at 31 March 2005 is based on the most recent financial statements available and is the following:

                                                            Share in
                                             Net income    Net Equity
                                             ----------    -----------
                                                   (in € million)
Ballard Power Systems Inc                        (139)            8
Birecik Baraj ve Hidroelektrik Santrali
Tesis ve Isletme AS                               119            43
Tramvia Metropolita SA                              0             8
Tramvia Metropolita del Besos (Trambesos)           0             8

Note 11 - Other fixed assets, net

                                           At        At        At         At
                                       31 March  31 March   1st April  31 March
                                         2003       2004     2004 (*)    2005
                                       --------  --------   ---------  --------
                                                    (in € million)
Long term loans and deposits
  (vendor financing) (1)                  510        329        250          -
Deposits securing the Bonding
  Guarantee Facility (2)                    -          -          -        700
Other long term loans and deposits (3)    304        469        433        129
Prepaid assets - pensions (see
  Note 22)                                397        357        357        353
Others                                     83         62         62         82
                                       --------  --------   ---------  --------
Other fixed assets, net                 1,294      1,217      1,102      1,264
                                       ========  ========   =========  ========
----------------
(*) Amended  amounts at 1st April 2004 pursuant to the first  application of the
    Règlement CRC 2004-03. See Note 2(a)

(1) The long term loans and deposits  relating to vendor  financing  concern the
    Marine Sector and are the following:

                                      At        At        At        At
                                   31 March  31 March  1st April  31 March
                                     2003      2004       2004      2005
                                   --------  --------  ---------  --------
                                                 (en € million)
      Cruiseinvest/Renaissance (a)     261      240       226         -
      Festival (b)                      26       41        24         -
      Others (c)                       223       48         -         -
                                   --------  --------  ---------  --------
      TOTAL                            510      329       250         -
                                   ========  ========  =========  ========

   (a) Cruiseinvest / Renaissance

     -At 31 March 2003 and 2004,  the Group held US$170 million (€156 million at
      31 March 2003 and €139 million at 31 March 2004) of limited recourse notes issued by  Cruiseinvest  (Jersey)  and  bearing  interest at 6 % per annum payable half yearly in arrears, and maturing in December 2011. At 31 March
      2005, after the disposal of part of the notes the Group held US$42 million
      (€33 million).
     -The  Group  guaranteed  the  financing  arrangements  of a  subsidiary  of
      Cruiseinvest  (Jersey)Ltd,  Octavian  Shipping LLC of which USD84  million
      (€77  million  at 31 March  2003 and €69  million  at 31 March  2004) were supported by a cash deposit. In the year-ended 31 March 2005, this deposit has been fully released.
     -The Group provided  Cruiseinvest LLC with a €40 million line of credit, of which €15  million  was drawn  down at 31 March 2003 and €16  million  was drawn at 31 March 2004 and 31 March 2005, respectively.
     -The Group  also  granted  loans for €16  million  at 31 March  2004 and €4 million at 31 March 2003 to Cruiseinvest  (Jersey) Ltd subsidiaries.  At 1
      April 2004,  pursuant to the  application  of the  Règlement  CRC 2004-03,
      Octavian shipping LLC, a subsidiary of Cruiseinvest  (Jersey) Ltd is fully consolidated  and the  related  Group  financing  (€14  million)  has been eliminated as part of the consolidation process.

   At 31 March 2005, the Group has reviewed the risks  associated  with the € 53 million  remaining Marine vendor financing assets and depreciated  them. This depreciation  was covered by the Marine  vendor  financing  provision of €140 million at 31 March 2004  included in  Provision  for risks and charges  (see
   Note 21- Other provisions).

   (b) Festival

     -At 31 March  2004,  the Group  granted a loan of €17  million to an entity involved in the financing of one cruise-ship. At 1 April 2004, pursuant to the  application  of the  Règlement  CRC  2004-03,  this  entity  is fully consolidated  and the related Group  financing has been eliminated as part of the consolidation process.
     -In addition,  at 31 March 2003 and 31 March 2004 the Group  guaranteed the financing  arrangements of two cruise ships delivered to Festival of which
      €26  million  and  €24  million,  respectively  were  supported  by a cash deposit. At 31 March 2005, following the sale of these Cruise ships during the period,  the cash deposit was reimbursed  and the guarantees  released
      (see Note 27 (a) (2)).

   (c) Others

     At 31 March 2003 and 31 March 2004, the Group granted loans of €223 million and €48 million,  respectively to two entities involved in the financing of two  cruise-ships.  At 1 April  2004,  pursuant to the  application  of the
     Règlement  CRC 2004-03,  the two entities were fully  consolidated  and the related financing has been eliminated as part of the consolidation process.
     On 1st December  2004,  these loans have been sold to third party (See Note
     3).

(2) It  corresponds  to a cash  deposit  made by the  Group  with a third  party
    Trustee  to secure in the form of  remunerated  collateral  the new  Bonding
    Guarantee  Facility  Programme  of up to €8 billion  implemented  during the year-ended  31 March 2005 (see Note 27 (a) (1)) and  invested by the Trustee into Euro  government  bonds and/or central bank  securities with a residual maturity of less than 12 months.  The release of this collateral will depend on release of the bonds and guarantees issued under the Programme.

(3) At 31  March  2004 and 31 March  2005,  it  includes  €125  million  and €74 million, respectively held in escrow following the disposal of the small and medium gas turbine  businesses and the industrial  steam turbines  business.
    The  decrease  is due  to the  use of €19  million  to  cover  post  closing adjustments and a partial payment of €32 million.

Note 12 - Inventories and contracts in progress, net

                                               At 31 March     At 1st    At 31
                                            ----------------   April     March
                                              2003     2004   2004 (*)    2005
                                            -------- -------  --------  --------
                                                       (in € million)
Raw materials and supplies                   1,485    1,094    1,094       647
Work and contracts in progress               5,198    3,363    3,363     3,240
Finished products                              276       63      173        60
                                            -------- -------  --------  --------
Inventories, and contracts in progress,
gross                                        6,959    4,520    4,630     3,947
Less valuation allowance                      (301)    (241)    (241)     (242)
                                            -------- -------  --------  --------
Inventories, and contracts in progress,
net of valuation allowances                  6,658    4,279    4,389     3,705
Less related customers' deposits and
advances                                    (2,050)  (1,392)  (1,392)     (945)
                                            -------- -------  --------  --------
Inventories, and contracts in progress,
net of valuation allowances and related
customers' deposits and advances             4,608    2,887    2,997     2,760
                                            ======== =======  ========  ========
---------------
(*) Amended  amounts at 1st April 2004 pursuant to the first  application of the
    Règlement CRC 2004-03. See Note 2(a)

Note 13 - Trade receivables, net

                                                          At 31 March
                                                  -----------------------------
                                                    2003      2004       2005
                                                  -------   --------   --------
                                                          (in € million)
Trade receivables on contracts                     10,941     7,499      7,415
Other trade receivables                             1,142       692        641
                                                  -------   --------   --------
Trade receivables, gross (1)                       12,083     8,191      8,056
Less valuation allowance                             (130)     (113)     (142)
                                                  -------   --------   --------
Trade receivables, net of valuation allowances     11,953     8,078      7,914
Less related customers' deposits and advances      (7,098)   (4,616)   (4,468)
                                                  -------   --------   --------
Trade receivables, net of valuation allowances
and related customers' deposits and advances        4,855     3,462      3,446
                                                  =======   ========   ========
-------------------
(1) after sale of trade receivables (see Note 14)

Note 14 - Sale of trade receivables

The following table shows net proceeds from sale of trade receivables:

                                                           At 31 March
                                                  -----------------------------
                                                   2003       2004       2005
                                                  -------   --------   --------
                                                        (in € million)
Trade receivables sold                               357        94         7
Net cash proceeds from sale of trade receivables     357        94         7
                                                  =======   ========   ========
----------------
During the years ended 31 March 2003, 2004 and 2005, the Group sold, irrevocably and without recourse,  trade  receivables to third parties.  The Group generally continues to service,  administer  and collect the  receivables on behalf of the purchasers.

Note 15 - Other accounts receivables, net

                                           At 31 March        At 1st     At 31
                                       ------------------     April      March
                                         2003       2004      2004 (*)   2005
                                       --------   -------   --------   --------
                                                    (in € million)
Advances paid to suppliers                758        528        528        603
Amounts due on local part of
contracts                                 248        111        111         74
Income tax and other government
receivables                               496        450        450        387
Prepaid expenses                          262        200        200        163
Others (1)                                501        733        871        434
                                       --------   -------   --------   --------
Other accounts receivables, net         2,265      2,022      2,160      1,661
                                       ========   =======   ========   ========
-----------------
(*) Amended  amounts at 1st April 2004 pursuant to the first  application of the
    Règlement CRC 2004-03. See Note 2(a)

(1) the  variation  between  fiscal  year  2003  and 2004 is  mainly  due to the receivables  held at 31 March 2004  following the disposal of the T&D Sector to Areva. The decrease in the year-ended 31 March 2005, is mainly due to the final settlement of the T&D Sector disposal and the  deconsolidation  during the period of three special purpose entities  consolidated at 1st April 2004 following the first application of the Règlement CRC 2004-03 (see Note 25).

Note 16 - Changes in net working capital

                                 At       At                           Changes in     At
                              31 March  1 April   Cash    Translation  scope and   31 March
                               2004     2004(*)   flow    adjustments   others       2005
                              --------  -------  -------  -----------  ----------  --------
                                                      (in € million)
Inventories and contract in
progress, net                  2,887     2,997    (205)        (26)         (6)      2,760
Trade and other receivables,
net (1)                        5,578     5,717    (423)        (51)       (129)      5,114
Sale of trade receivables,
net                              (94)      (94)     87           -           -          (7)
Contract related provisions   (2,703)   (2,703)    195          11          19      (2,478)
Other provisions                (401)     (396)    160           -          (2)       (238)
Restructuring provisions        (385)     (385)    (54)          2          (3)       (440)
Customers' deposits and
advances                      (2,714)   (2,714)   (510)         23          51      (3,150)
Trade and other payables      (7,028)   (7,032)    786          22           6      (6,218)
                              --------  -------  -------  -----------  ----------  --------
Net working capital           (4,860)   (4,610)     36         (19)        (64)     (4,657)
                              ========  =======  =======  ===========  ==========  ========
--------------
(1) Before impact of net proceeds from sale of trade receivables

(*) Amended  amounts at 1 April 2004  pursuant to the first  application  of the
    Règlement CRC 2004-03. See Note 2(a)

Note 17 - Bonds reimbursable with shares "Obligations Remboursables en Actions"

During  the year  ended at 31 March  2004 the  group  issued  643,795,472  bonds reimbursable with shares at €1.4 per bond with a par value of €1.25. During this period  535,064,016  bonds were  converted into shares on the basis of one share for one bond. At 31 March 2004,  108,731,456 bonds reimbursable with shares were outstanding for an amount of €152 million.

During the year  ended at 31 March  2005,  14,112,541  bonds  reimbursable  into shares were  converted  into shares  initially on the basis of one share for one bond and as from 16 August 2004  following  completion  of the capital  increase with  preferential  subscription  rights,  on the basis of an adjusted  ratio of
1.2559 share for one bond.

At 31 March 2005, 94, 618,915 bonds  reimbursable  with shares were  outstanding for an amount of €133 million.

Note 18 - Short-term investments

                                  Carrying    Within 1                  Over 5
                                    Value       year     1 to 5 years    years
                                  ---------   --------   ------------   --------
                                                (in € million)

Government debt securities              4         1           3            -
Deposits                               53        53           -            -
Bonds and other debt securities        85        36          43            6
                                  ---------   --------   ------------   --------
At 31 March 2003                      142        90          46            6
                                  =========   ========   ============   ========
Bonds and other debt securities        39        35           4            -
                                  ---------   --------   ------------   --------
At 31 March 2004                       39        35           4            -
                                  =========   ========   ============   ========
Other debts securities                 15        15           -            -
                                  ---------   --------   ------------   --------
At 31 March 2005                       15        15           -            -
                                  =========   ========   ============   ========

The  aggregate  fair value is €143  million,  €39  million and €15 million at 31
March 2003, 2004 and 2005, respectively.

Note 19 - Cash and cash equivalents

Cash  and  cash  equivalents  include  cash at  banks  and  cash on hand of €897 million, €735 and €653 million at 31 March 2003, 2004 and 2005 respectively, and highly liquid investments of €731 million,  €692 million and €809 million, at 31
March 2003, 2004 and 2005, respectively.

Note 20 - Minority interests

                                                       At 31 March
                                              ------------------------------
                                                2003      2004       2005
                                              --------  ---------  ---------
                                                      (in € million)
Balance beginning of year                        91         95         68
Share of net income                              15         (2)         1
Translation adjustment                          (15)        (4)        (3)
Dividend paid                                    (1)        (3)        (5)
Change in scope and other changes                 5        (18)        13
                                              --------  ---------  ---------
Balance end of year                              95         68         74
                                              ========  =========  =========

Note 21 - Provisions for risks and charges

                              At      At        At                                  Translation
                           31 March 31 March 1st April                              Adjustments 31 March
                             2003     2004   2004 (*)   Addition  Releases  Applied and other     2005
                           -------- -------- ---------  --------  --------  ------- ----------- --------
                                                         (in € million)
   Warranties                 815       807     807       475       (118)     (207)      (5)       952
   Penalties and claims     1,766     1,078   1,078       225        (77)     (555)       7         678
   Contract loss              412       304     304       314        (33)     (234)       5         356
  Other risks on contracts    271       514     514       283        (79)     (189)     (37)        492
Provisions on contracts     3,264     2,703   2,703     1,297       (307)   (1,185)     (30)      2,478
Restructuring                 138       385     385       363        (20)     (289)       1         440
Other provisions              296       401     396       166        (39)     (287)       2         238
                           -------- -------- ---------  --------  --------  ------- ----------- --------
Total                       3,698     3,489   3,484     1,826       (366)   (1,761)     (27)      3,156
                           ======== ======== =========  ========  ========  ======= =========== ========
--------------
(*) Amended  amounts at 1 April 2004  pursuant to the first  application  of the
    Règlement CRC 2004-03. See Note 2(a).

Provisions on contracts

GT24/GT26 heavy-duty gas turbines

During the year  ended 31 March  2005,  the Group  utilised  provisions  of €359 million and retains at 31 March 2005, after exchange rate effects,  €379 million in provisions for risks and charges in respect of these turbines. The mitigation plan related to formerly  identified  potential  risks which were not covered by provisions has been completed during the fiscal year ended 31 March 2005.

During the year ended 31 March 2004, the Group  utilised  provisions and accrued contract  costs for €825 million and retained at 31 March 2004 , after  exchange rate  effects,  €738 million in  Provisions  for risks and charges in respect of these  turbines.  These  provisions did not include €234 million of exposure for which the Group considered the risks mitigated by appropriate action plans

During the year ended 31 March 2003,  the Group  recorded an  additional  €1,637 million of provisions  and accrued  contract  costs  related to these  turbines, including  €83  million  recorded in the  Customer  Service  Segment  (now Power
Service  Sector) in respect of contracts  transferred to this Segment as part of the Group's after market  operations and on which it has no uncovered  exposure.
The Group, therefore, retained €1,655 million of provisions and accrued contract costs at 31 March 2003 in respect of these  turbines.  These  provisions did not include  €454  million  of  exposure  for which the Group  considered  the risks mitigated by appropriate  action plans.  In addition,  these  provisions did not take into account interest to be paid to customers (cost of carry),  the cost of which are recorded when it falls due.

Restructuring expenditures and provisions

During the year ended 31 March 2005,  further  restructuring  plans were adopted for an amount of €363 million mainly in Power  Turbo-Systems / Power Environment and  Transport  Sectors.  At 31 March  2005,  provisions  of €440  million  were retained after an expenditure in the period of €289 million.

During the year ended 31 March 2004,  further  restructuring  plans were adopted for an amount of €645  million in all  Sectors  other than  Marine,  and also in
Corporate  headquarters.  At 31 March  2004,  provisions  of €385  million  were retained after an expenditure in the period of €357 million.

During the year ended 31 March 2003, restructuring  expenditure amounted to €297 million.  New plans were  adopted  during the  period in Power,  Transmission  &
Distribution and Transport, for which provisions have been created.

Other provisions

During  the  year-ended  31 March  2005,  the Group has  reviewed  its  residual exposure  attached to Marine Vendor  financing and confirmed  that the provision was adequate to cover the costs and risks attached.

At 31 March 2005, the remaining  provision for risks and charges  amounts to €14 million. The reduction results from the utilisation against losses incurred (€73 million) and the remainder has been allocated to Marine Vendor  financing assets for €53 million (see Note 11).

At 31 March 2003 and 2004, the line "other provisions"  included €140 million to cover Marine vendor financing exposure (see Note 27).

Note 22 -- Retirement, termination and post-retirement benefits

The Group provides  various types of retirement,  termination  benefits and post retirement  benefits  (including  healthcare  benefits and medical  cost) to its employees.  The type of benefits offered to an individual employee is related to local  legal  requirements  as  well  as  operating  practices  of the  specific subsidiaries.

Termination  benefits are generally lump sum payments based upon an individual's years of credited service and annualised  salary at retirement or termination of employment. Pension benefits are generally determined using a formula which uses the  employee's  years of  credited  service and average  final  earnings.  Most defined-benefit  pension  liabilities are funded through separate pension funds.
Pension plan assets  related to funded  plans are invested  mainly in equity and debt securities.  Other supplemental  defined-benefit pension plans sponsored by the Group for  certain  employees  are funded  from the  Group's  assets as they become due.

Change in benefit obligation

                               Pension Benefits            Other Benefits                Total
                           ------------------------   ------------------------  ------------------------
                                  At 31 March                At 31 March              At 31 March
                           ------------------------   ------------------------  ------------------------
                            2003     2004    2005      2003     2004    2005     2003     2004    2005
                           -------  ------- -------   -------  ------- -------  -------  ------- -------
                                                          (In € million)
Accumulated Benefit
Obligation At end of year  (3,137)  (3,335) (4,072)    (204)    (144)   (145)   (3,341)  (3,479) (4,217)

Benefit Obligation at
beginning of year (1)      (3,527)  (3,339) (4,003)    (242)    (204)   (145)   (3,769)  (3,543) (4,148)
Service cost                 (107)     (86)    (81)      (2)      (1)     (1)     (109)     (87)    (82)
Interest cost                (196)    (184)   (209)     (15)     (11)     (9)     (211)    (195)   (218)
Plan participants
contributions                 (20)     (26)    (29)       -        -       -       (20)     (26)    (29)
Amendments                      1       (2)     (5)       -       15       -         1       13      (5)
Business Combinations/
disposals (2)                  (3)     129     (15)       -        -       -        (3)     129     (15)
Curtailment                    12        6      18        -        -       -        12        6      18
Settlements                    91       74      15        -        -       -        91       74      15
Actuarial (loss) gain         (97)    (234)   (252)     (12)      17     (13)     (109)    (217)   (265)
Benefits paid                 149      206     269       17       18      14       166      224     283
Foreign currency
translation                   358      (32)     96       50       21       8       408      (11)    104
                           -------  ------- -------   -------  ------- -------  -------  ------- -------
Benefit Obligation
at end of year             (3,339)  (3,488) (4,196)    (204)    (145)   (146)   (3,543)  (3,633) (4,342)
                           =======  ======= =======   =======  ======= =======  =======  ======= =======
--------------
(1) During the fiscal year ended 31 March 2005, the Group has elected to account for its Swiss  cash  balance  pension  plan  under  French  GAAP as  defined benefits plan, as now required by a recent US accounting pronouncement.  The costs of this plan have been included as net periodic  benefit costs and not as costs of scheme mixing defined  benefits and defined  contributions.  The scheme was fully funded as at 1st April 2004 with assets and  liabilities of
    €515 million.

(2) In the year ended 31 March 2004, the Business  combination relates mainly to the Disposal of T&D Sector (excluding Power Conversion business).

Change in plan assets

                               Pension Benefits            Other Benefits                Total
                           ------------------------   ------------------------  ------------------------
                                  At 31 March                At 31 March              At 31 March
                           ------------------------   ------------------------  ------------------------
                            2003     2004    2005      2003     2004    2005     2003     2004    2005
                           -------  ------- -------   -------  ------- -------  -------  ------- -------
                                                          (In € million)
Fair value of plan assets
 at Beginning of year (1)   2,712    2,012   2,778        -        -       -     2,712    2,012   2,778
Actual return on plan
assets                       (282)     302     242        -        -       -      (282)     302     242
Company contributions          73       74      99        -        -       -        73       74      99
Plan participant
contributions                  23       26      28        -        -       -        23       26      28
Business Combinations/
disposals (2)                 (30)      12      10        -        -       -       (30)      12      10
Settlements                   (75)     (33)    (13)       -        -       -       (75)     (33)    (13)
Benefits paid                 (95)    (159)   (210)       -        -       -       (95)    (159)   (210)
Foreign currency
translation                  (314)      29     (79)       -        -       -      (314)      29     (79)
                           -------  ------- -------   -------  ------- -------  -------  ------- -------
Fair value of plan assets
at end of year              2,012    2,263   2,855        -        -       -     2,012    2,263   2,855
Funded status of the plan  (1,327)  (1,225) (1,341)     (204)    (145)   (146)  (1,531)  (1,370) (1,487)
Unrecognised actuarial
loss (gain)                   933      904   1,020        34       14      21      967      918   1,041
Unrecognised prior
service cost                   11        8      11        (1)     (14)    (12)      10       (6)     (1)
Unrecognised
transitional obligation       (24)     (29)    (28)        3        2       2      (21)     (27)    (26)
                           -------  ------- -------   -------  ------- -------  -------  ------- -------
(Accrued) prepaid
benefit cost                 (407)    (342)   (338)     (168)    (143)   (135)    (575)    (485)   (473)
                           -------  ------- -------   -------  ------- -------  -------  ------- -------
Of which:
Accrued pensions and
retirement Benefits          (804)    (699)   (691)     (168)    (143)   (135)    (575)    (842)   (826)
Prepaid assets (Note 11)      397      357     353        -        -       -       397      357     353

--------------

(1) During the fiscal year ended 31 March 2005, the Group has elected to account for its Swiss  cash  balance  pension  plan  under  French  GAAP as  defined benefits plan, as now required by a recent US accounting pronouncement.  The scheme was fully funded as at 1st April 2004 with assets and  liabilities of
    €515 million.

(2) In the year ended 31 March 2004, the Business  combination relates mainly to the Disposal of T&D Sector (excluding Power Conversion business).

Components of plan assets

                                            At 31 March
                    ------------------------------------------------------------
                           2003                  2004                 2005
                    -----------------     -----------------    -----------------
                     (In €                 (In €                (In €
                    million)      %       million)      %      million)      %
Equities             1,156      57.5       1,289      57.0      1,445      50.6
Bonds                  641      31.8         734      32.4      1,042      36.5
Properties             129       6.4         137       6.0        248       8.7
Others                  86       4.3         103       4.6        120       4.2
                    --------  -------     --------  -------    --------  -------
TOTAL                2,012       100       2,263       100      2,855       100
                    ========  =======     ========  =======    ========  =======

The actuarial  assumptions  used vary by business  unit and country,  based upon local considerations:

Assumptions (weighted average rates)

                                          Pension Benefits             Other Benefits
                                      ------------------------    ------------------------
                                        Year ended 31 March          Year ended 31 March
                                      ------------------------    ------------------------
                                       2003     2004     2005      2003     2004     2005
                                      ------   ------   ------    ------   ------   ------
Discount rate                          5.90%    5.66%    5.09%     6.75%     6.3%    6.00%
Rate  of   compensation increase       3.28%    3.00%    2.97%      N/A      N/A      N/A
Expected return on plan assets         7.57%    8.00%    7.07%      N/A      N/A      N/A

--------------
Regarding the Expected return of plan assets, the same basis has been applied in all countries where the Group has assets covering its pension  liabilities:  the
Expected return on plan assets is the weighted  average of the returns of bonds, equities and properties portfolios determined as follows:

-  Equity return = risk free rate  (government bond yield) + Equity risk premium
   (4%)
-  Bond return = Discount rate
-  Property return = Equity return - 1%

The 4% equity  risk  premium is  considered  to be a fair  assumption  given the following reasons:

-  It reflects the relatively low valuation of stock markets,  following 3 years of stock market declines,
-  In  addition,  risk  free  rates  are  low  by  historical  standards  due to disappointing growth and aggressive monetary policies.

The following  table shows the amounts of net periodic  benefit cost for each of the three years ended 31 March 2003, 2004 and 2005.

                               Pension Benefits            Other Benefits                Total
                           ------------------------   ------------------------  ------------------------
                             Year ended 31 March        Year ended 31 March        Year ended 31 March
                           ------------------------   ------------------------  ------------------------
                            2003     2004    2005      2003     2004    2005     2003     2004    2005
                           -------  ------- -------   -------  ------- -------  -------  ------- -------
                                                          (in € million)

Service cost                  107       86      81         2        1       1      109       87      82
Interest cost                 196      184     209        15       11       9      211      195     218
Expected return on plan
assets                       (193)    (147)   (198)        -        -       -     (193)    (147)   (198)
Amortisation of
unrecognised prior
service cost                    2        1       1         -        -      (1)       2        1       -
Amortisation of actuarial
net loss (gain)                16       61      55         1        -       -       17       61      55
Curtailments/Settlements        9     (143)     (3)        -        -       -        9     (143)     (3)
                           -------  ------- -------   -------  ------- -------  -------  ------- -------
Net periodic benefit cost     137       42     145        18       12       9      155       54     154
                           =======  ======= =======   =======  ======= =======  =======  ======= =======
Curtailments/Settlements
effects included in Net
gain on disposal of
investments (See Note 4)(1)     -      149       -         -        -       -        -      149       -
                           -------  ------- -------   -------  ------- -------  -------  ------- -------
Net periodic benefit cost
classified in pensions        137      191     145        18       12       9      155      203     154
                           =======  ======= =======   =======  ======= =======  =======  ======= =======
Costs contributions
related to schemes mixing
defined benefits and
defined contributions          32       32       -         -        -       -       32       32       -
Multi-employer
contributions                  27       28      21         -        -       -       27       28      21
                           -------  ------- -------   -------  ------- -------  -------  ------- -------
Total pension cost
(See Note 4)                  196      251     166        18       12       9      214      263     175
                           =======  ======= =======   =======  ======= =======  =======  ======= =======

(1) Disposal  of T&D  Sector  as well as  Small  and  Medium  gas  turbines  and
    Industrial steam turbines businesses.

The  Group's  health care  plans,  disclosed  in other  benefits  are  generally contributory with participants'  contributions adjusted annually. The healthcare trend  rate is  assumed to be 10% in the year ended 31 March 2005 and 8% to 9.5%
thereafter.

The total of pension  and other post  retirement  benefit  costs for each of the three fiscal years are shown in Note 4 - Other income (expenses), net.

The total cash spent in the year ended 31 March 2005 was €193 million.

Estimated Future Benefit Payments

The estimated future benefit payments expected to be paid are as follows :

                                    Pension            Other
                                    Benefits          Benefits         Total
                                 -------------     -------------   -------------
   2006                                200               13              213
   2007                                213               12              225
   2008                                223               13              236
   2009                                232               13              245
   2010                                243               13              256
   Years 2011-2015                   1,373               60            1,433
                                 -------------     -------------   -------------
   Total over the next 10 years      2,484              124            2,608
                                 =============     =============   =============

Note 23 - Financial Debt

(a)   Analysis by nature

                                          At 31     At 31      At 1st    At 31
                                          March     March      April     March
                                           2003      2004      2004(*)    2005
                                          -----     -----      -----     -----
                                                     (in € million)

Redeemable preference shares (1)            205       205        205       205
Subordinated notes (2)                      250       250        250         5
Bonds (2)                                 1,200       650        650     1,228
Bonds exchange premium (2)                    -         -          -       (26)
Syndicated loans (3)                      2,627     1,922      1,922     1,039
Subordinated long term bond (TSDD) (4)        -       200        200         -
Subordinated bonds reimbursable with
shares (TSDDRA) (5)                           -       300        300         -
Bilateral loans                             358       260        260        33
Commercial paper (6)                         83         -          -        14
Future receivables securitised, net (7)   1,292       265        265        49
Other borrowings facilities (8)                       196      1,023       252
Bank overdraft                              266        78         78        58
Accrued interest                             50        46         46        50
                                          -----     -----      -----     -----
Financial debt                            6,331     4,372      5,199     2,907
                                          =====     =====      =====     =====
Long-term                                 3,647     3,829      4,602     2,414
Short-term                                2,684       543        597       493
--------------
(*) Amended  amounts at 1 April 2004  pursuant to the first  application  of the
    Règlement CRC 2004-03. See Note 2 (a).

(1) On 30 March  2001,  a wholly  owned  subsidiary  of ALSTOM  Holdings  issued perpetual,  cumulative,  non voting, preference shares for a total amount of
    €205 million.

    The  preference  shares  have no voting  rights.  They were not  redeemable, except at the exclusive  option of the issuer,  in whole but not in part, on or after the 5th  anniversary of the issue date or on the 5th anniversary in case of certain limited  specific pre identified  events.  Included in those events, are changes in tax laws and the issuance of new share capital.

    In July  2002 an  issue  of  shares  was  made  triggering  the  contractual redemption of the preferred  shares at 31 March 2006 at a price equal to par value together with dividends accrued, but not yet paid.

(2) At 31 March 2004, the Group had:
    - €250 million of Auction Rate Coupon Undated Subordinated  Notes redeemable at par in September  2006, (with  floating rate coupon reset at 4.99% over
      Euribor p.a. until maturity, following auctions in September 2004),
    - €650 million of bonds listed on the Paris and Luxembourg  Stock Exchanges, bearing a 5% coupon and redeemable at par on 26 July 2006,

    During the fiscal year ended 31 March 2005,  these bonds were  offered to be exchanged  for new bonds due March 2010.  €668  million of the €900  million bonds  eligible  for exchange  were  tendered to the offer,  leading,  after application  of the exchange ratio to €695,3 million of new 2010 Bonds being issued as a result of the exchange,  in addition to which,  the Group issued
    €304.7  million  of  additional  bonds with same  terms and  condition.  The related  exchange  premium of €26 million has been recorded in diminution of the bonds and is amortised up to March 2010.

    As a result of the above,  at 31 March 2005,  the Group has:
    - €5 million of Auction Rate  redeemable in September 2006,
    - €228 million of bonds bearing a 5% coupon and redeemable at par on 26 July
      2006,
    - €1,000 million of bonds bearing a 6.25 % coupon with a 5 year maturity,
    - €(26) million of bonds exchange premium.

(3) Syndicated loans include:

    o A 2008  Subordinated  Debt  Facility  signed on 30  September  2003 with a syndicate  of banks and  financial  institutions  for an amount up to €1,563 million  (the  "PSDD"),  and  comprising  a Term Loan  Tranche A for  €1,200 million (fully drawn until maturity or redemption), and a Revolving Facility
    Tranche B for €363 Million.

    At 31 March 2005, this subordinated debt facility was divided between:

    - the Term Loan "Tranche A" of €1,039  million  following the  redemption of
      €161 million thereof into shares as part of the capital increase closed in
      August 2004.

    - and the  Revolving  Credit  "Tranche  B" of  €281  million  following  the redemption  of €82  million  thereof  into  shares as part of the  capital increase  closed in August  2004.  The full  amount  of €363  million  was available  for draw  down as at 31 March  2004.  The full  amount  of €281 million was available for draw down as at 31 March 2005.

    o A 2006  Multicurrency  Revolving Credit Agreement  initially signed for an amount up to €1,110  million,  amortised  down to €722  million  as at March
    2004, and was fully drawn as at 31 March 2004.  During the fiscal year ended
    31 March 2005,  €18 million  have been  redeemed  into shares as part of the capital  increase  closed in August  2004 and the  remaining  amount of €704 million was fully available for draw down as at 31 March 2005.

    At 31 March 2005, the 2008  Subordinated  Debt Facility ("the PSDD") and the
    2006  Multicurrency  Revolving Credit Agreement are subject to the following financial  covenants  amended with unanimous  agreement by the lenders on 23
    June 2004 and on 24 December  2004, and as adjusted to take into account the results of the August 2004 capital increases:

                    Minimum        Minimum          Maximum        Maximum        Minimum
                    Interest     Consolidated        Total         Net debt       EBITDA
                     Cover         net worth          debt         leverage

Covenants             (a)            (b)              (c)             (d)           (e)
                    --------     ------------       -------        --------       --------
                                (in € million)   (in € million)                (in € million)
September 2004         -            1,000            4,329             -             -
December 2004          -                -            4,129             -             -
March 2005             -            1,100            3,979             -             -
June 2005              -                -            4,179             -             -
September 2005         -              850            4,179             -             0
December 2005          -                -            4,129             -             -
March 2006             3            1,150            3,979            4.0            -
June 2006              -                -            3,929             -             -
September 2006         3            1,150            3,929            3.6            -
December 2006          -                -            3,929             -             -
March 2007             3            1,150            3,929            3.6            -
June 2007              -                -            3,929             -             -
September 2007         3            1,150            3,929            3.6            -
December 2007          -                -            3,929             -             -
March 2008             3            1,150            3,929            3.6            -
June 2008              -                -            3,929             -             -
--------------
(a) Ratio of  EBITDA  (see (e)  below) to  consolidated  net  financial  expense
    (interest income less interest expense including securitisation interest).

(b) Sum of shareholders' equity (excluding the cumulative impact of any deferred tax  assets  impairment  arising  after 31 March  2004 and  including  Bonds
    Reimbursable  with Shares "ORA" not yet reimbursed)  and minority  interests
    (this  covenant  will not  apply if and for as long as  ALSTOM's  rating  is
    Investment Grade).

    After excluding the impact of the impairment of deferred tax assets recorded in the  fiscal  year  ended  31  March  2005 of  €218  million  the  minimum consolidated net worth to compare with the covenant above is €1,607 million.

(c) Sum of the  financial  debt  (SPEs  excluded)  and the net amount of sale of trade receivables (this covenant will not apply if and for as long as ALSTOM is Investment Grade).

(d) Ratio of total net debt (total  financial debt less  short-term  investments and cash and cash equivalents) to EBITDA (see (e) below).

(e) Earning Before Interest and Tax plus  Depreciation  and  Amortisation as set out in Consolidated  Statements of Cash Flow less goodwill  amortisation and less capital gain on disposal of  investments.  The EBITDA shall be positive at 30 September 2005.

These covenants have been contractually determined based on accounting standards generally  accepted in France at 31 March 2004.  The  agreement  states that any change  in the  accounting  standards  will be  neutralised  either  through  an amendment  of the  covenants  or through  the  recalculation  of the  aggregates mentioned  above  excluding the impact of the change in  accounting  principles.
(see Note 2 (a)). At 31 March 2005, the total debt to compare with the covenants above is  €2,820  million  excluding  the  impact  of €94  million  of the first application  of the Règlement CRC 2004-03 (see Note 2 (a) and 25). The amendment signed 24 December 2004 confirms the exclusion of the SPEs' financial debt.

(4) During the fiscal year ended 31 March  2004,  €200  million of  subordinated bonds were issued with a 15-year  maturity  to the French  State  ("TSDD" or
    Titres Subordonnés à Durée Déterminée). In August 2004, the French State has subscribed  shares  as  part  of  the  capital  increase  with  preferential subscription rights by way of set-off of the €200 million "TSDD". The "TSDD"
    was  carrying  an  interest  rate of  EURIBOR  plus 5% of  which  1.5%  were capitalised annually and paid upon set-off.

(5) During the fiscal year ended 31 March  2004,  €300  million of  subordinated bonds were issued with a 20-year maturity to the French State,  which should
    be  automatically   reimbursable  with  shares  upon  the  approval  of  the
    reimbursement  with shares by the  European  Commission  ("TSDDRA" or Titres
    Subordonnés à Durée Déterminée  Remboursables  en Actions).  On 7 July 2004, following  the  approval of the  European  commission,  the €300  million of
    "TSDDRA" held by the French State have been  reimbursed  into shares.  These subordinated  bonds were  carrying an  interest  rate of 2 % paid upon their reimbursement.  The issue  price for each bond was €1.25,  and each bond was reimbursed with one share.

(6) The  total   authorised   commercial   paper  program  is  €2,500   million,
    availability  being  subject to market  conditions.  At 31 March  2005,  €14 million of commercial paper were outstanding from this program.

(7) The Group sold, in several past  transactions,  the right to receive payment from  certain  customers  for  future  receivables.  The total  net  amounts outstanding  under these  transactions were of €265 million and €49 Millions at 31 March 2004 and 31 March 2005, respectively.  The total amount concerns the Transport Sector.

(8) Following the  application  of Règlement CRC 2004-03 (see Note 2(a) and Note
    25), bank overdraft and "other borrowings  facilities"  include,  at 1 April
    2004, €827 million of borrowings related to special purpose entities.  At 31
    March 2005, these borrowings have been reduced to €94 million following:

    - the sale of one special purpose entity during the period (€243 million),
    - the deconsolidation of two special purpose entities (€384 million),
    - repayments and impact of foreign exchange (€106 million).

Total available undrawn credit lines at Group level amounts to €1,202 million at
31 March 2005 (€783 million at 31 March 2004) and is constituted of:

    - €217 million under several bilateral lines of credit,

    - €281million  under the Tranche B of the 2008  Subordinated  Debt  Facility
      "PSDD",

    - €704 million under the 2006 Multicurrency Revolving Credit Agreement.

(b) Analysis by maturity and interest rate

                                      Short
                                       term                      Long term
                                                --------------------------------------------------
                                      Within     1-2    2-3     3-4     4-5   Over 5   Average rate
                               TOTAL  1 year    years  years   years   years   years   Of interest
                               -------------    --------------------------------------------------
                                      (in €
                                      million)                     (in € million)

Redeemable preference shares     205    205        -      -       -        -      -        4.8%
Subordinated notes                 5      -        5      -       -        -      -       10.6% (1)
Bonds                          1,228      -      228      -       -    1,000      -          6%
Bonds exchange premium           (26)    (6)      (5)    (5)     (5)      (5)     -
Syndicated loans               1,039      -        -      -   1,039        -      -        6.6%
Bilateral  loans                  33      -       33      -       -        -      -        6.6%
Commercial Paper                  14     14        -      -       -        -      -        2.4%
Other facilities                 252    123       20     20      19       38     32        3.0%
Bank overdraft                    58     58        -      -       -        -      -        4.4%
Accrued interests                 50     50        -      -       -        -      -
Future receivables
securitised, net (2)              49     49        -      -       -        -      -        5.7%
                               -------------    --------------------------------------------------
Financial debt                 2,907    493      281     15   1,053    1,033     32
                               =============    ==================================================
--------------

(1) On 23  September  2004,  the margin  above  Euribor of these notes have been reset through an auction process at 4.99%.

(2) The reimbursement of which will come from the direct payment of the customer to the investor to whom the Group sold the right to receive the payment.

                                  At 31 March 2004            At 31 March 2005
                               -----------------------   -------------------------
                                 Amount      Amount        Amount       Amount
                                 before      after         before       after
                                 Hedging     Hedging       Hedging (1)  Hedging (1)
                               -----------------------   -------------------------
                                   (in € million)              (in € million)

Financial debt at fixed rate      1,055          735        1,375         1,375
Financial debt at floating rate   3,317        3,637        1,532         1,532
                               ----------   ----------   -----------   -----------
Total                             4,372        4,372        2,907         2,907
                               ==========   ==========   ===========   ===========

(1) Following  the  cancellation  of a portion of the €650  million  bond issue, there is no longer any interest rate hedging on the Group's  financial debt.
    The result  generated from the swap  cancellation is spread unti the initial maturity date of the instrument.

(c) Analysis by currency

                                                        At 31 March
                                                ------------------------------
                                                  2003       2004       2005
                                                --------   --------   --------
                                                        (in € million)

Euro                                              6,205      4,214      2,722
US dollar                                            22        112        130
British Pound                                         3         12          7
Other currencies                                    101         34         48
                                                --------   --------   --------
Financial debt                                    6,331      4,372      2,907
                                                ========   ========   ========

Note 24 - Other payables

                                                At 31 March        At 1st      At 31
                                              ---------------      April       March
                                               2003     2004      2004 (*)      2005
                                              ------   ------     --------     -----
                                                           (in € million)
Accrued contract cost (contract completion)   2,822    2,229       2,229       1,913
Staff and associated costs                      888      694         694         673
Income taxes                                    192      195         195         107
Other taxes                                     254      291         291         213
Others                                          590      489         493         320
                                              ------   ------     --------     -----
Other payables                                4,746    3,898       3,902       3,226
                                              ======   ======     ========     ======
--------------

(*) Amended  amounts at 1st April 2004 pursuant to the first  application of the
    Règlement CRC 2004-03. See Note 2(a)

Note 25 - Special Purpose Entities

At 31 March 2004,  the Group did not  consolidate  its  interests in four active entities  (three in Marine and one in Transport) and  Cruiseinvest  Jersey Ltd ,
parent  company of  Cruiseinvest  LLC and  Octavian  Shipping  LLC as it held no shares.

As  mentioned  in Note 2(a) the Group  applied the  Règlement  CRC 2004-03  with effect  from 1  April  2004.  Under  this  Règlement,  the  Group  reviewed  its accounting  treatment for all special purpose entities at 1 April 2004 assessing its level of control over the entities  and its  participation  in the risks and rewards of ownership.  The Group  concluded  that four Special  purpose  leasing entities and Octavian  Shipping  LLC should be fully  consolidated  from 1 April
2004 and these entities are included in the  Consolidated  Financial  Statements from that date. The five ships held by subsidiaries of Cruiseinvest LLC have not been consolidated as it has been determined that the Group does not have control of the  structure  and does not bear the major part of the risks and  rewards of ownership.

At 1 April  2004,  four  Marine  entities  and one  Transport  entity  are fully consolidated.  On 20 September  2004,  the Group  completed  the disposal of its interests in the Transport entity. On 1st December 2004, the Group completed the disposal to third party of its loans in two entities financing two Cruise ships.

From those  respective  dates,  the Group  concluded  that the  criterias of the
Règlement  CRC 2004-03  triggering at 1st April 2004 the  consolidation  were no longer met. At 31 March 2005, two Marine entities are consolidated with only one being active and owning one cruise.

In assessing the provisional  opening balance sheet impact of the  consolidation of the four entities and Octavian  Shipping LLC, the Group  recorded their fixed assets  at the  lower of  historical  cost and fair  value,  current  assets  at
realisable   value  and  liabilities  at  the  amount  required  to  settle  the obligations.

At 1 April 2004,  three entities were  structured in such a way that  cumulative results of each  special  purpose  leasing  entity equal zero at the end of each arrangement,  interest  expenses  being  compensated by leasing  revenues.  As a consequence,  interim  net income  (loss) is put to zero by the  recording  of a corresponding liability (asset) to reflect the substance of the transactions. At
31 March 2005, this aforementioned  accounting treatment is no longer applicable as a result of the de-consolidation of the related entities.

The  contribution  of  these  entities  at  1  April  2004  and  31  March  2005 consolidated balance sheets before intra-group elimination is as follows:.

                                                   At                  At
                                             1st April 2004      31 March 2005
                                             --------------      -------------
Assets
Property, plant and equipment, net                693                  85
Inventories, and contract in progress, net        110                   -
Other assets, net                                 138                  39
Cash equivalents                                    -                   2
                                             --------------      -------------
Total                                             941                 126
                                             ==============      =============
Liabilities
Net equity (*)                                     (8)                (29)
Provisions for risks and charges (*)                3                   3
Financial debt                                    827                  94
Group financing (*)                               115                  52
Other liabilities                                   4                   6
                                             --------------      -------------
Total                                             941                 126
                                             ==============      =============
--------------
(*) before intra-group elimination.

The significant  decrease of the balance sheet in the fiscal year ended 31 March
2005 is explained by the  deconsolidation  of three special purpose entities (as explained  above) and the sale to a cruise  operator of one cruise ship recorded at 1st April 2004 within  "Inventories  and  contract in progress,  net".  At 31
March 2005, the remaining Property,  plant and equipment, net corresponds to one cruise ship currently chartered to a cruise operator.

The  negative  net  equity  is  offset  by a  corresponding  utilisation  of the provision for Marine vendor financing (see Note 21-other provisions).

Note 26 - Sector and geographic data

a) Sector data

The  Group is  managed  through  Sectors  of  activity  and has  determined  its reportable segments accordingly.

Starting  from 1 April 2004,  the former  Power  Turbo-  Systems  Sector and the
former   Power   Environment   Sector  were   merged  into  one  Sector   «Power
Turbo-systems / Power Environment».

At 31 March 2005,  the Group is  organised  in four Sectors and one Business:

•  Power Turbo-Systems / Power Environment Sector

Power Turbo-Systems / Power Environment provides steam turbines,  generators and power  plant  engineering,  including  hydro  construction  and  heavy  duty gas turbines.  It also  focuses on boilers and  emissions  control  equipment in the power generation,  petrochemical and industrial markets; demand for upgrades and modernisation of existing power plants.

•  Power Service Sector

Power  Service  promotes  the  service  activities  relating  to the Power Turbo
Systems /  Environment  Sector  and  services  to  customers  in all  geographic markets.

•  Transport Sector

Transport   offers   equipment,   systems,   and   customer   support  for  rail
transportation  including passenger trains,  locomotives,  signalling equipment, rail components and service.

•  Marine Sector

Marine designs and manufactures cruise and other speciality ships.

•  Power Conversion Business

Power Conversion  provides  solutions for  manufacturing  processes and supplies high-performance products including motors,  generators,  propulsion systems for marine applications and drives for a variety of industrial applications.

The  composition  of the Sectors may vary slightly from time to time. As part of any change in the composition of its sectors,  Group  management may also modify the manner in which it evaluates and measures profitability.

It evaluates internally their performance on Operating income, Free Cash Flow as well as Margin in backlog and other specific ones.

Some units,  not  material  to the sector  presentation,  have been  transferred between  sectors.  The revised  Sector  composition  has not been reflected on a retroactive basis as the Group determined it was not practicable to do so.

Sales                                             At 31 March
                                   -----------------------------------------
                                      2003           2004            2005
                                   ----------     ----------      ----------
                                                (in € million)
Power Turbo-Systems/Power
Environment                           6,955          5,059           4,256
Power Service                         2,678          2,747           2,844
Transport                             5,072          4,862           5,134
Marine                                1,568            997             630
Power Conversion                        523            499             539
Corporate & others (1)                  205            241             259
Transmission & Distribution (2)       3,082          2,073               -
Power Industrial Turbines (3)         1,268            210               -
                                   ----------     ----------      ----------
TOTAL                                21,351         16,688          13,662
                                   ==========     ==========      ==========

Operating income                                  At 31 March
                                   -----------------------------------------
                                      2003           2004            2005
                                   ----------     ----------      ----------
                                                (in € million)
Power Turbo-Systems/Power
Environment                          (1,175)          (253)            (35)
Power Service                           403            417             473
Transport                               (24)            64             260
Marine                                   24            (19)           (103)
Power Conversion                         15             15              36
Corporate & others (1)                  (44)           (59)            (81)
Transmission & Distribution (2)         212            121               -
Power Industrial Turbines (3)            82             14               -
                                   ----------     ----------      ----------
TOTAL                                  (507)           300             550
                                   ==========     ==========      ==========

EBIT                                              At 31 March
                                      2003           2004            2005
                                   ----------     ----------      ----------
                                                (in € million)
Power Turbo Systems/Power
Environment                          (1,420)          (641)           (361)
Power Service                           304            227             360
Transport                              (113)          (189)            168
Marine                                   12            (40)            (16)
Power Conversion                        (22)           (19)             15
Corporate & others (1)                  (46)          (252)           (258)
Transmission & Distribution (2)         103             36               -
Power Industrial Turbines (3)            53              7               -
                                  ----------     ----------      ----------
TOTAL                                (1,129)          (871)            (92)
                                  ==========     ==========      ==========

Capital employed (**)                   At 31 March        At 1st      At 31
                                      ---------------      April       March
                                       2003     2004      2004 (*)      2005
                                      ------   ------     --------     -----
                                                   (in € million)
Power Turbo-Systems/Power
Environment                             N/A     (499)       (499)       (608)
Power Service                           N/A    1,921       1,921       1,683
Power Industrial Turbines (3)           N/A        -           -           -
TOTAL POWER                           2,383    1,422       1,422       1,075
Transport                               738      360         653         125
Marine                                 (343)    (580)         59        (234)
Power Conversion (4)                    N/A       25          25          (4)
Corporate & others (1)                1,208    1,333       1,228       1,341
Transmission & Distribution (2)         963        -           -           -
                                      ------   ------     --------     -----
TOTAL                                 4,949    2,560       3,387       2,303
                                      ======   ======     ========     =====
--------------
(*) Amended  amounts at 1st April 2004 pursuant to the first  application of the
    Règlement CRC 2004-03. See Note 2(a)

(**)Capital  employed  is  defined  as the  closing  position  of the  total  of tangible,  intangible and other fixed assets net, current assets  (excluding
    net  amount  of  securitisation   of  existing   receivables)  less  current
    liabilities and provisions for risks and charges.

(1) Corporate & others  include all units  accounting for Corporate  costs,  the
    International  Network and the overseas  entities in Australia,  New Zealand and India, that are not allocated to Sectors.

(2) Disposed of in January 2004

(3) Disposed of in April 2003 and August 2003.

(4) Included in Transmission & Distribution at 31 March 2003

b)  Geographic data

Sales by country of destination              Year ended 31 March
                                    ----------------------------------------
                                       2003           2004           2005
                                    ----------     ----------     ----------
                                                 (in € million)

Europe                                 9,219          8,002          7,429
North America                          4,719          3,001          1,977
South & Central America                1,534            857            575
Asia / Pacific                         3,727          3,401          2,489
Middle East / Africa                   2,152          1,427          1,192
                                    ----------     ----------     ----------
TOTAL                                 21,351         16,688         13,662
                                    ==========     ==========     ==========

Sales by Country of Origin                   Year ended 31 March
                                    ----------------------------------------
                                       2003           2004           2005
                                    ----------     ----------     ----------
                                                 (in € million)

Europe                                14,762         12,204          9,951
North America                          3,935          2,519          1,919
South & Central America                  601            415            374
Asia / Pacific (*)                     1,833          1,416         1,301
Middle East / Africa                     220            134            117
                                    ----------     ----------     ----------
TOTAL                                 21,351         16,688         13,662
                                    ==========     ==========     ==========

Net sales of €3,300 million  (15.5%),  €2,650 million (15.9%) and €3,420 million
(25.0%)  in the  years  ended 31 March  2003,  2004 and 2005  respectively,  are obtained  from a group of state  owned  companies,  independently  managed,  the largest of which  represented,  4.2%,  3.9% and 4.9% in the years ended 31 March
2003, 2004 and 2005, respectively.

No client represented more than 10% of net sales in any of the three years.

Note 27 - Off balance sheet commitments and other obligations

a) Off balance sheet commitments

                                          At 31 March   At 31 March   At 31 March
                                             2003          2004          2005
                                          -----------   -----------   -----------
                                                      (in € million)

Guarantees related to contracts (1)          9,465         8,169         7,526
Guarantees related to Vendor financing (2)     749           640           429
Discounted notes receivable                     11             6             5
Commitments to purchase fixed assets             7             -             1
Other guarantees                                94            43           114
                                          -----------   -----------   -----------
TOTAL                                       10,326         8,858         8,075
                                          ===========   ===========   ===========
--------------
(1) Guarantees related to contracts

In accordance with industry  practice,  the above instruments can, in the normal course,  extend  from the  tender  period  until  the  final  acceptance  by the customer,  up to the end of the warranty  period and may include  guarantees  on project  completion,  contract  specific defined  performance  criteria or plant availability.

The guarantees  are provided by banks or surety  companies by way of performance bonds,  surety bonds and letters of credit and are normally for defined  amounts and periods and are issued in favour of the  customer  with whom the  commercial contracts have been signed.  The Group provides a counter  indemnity to the bank or Surety Company which issues the said instrument.

The  projects  for which the  guarantees  are given are  regularly  reviewed  by management and should  payments  becomes  probable  pursuant to guarantees,  the necessary  accruals  will be made and  recorded  in the  Consolidated  Financial
Statement at that time.

In the context of the Share  Purchase and Settlement  Agreement  signed with ABB
Ltd in March 2000 pursuant to which the Group  purchased  ABB's 50% share of the joint  venture  ABB ALSTOM  Power,  the Group has agreed to  indemnify  ABB with respect to parent company  guarantees that it had previously issued with respect to  certain  of  power  contracts,  the  total  outstanding  amount  of such ABB guarantees being €2.7 billion at 31 March 2005. These parent company  guarantees are included in the above figures.

The above figures exclude:

    - €3.8  billion  at 31 March  2005  (€3.2  billion at 31 March 2004 and €2.9 billion  at 31  March  2003)  of  advance  and  progress  payment  related guarantees  which  payments  have been  included  over time in the balance sheet in "Customers deposits and advances, gross".
    - €2.1  billion  at 31 March  2005  (€3.3  billion at 31 March 2004 and €4.3 billion  at 31 March  2003) of  surety  and  conditional  bonds  where the likelihood of the  commitments  becoming  obligations  is considered to be remote.

The  bonding  guarantees  relating  to  contracts,  issued  by banks  or  surety companies, amount to €10.7 billion at 31 March 2005.

The  Group  has put in  place a up to €8  billion  committed  bonding  guarantee facility  programme,  with an initial  commitment of our banks for €6.6 billion.
This programme  includes the bonds issued under the bonding line of €3.5 billion provided  during  the  summer  2003 and new bonds to be  issued  over a two year period up to 27 July 2006.

The bonds under this new programme  benefit from a €2 billion  security  package consisting of:

    - a first loss  guarantee  in the form of cash  collateral  provided  by the
      Group for €700 million (see Note 11); and
    - a second  rank  security  for a total  amount of €1,300  million  covering second losses in excess of the cash collateral, in the form of guarantees, given on a pari  passu  basis by a French  State-  guaranteed  institution
      (Caisse  Française de  Développement  Industriel)  for an amount of €1,250 million, and the remainder (€50 million) by a group of banks consisting of the initial banks of the program.

This programme is revolving : any bond expiring  releases  capacity to issue new bonds within the €8 billion limit and the two year period.

The  commitment  of our  core  banks  was for an  initial  volume  of up to €6.6 billion,  of which final  documentation  was dated July 27th 2004.  This initial
amount  was  expected  to  cover  the  Group's   forecasted  bonding  needs  for
approximately 18 months.

Since that date further  syndication  in the program has allowed us to secure to date €7.4 billion (€7.15 billion at 31 March 2005) which together with bilateral capacity  obtained outside of the program is at this stage  anticipated to cover all our needs till the end of the program in July 2006.

The bonds and guarantees issued in the syndicated  facility under that programme are  covered by counter  indemnities  from  ALSTOM  Holdings  and from the Group subsidiary performing the contractual obligations pertaining to the guarantee.

The banks can make a claim  under the  security  package if, and only if, a bond issued under the  programme  has been called by a customer,  paid by the bank to the beneficiary  and neither the Group  subsidiary nor ALSTOM Holdings have been in a position to indemnify the banks.

The issuance of new bonds under the bonding  programme  mentioned  above is also subject to the financial covenants disclosed in the Note 23(a)(3).

At 31 March 2005, €78 million of bonds and guarantees  relating to units sold as part of disposals were still held by the Group.

(2) Vendor financing

The Group has provided  financial support,  referred to as vendor financing,  to financial  institutions  and  granted  financing  to certain  purchasers  of its cruise-ships for ship-building contracts signed up to fiscal year 1999 and other equipment.  The off-balance sheet "vendor financing" is €749 million at 31 March
2003, €640 million at 31 March 2004 and €429 million at 31 March 2005.

The table below sets forth the breakdown of the  outstanding  off-balance  sheet vendor financing by Sector at 31 March 2003, 2004 and 2005:

                                 At 31 March   At 31 March   At 1st April   At 31 March
                                    2003          2004          2004(*)         2005
                                 -----------   -----------   ------------   -----------
                                                     (in € million)

Marine                               423           314           174             120
   Cruiseinvest/ Renaissance         107            83            40              38
   Festival                          208           144            48               -
   Others                            108            87            86              82
Transport                            317           321           321             309
   European Metro Operator (2)       257           266           266             257
   Others                             60            55            55              52
Other Sectors                          9             5             5               -
                                 -----------   -----------   ------------   -----------
Off balance sheet (1)                749           640           500             429
                                 ===========   ===========   ============   ===========
--------------

(*) Amended  amounts at 1 April 2004  pursuant to the first  application  of the
    Règlement CRC 2004-03. See Note 2(a).

(1) Off-balance   sheet  figures   correspond  to  the  total   guarantees   and
    commitments,  net of related cash deposits, which are shown as balance-sheet item (see Note 11)

(2) Guarantees  given include the  requirement to deposit funds in escrow in the event of non-respect of certain covenants, waived through 30 June 2005

The total  vendor  financing  exposure  at 31 March  2003,  2004 and 2005 is the following:

                                 At 31 March   At 31 March   At 1st April   At 31 March
                                    2003          2004          2004(*)         2005
                                 -----------   -----------   ------------   -----------
                                                     (in € million)

    Off balance- sheet exposure      749           640           500             429
    Balance sheet exposure
    (see Note 11)                    510           329           250               -
    Exposure relating to
    consolidated entities (*)          -             -           219             146
                                 -----------   -----------   ------------   -----------
    VENDOR FINANCING EXPOSURE      1,259           969           969             575
                                 ===========   ===========   ============   ===========

    (*)  corresponding  to the maximum  exposure related to four Marine entities consolidated  at 1st  April  2004  following  the first  application  of the
    Règlement  CRC  2003-04  (see Notes  2(a) and 25).  At 31 March  2005,  this exposure is covered by €117 million of assets, net.

Marine

Cruiseinvest / Renaissance

At 31 March 2003 and 2004, it  corresponds to the guarantees of the financing of two subsidiaries of Cruiseinvest  Jersey Ltd for respectively  US$89 million and
US$72  million (€82  million and €59 million) and to the undrawn  portion of the credit line  granted to  Cruiseinvest  LLC of  respectively  €25 million and €24 million.

At 1st April 2004, the decrease of the exposure is due to the  consolidation  of
Octavian  shipping LLC, a subsidiary of Cruiseinvest  Jersey Ltd pursuant to the application  of the Règlement CRC 2004-03 (see Note 25), the relating  guarantee becoming internal and consequently no longer reported.

At 31 March 2005,  it  corresponds  to the  guarantees  of the  financing of one subsidiary  of  Cruiseinvest  LLC for US$18  million  (€14  million)  and to the undrawn portion of the credit line granted to Cruiseinvest LLC of €24 million.

Festival

At 31 March 2003 and 2004,  the Group  guaranteed  the  financing of one special purpose  leasing entity  relating to one  cruise-ship for an amount €111 million and €96 million respectively.  At 1st of April 2004, pursuant to the application of the Règlement CRC 2004-03, this entity is fully consolidated and the relating financial debt is included in the Net financial  debt of the Group.  At 31 March
2005,  following  the sale of this cruise ship,  the  associated  debt was fully reimbursed (see Note 25).

In  addition,  at 31 March  2003 and 2004 the  Group  guaranteed  the  financing arrangements  of two cruise  ships  delivered  to Festival  for an amount of €97 million and €48 million  respectively.  At 31 March 2005,  following the sale of these Cruise ships during the period, the guarantees were released.

At 31 March 2005, the Group has no outstanding guarantees relating to Festival.

Other

At 31 March  2003,  2004 and  2005,  it  mainly  corresponds  to the  guarantees provided by the Group on the financing  arrangements  of one cruise-ship and two high speed  ferries  delivered to three  customers for an amount of €91 million,
€86 million and €82 million, respectively.

Based on known facts and on assumptions as to leases renewal and ships sales for
Cruiseinvest and other  cruise-ships,  the Group considers that the provision in respect of Marine Vendor financing of €14 million at 31 March 2005 (€140 million at 31 March 2003 and 2004) remains adequate to cover the probable risk.

Transport

At 31 March 2003, 2004 and 2005,  guarantees  given as part of vendor  financing arrangements in Transport  Sector amount to €317 million,  €321 million and €309 million, respectively.

Included in this amount are guarantees totalling US$63 million (€58 million, €52 million  and €49 million at 31 March 2003,  2004 and 2005,  respectively)  given with respect to equipment sold to Amtrak and also guarantees  given as part of a leasing  scheme  involving a major  European metro operator as described in Note
27(b).

If the metro operator  decides in year 2017 not to extend the initial period the
Group has  guaranteed to the lessors that the value of the trains and associated equipment  at the option  date  should  not be less than  GBP177  million  (€257 million,  €266  million  and €257  million  at 31  March  2003,  2004 and  2005, respectively).

b) Capital and operating lease obligations

                                   Total         Within 1 year      1 to 5 years     Over 5 years
                               --------------   ---------------    --------------   --------------
                                                          (in € million)
Long term rental (1)                667                6                 48              613
Capital leases obligation (2)       278               31                 93              154
Operating leases (3)                534               90                225              219
                               --------------   ---------------    --------------   --------------
At 31 March 2003                  1,479              127                366              986
                               ==============   ===============    ==============   ==============
Long term rental (1)                683               11                 75              597
Capital leases obligation (2)       237               37                 94              106
Operating leases (3)                430               62                181              187
                               --------------   ---------------    --------------   --------------
At 31 March 2004                  1,350              110                350              890
                               ==============   ===============    ==============   ==============
Long term rental (1)                650               13                 86              551
Capital leases obligation (2)       335               46                118              171
Operating leases (3)                403               57                183              163
                               --------------   ---------------    --------------   --------------
At 31 March 2005                  1,388              116                387              885
                               ==============   ===============    ==============   ==============
--------------
(1) Long term rental

Pursuant to a contract signed in 1995 with a major European metro operator,  the
Group has sold 103 trains and  associated  equipment  to two  leasing  entities.
These entities have entered into an agreement by which the Group leases back the trains and associated  equipment from the lessors for a period of 30 years.  The trains are made available for use by the metro operator for an initial period of
20 years,  extendible  at the  option  of the  operator  for a further  ten year period. The trains are being maintained and serviced by the Group.

These  commitments  are in respect of the full lease  period and are  covered by payments due to the Group from the metro operator.

If this lease was capitalised it would increase  long-term  assets and financial debt by €667 million,  €683 million and €650 million at 31 March 2003,  2004 and
2005, respectively.

(2) Capital leases

 If capital leases had been capitalised, it would have had the following effects on the consolidated balance sheet:

                                                  At 31 March    At 31 March    At 31 March
                                                      2003          2004           2005
                                                 -------------  -------------  -------------
                                                               (in € million)
Increase in property plant and equipment, net          212           205            248
Increase in financial debt                             216           200            255
                                                 -------------  -------------  -------------
Increase in (decrease) of shareholder's equity          (4)            5             (7)
                                                 =============  =============  =============

(3) Operating leases

A number of these operating leases have renewal  options.  Rent expense was €110 million,  €87 million and €72 million in the year ended 31 March 2003,  2004 and
2005, respectively.

No material  commitments  are omitted in this note in  accordance  with  current accounting rules.

Note 28 - Contingencies

- Litigation

The Group is engaged in  several  legal  proceedings,  mostly  contract  related disputes that have arisen in the ordinary course of business.  Contract  related disputes,  often involving  claims for contract  delays or additional  work, are common  in the  areas in which  the  Group  operates,  particularly  for  large, long-term  projects.  In some  cases,  the  amounts  claimed  against the Group, sometimes  jointly  with  its  consortium  partners,  in these  proceedings  and disputes are  significant,  ranging up to around €500 million in one  particular dispute.

Some  proceedings  against  the Group are without a  specified  amount.  Amounts retained in respect of  litigation,  considered  as best  estimates  of probable liabilities are included in provisions for risks and charges and other payables.
Actual costs incurred may exceed the amount of provisions for litigation because of a number of factors  including the inherent  uncertainties  of the outcome of litigation.

- Claim from Royal Caribbean Cruises Limited ("RCCL")

In August  2003,  RCCL and  various  RCCL  group  companies  filed a lawsuit  in
Florida,  USA against  various Rolls Royce group  companies and against  various
ALSTOM group  companies  claiming  damages for a global amount of  approximately
€230 million (USD300 million) for alleged  misrepresentations  in the selling of pods, and negligence in the design and  manufacture of pods. The Group and Rolls
Royce are strongly contesting this claim.

- Asbestos

The Group is subject to  regulations  in many  countries  in which it  operates,
regarding   the  control  and  removal  of   asbestos-containing   material  and
identification of potential  exposure of employees to asbestos.  It has been the
Group's  policy  for many  years to  abandon  definitively  the use of  products containing  asbestos by all of our operating  units worldwide and to promote the application  of this  principle  to all of our  suppliers,  including  in  those countries  where the use of asbestos is  permitted.  In the past,  however,  the
Group has used and sold  some  products  containing  asbestos,  particularly  in
France in our Marine  Sector and to a lesser  extent in our other  Sectors.  The
Group is subject to  asbestos-related  legal  proceedings or claims including in
France, the United States and the United Kingdom.

Some  of the  Group's  subsidiaries  are  the  subject  in  France  of  judicial proceedings  instituted by certain employees or former employees with the aim of obtaining a court decision holding these subsidiaries  liable for an inexcusable fault  (faute  inexcusable)  which  would  allow them to obtain a  supplementary compensation  above the payments  made by the French  Social  Security  funds of related medical costs.  Although the courts of competent  jurisdiction have made findings of inexcusable  fault,  the damages in most of these  proceedings  have been  borne to date by the  general  French  Social  Security  (medical)  funds.
Although no assurance can be given, the Group believes that those cases where it may be  required  to bear a portion of the  damages do not  represent a material exposure and therefore, no provisions have been recorded.

In  addition to the  foregoing,  in the United  States,  the Group is subject to asbestos-related  personal injury lawsuits which have their origin solely in the
Company's purchase of certain former power businesses of Combustion Engineering,
Inc.("CE") or its former  subsidiaries for which the Group is indemnified by its parent company, ABB Ltd.

The Group is also  subject to two putative  class action  lawsuits in the United
States  asserting  fraudulent  conveyance  claims against various ALSTOM and ABB entities  in relation  to CE, for which the Group has  asserted  indemnification against ABB. CE is a United States  subsidiary of ABB, and its power  activities were part of the power generation  business purchased by us from ABB. In January
2003,  CE  filed  a  "pre-packaged"  plan of  reorganisation  in  United  States bankruptcy  court.  In addition to its protection  under the ABB indemnity,  the
Group  believes that under the terms of this plan, it would have been  protected against  pending and future  personal  injury  asbestos  claims,  or  fraudulent conveyance  claims,  arising out of the past operations of CE. The  pre-packaged plan was  confirmed  by the  bankruptcy  court on 23 June 2003 and by the United
States federal district court on 31 July 2003. The plan,  however,  subsequently was  appealed,  and the United  States  Court of Appeals  for the Third  Circuit
vacated  the plan  confirmation  order  and  remanded  the  case to the  federal district court for further  proceedings.  As a result,  confirmation of the plan will be  subject  to  further  lower  district  court  and/or  bankruptcy  court proceedings  and  the  plan  will  have  to  be  revised  and  approval  thereof re-solicited  from  creditors  and  asbestos  claimants.  On 21 March 2005,  ABB announced that it had reached agreement with certain representatives of asbestos claimants  on certain  "settlement  points" that would form the basis for such a revised plan. All of the pending CE-related  asbestos cases currently are stayed by virtue of a bankruptcy court order issued at the outset of the case.

At  31  March   2005,   the  Group  is   subject  to   approximately   31  other
asbestos-related  personal  injury  lawsuits  in  the  United  States  involving approximately 486 claimants that, in whole or in part, assert claims against the
Group which are not related to the power  generation  business  purchased  by us from ABB or as to which the  complaint  does not provide  details  sufficient to permit us to determine whether the ABB indemnity applies. Most of these lawsuits are in the  preliminary  stages of the litigation  process and they each involve multiple  defendants.  The  allegations in these lawsuits are often very general and difficult to evaluate at preliminary  stages in the litigation  process.  In those cases where the Group's  defence has not been assumed by a third party and meaningful  evaluation  is  practicable,  the Group  believes  that it has valid defences  and,  with  respect to a number of  lawsuits,  the Group is  asserting rights to  indemnification  against a third party. For purposes of the foregoing discussion,  the Group  considers a claim to no longer be pending  against it if the plaintiff's  attorneys have executed a notice or stipulation of dismissal or non-suit, or other similar document.

While the outcome of the existing  asbestos-related cases described above is not predictable,  the Group  believes  that  those  cases  will not have a  material adverse effect on our financial condition. The Group can give no assurances that asbestos-related  cases against us will not grow in number or that those we have at present, or may face in the future, may not have a material adverse impact on our financial condition.

- Product liability

The Group designs,  manufactures, and sells several products of large individual value  that are  used in major  infrastructure  projects.  In this  environment, product-related  defects have the potential to create  liabilities that could be material.  If potential  product  defects become known,  a technical  assessment occurs whereby products of the affected type are quantified and studied.  If the results of the study indicate that a product  liability  exists,  provisions are recorded.  The Group  believes  that it has made  adequate  provisions  to cover currently known product-related liabilities, and regularly revises its estimates using  currently  available  information.  Neither  the  Group  nor  any  of its businesses  are aware of  product-related  liabilities  which are  expected  to, exceed the amounts  already  recognised and believes it has provided  sufficient
amounts  to  satisfy  its  litigation,   environmental   and  product  liability
obligations to the extent they can be estimated.

- SEC investigation

The SEC is  conducting a formal  investigation,  and the Group has conducted its own internal review, into certain matters relating to ALSTOM Transportation Inc.
("ATI"),  one of the Group's  subsidiaries.  These actions  followed  receipt of anonymous letters alleging accounting  improprieties on a railcar contract being executed at ATI's New York facility.  Following  receipt of these  letters,  the
United States Federal Bureau of Investigation (the "FBI") also began an informal inquiry.  The Group has fully cooperated with the SEC and the FBI in this matter and intends to continue to do so.

- United States Putative Class Action Lawsuit

The Group,  certain of its  subsidiaries  and  certain of its current and former employees, officers and directors, have been named as defendants by shareholders in the United States in a number of putative  shareholder  class action lawsuits filed on behalf of various alleged classes of purchasers of American  Depositary
Receipts or other ALSTOM  securities  between  various dates  beginning as of 17
November 1998.  These lawsuits  which are now  consolidated  into one proceeding before the Federal  District Court of the Southern  District of New York seek to allege  violations of United  States  federal  securities  laws, on the basis of various allegations that there were untrue statements of materials facts, and/or omissions to state  material  facts  necessary to make the  statements  made not misleading,  in various  ALSTOM  public  communications  regarding its business, operations  and  prospects,  causing the  putative  classes to  purchase  ALSTOM securities at artificially  inflated  prices.  The plaintiffs  seek, among other things,  class  action  certification,  compensatory  damages in an  unspecified amount, and an award of costs and expenses, including counsel fees.

- Environmental, health and safety

The Group is subject to a broad range of  environmental  laws and regulations in each of the  jurisdictions  in which it  operates.  These  laws and  regulations impose increasingly  stringent  environmental  protection  standards  regarding, among other things, air emissions,  wastewater discharges,  the use and handling of hazardous waste or materials, waste disposal practices and the remediation of environmental  contamination.  These  standards  expose the Group to the risk of
substantial   environmental   costs  and  liabilities,   including   liabilities
associated   with  divested  assets  and  past   activities.   In  most  of  the
jurisdictions in which operations take place,  industrial activities are subject to obtaining permits, licenses or/and authorisations,  or to prior notification.
Most facilities must comply with these permits,  licenses or authorisations  and are subject to regular administrative inspections.

Significant  amounts are  invested to ensure that  activities  are  conducted in order to reduce the risks of impacting the environment and capital  expenditures are regularly incurred in connection with environmental compliance requirements.
Although involved in the remediation of contamination of certain  properties and other sites,  the Group believes that its facilities are in compliance  with its
operating   permits  and  that  operations  are  generally  in  compliance  with environmental laws and regulations.

The outcome of  environmental  matters  cannot be predicted  with  certainty and there  can be no  assurance  that the  amounts  provided  will be  adequate.  In
addition,  future  developments,   such  as  changes  in  law  or  environmental
conditions,  could result in increased  environmental costs and liabilities that could  have  a  material  effect  on  the  financial  condition  or  results  of operations.  To date, no significant liability has been asserted against us, and compliance with  environmental  regulations has not had a material effect on the results of operations.

- Claims relating to disposals

From time to time the Group disposes of certain businesses or business segments.
As is usual certain acquirers make claims against the Group as a result of price adjustment mechanisms and warranties generally foreseen in the sale agreements.

At 31 March 2005, the Group has  outstanding  warranties and has received claims in  connection  with the  disposals of certain of its  activities  including its former T&D Sector (excluding Power Conversion),  the Small and Medium Industrial
Turbines and Industrial Steam Turbine businesses,  the former Contracting Sector and part of the former Industrial Sector.

The Group has  received  a number of demands  from the  acquirer  following  the disposal of the T&D Sector,  including with respect to investigation by a number of national authorities and the European Commission of alleged  anti-competitive arrangements  among  suppliers in certain T&D activities  and an  administrative procedure  in Mexico  concerning  the  alleged  payments  by an agent that could result in an entity sold as part of the T&D Sector being  prevented from bidding for government contracts for a two year period.

The Group  considers that there are no matters  outstanding  and unprovided that are capable of estimation  that are likely to have a material  adverse impact on the consolidated financial statements.

Note 29 - Market related exposures

(a) Currency risk

In the course of its  operations,  the Group is exposed to currency risk arising from  tenders  for  business  remitted  in foreign  currency,  and from  awarded contracts or "firm  commitments" under which revenues are denominated in foreign currency.  The  principal  currencies  to which we had  significant  exposure in fiscal  year  ended 31 March 2005 were the US  dollar,  British  Pound and Swiss
Franc.

Due to these  exposures,  numerous  cash flows of the Group are  denominated  in foreign  currencies.  The Group acquires financial  instruments with off balance sheet risk solely to hedge such exposure on either  anticipated  transactions or firm  commitments.  The instruments  used are exchange rate guarantees  obtained through export insurance companies, forward exchange contracts and options.

The Group may not, in specific circumstances,  and as an exception to the policy described  above,  fully hedge certain  identified  exposures or anticipate  the forthcoming risks on its operating transactions with management approval.

With respect to anticipated transactions:

•  During the tender  period,  depending on the  probability  of  obtaining  the project and market  conditions,  the Group generally  hedges a portion of its tenders  using  options or export  insurance  contracts  when  possible.  The guarantees  granted by these contract  become firm if and when the underlying tender is accepted.

• Once the contract is signed,  forward exchange contracts or currency swaps are used to adjust the hedging  position to the actual exposure during the life of the contract  (either as the only hedging  instruments  or as a complement  to existing export insurance contracts).

(b) Interest rate risk

The Group does not have a dynamic interest rate risk management policy. However, it may enter into  transactions  in order to hedge its  interest  rate risk on a case by case basis according to market  opportunities,  under the supervision of the Executive Committee.
                                              At 31 March
                                                 2005         ‹1 year     1 - 5 years    ›5 years
                                              -----------   -----------   -----------   -----------
                                                                   ( in € million )
 Financial assets at floating rate               2,325        1,564           13            748
 Financial assets at fixed rate                      5            2            3              -
 Financial assets not bearing interests             58           18           20             20
                                              -----------   -----------   -----------   -----------
 Financial assets                                2,388        1,584           36            768

 Financial debt at floating rate                (1,532)        (410)      (1,107)           (15)
 Financial debt at fixed rate                   (1,375)        (83)      (1,275)           (17)
                                              -----------   -----------   -----------   -----------
 Financial debt                                 (2,907)        (493)      (2,382)           (32)

 Net position at floating rate before hedging      793        1,154       (1,094)           733
 Net position at fixed rate before hedging      (1,370)        (81)      (1,272)           (17)
                                              -----------   -----------   -----------   -----------
 Net position before hedging                      (577)       1,073       (2,366)           716

 Swap fixed to variable                              -            -            -              -

 Net position at floating rate after hedging       793        1,154       (1,094)           733
 Net position at fixed rate after hedging       (1,370)        (81)      (1,272)           (17)
                                              -----------   -----------   -----------   -----------
 Net position after hedging                       (577)       1,073       (2,366)           716
 --------------

The net short term loan  position  at  floating  rate after  hedging  amounts to
€1,154 million.  A 100 bps increase in the market rates would have decreased the net  interest  expense by €12  million,  representing  5.7% of the net  interest expense for the year ended 31 March 2005.

(c) Nominal and fair value of financial instruments outstanding at year-end

Nominal value of financial instruments

                                                                 At 31 March 2005
                                            ------------------------------------------------------
                                                                  Remaining              Average
                                                                    term                fixed rate
                                              Total     ‹1 year   1-5 years  ›5 years       (*)
                                            ---------  ---------  ---------  ---------  ----------
                                                                 (in € million)
Interest rate instruments:
Interest rate swaps - receive fixed (1)          94          -         94          -          4%

Foreign exchange instruments:
Currency swaps - currencies purchased (2)     1,241      1,179         62          -
Currency swaps - currencies sold (2)          2,459      2,247        212          -
Forward contracts - currencies purchased      1,534      1,232        302          -
Forward contracts - currencies sold           2,300      1,766        534          -
Insurance contracts - currencies purchased        3          3          -          -
Insurance contracts - currencies sold           193         34        159          -
Currency options - purchased                    130        130          _          -
Currency options - sold                          75         75          _          -
--------------
(*) Floating rates are generally based on EURIBOR/LIBOR.

(1) The interest  rate swaps of €320  million that were hedging a portion of the
    €650 million bond issue were cancelled before maturity.

(2) The currency swaps whose final  pay-off  were  related to the Group's  share price reached maturity during the period.

                                                                 At 31 March 2004
                                            ------------------------------------------------------
                                                                  Remaining              Average
                                                                    term                fixed rate
                                              Total     ‹1 year   1-5 years  ›5 years       (*)
                                            ---------  ---------  ---------  ---------  ----------
                                                                 (in € million)

Interest rate instruments:
Interest rate swaps - receive fixed (1)         374         21        353          -        5.1%

Foreign exchange instruments:
Currency swaps - currencies purchased (2)     2,728      2,705         23         -
Currency swaps - currencies sold (2)          4,708      4,511        197         -
Forward contracts - currencies purchased        922        691        231         -
Forward contracts - currencies sold           2,477      2,028        449         -
Insurance contracts - currencies purchased        -          -          -         -
Insurance contracts - currencies sold           161        148         13         -
Currency options - purchased                    557        557          -         -
Currency options - sold                         522        522          -         -
--------------
(*) Floating rates are generally based on EURIBOR/LIBOR.

(1) At 31 March 2004, the outstanding  interest rate swaps mainly relate to €320 million receiving fixed rates hedging a portion of the €650 million bond issue.

(2) the currency swaps include four swaps, two swaps - currency  purchased for a notional  amount of €1,200  million and two swaps - currency sold for a notional amount of €1,200 million,  whose final pay-off are also related to Group's share price.  As a whole,  these swaps do not create any  currency  position and their future potential losses are capped.

                                                                 At 31 March 2003
                                            ------------------------------------------------------
                                                                  Remaining              Average
                                                                    term                fixed rate
                                              Total     ‹1 year   1-5 years  ›5 years       (*)
                                            ---------  ---------  ---------  ---------  ----------
                                                                 (in € million)

Interest rate instruments:
Interest rate swaps - receive fixed (1)         649        248        401          -        4.4%

Foreign exchange instruments:
Currency swaps - currencies purchased (1)     2,906      1,658      1,249          -
Currency swaps - currencies sold (1)          6,898      4,867      2,031          -
Forward contracts - currencies purchased        798        584        214          -
Forward contracts - currencies sold           2,708      1,646        895        168
Insurance contracts - currencies purchased       96         78         18          -
Insurance contracts - currencies sold             -          -          -          -
Currency options - purchased                    591        568         23          -
Currency options - sold                         564        544         20          -
--------------
(*) Floating rates are generally based on EURIBOR/LIBOR.

(1) At 31 March 2003,  the main  interest  rate swaps  outstanding  are:
-  €353 million  receiving  fixed rates,  €320 million  hedging a portion of the
   €650 million bond issue and €33 million hedging a bilateral loan.
-  €33 million  receiving  fixed  rates with an  effective  starting  date at 20
   January 2004.
-  €200  million  receiving  fixed  rates to optimise  the short term  liquidity management.

(2) the currency swaps include four swaps, two swaps - currency  purchased for a notional  amount of €1,200  million and two swaps - currency sold for a notional amount of €1,200 million,  whose final pay-off are also related to Group's share price.  As a whole,  these swaps do not create any  currency  position and their future potential losses are capped.

Fair value of financial instruments

Publicly  traded equity and marketable  debt  securities are disclosed at market prices. The fair values of all financial  instruments other than specified items such as lease  contracts,  controlled  businesses  and Equity method  investees, other  investments  and  employers'  pension and benefit  obligations  have been estimated  using various  valuation  techniques,  including the present value of future cash flows.  However,  methods and assumptions  followed to disclose data presented  herein are  inherently  judgmental and involve  various  limitations, including the following:

-  Fair values  presented do not take into  consideration  the effects of future interest rate and currency fluctuations,

-  Estimates as at 31 March 2005 are not  necessarily  indicative of the amounts that  the  Group  would  record  upon  further  disposal/termination  of  the financial instrument.

The use of  different  estimations,  methodologies  and  assumptions  may have a material effect on the estimated fair value amounts.  The methodologies used are as follows:

Long term loans, deposits and other fixed assets

The fair values of these  financial  instruments  were  determined by estimating future cash flows discounted using a risk free rate (Government bond yield)on an item-by-item basis or external valuations when available.

Cash and cash equivalents and short term investments

The carrying  amounts  reflected in the consolidated  balance sheet  approximate fair value due to the short-term maturity of theses instruments.

Financial debt

The fair value of the financial debt is estimated  based on either quoted market prices for traded  instruments or current rates offered to the Group for debt of the same maturity.

Interest rate swaps, currency swaps,  options, and forward exchange contracts

The fair value of these instruments is the estimated amount that the Group would receive or pay to settle the  related  agreements,  valued upon  relevant  yield curves and foreign exchange rates as of 31 March 2003, 2004 and 2005.

The fair value of forward  exchange  contracts  was  computed  by  applying  the difference between the contract rate and the market forward rate at closing date to the nominal amount.

Export insurance  contracts related to tenders are insurance  contracts that are not marked to market. Export insurance contracts that hedge firm commitments are considered as acting as derivatives and were marked to market for the purpose of the disclosure.

The fair value of financial instruments outstanding is analysed as follows:

                                               At 31 March 2003     At 31 March 2004     At 31 March 2005
                                              ------------------   ------------------   ------------------
                                              Carrying     Fair    Carrying     Fair    Carrying     Fair
                                               Value       Value    Value       Value    Value       Value
                                              --------    ------   --------    ------   --------    ------
                                                                       (in € million)

Balance sheet
Assets
  Long term loans, deposits and retentions      814         701      798          782     829          829
  Other fixed assets                             83          83       62           62      82           82
  Short-term investments                        142         143       39           39      15           15
  Cash & cash equivalents                     1,628       1,628    1,427        1,427   1,462        1,462
Liabilities
  Financial debt                              6,331       5,909    4,372        4,310   2,907        2,934
Off balance sheet
Interest rate instruments:
     Interest rate swaps - receive fixed          -          39        -           18       -            3
Foreign exchange instruments
  Currency swaps - currencies purchased           -        (178)       -         (127)      -           -
  Currency swaps - currencies sold                -         257        -          121       -           41
  Forward contracts - currencies purchased        -         (30)       -          (58)      -          (91)
  Forward contracts - currencies sold             -          87        -           94       -          106
  Insurance contracts - currencies purchased      -          (6)       -           -        -           -
  Insurance contracts - currencies sold           -           -        -           (5)      -           (2)
  Currency option contracts - purchased           -          37        -           19       -           19
  Currency option contracts - sold                -          (7)       -           (4)      -           (1)
--------------

The increase in fair value of forward  contracts  and currency  swaps  (currency sold) and the decrease in fair value of forward  contracts  and  currency  swaps
(currency  purchased) during the fiscal years ended 31 March 2003, 2004 and 2005 is mainly due to the appreciation of the Euro against the US Dollar.

(d)   Credit risk

The Group hedges up to 90% of the credit risk on certain  contracts using export credit insurance contracts.  The Group believes the risk of counterparty failure to perform as contracted,  which could have a significant  impact on the Group's financial  statements  or results  of  operations,  is limited  due to the Group seeking to ensure  that  customers  generally  have  strong  credit  profiles or adequate financing to meet their project obligations.

(e)   Liquidity risk

The  analysis by maturity  and  interest  rate of the Group's debt is set out in
Note 23(b). Details of short-term liquidity are set out below.

The Group available liquidity within one year at 31 March 2004 and 31 March 2005 is as follows:

                                                          At 31 March    At 31 March
                                                              2004           2005
                                                          -----------    -----------
                                                                 (in € million)
Available credit lines (see Note 23(a))                        783          1,202
Cash equivalents available at parent Company level (1)         532            796
Cash equivalents and Short term investments at
subsidiary level   (1)                                         934            681
                                                          -----------    -----------
Available liquidity                                          2,249          2,679
Financial debt to be reimbursed within one year
(see Note 23)(b)                                              (278)          (444)
Available credit line to be reimbursed within one year        (420)           (27)
                                                          -----------    -----------
Available liquidity  for the coming year                     1,551          2,208
                                                          ===========    ===========
----------------
(1) See Notes 18 & 19

(2) The reimbursement of securitisation of future  receivables is excluded as it come from the direct  payment of the  customer  to the  investor to whom the
    Group sold the right to receive the payment.

The Group's lines of credit as well as certain of its other financing agreements contain covenants  requiring it to maintain  compliance with financial covenants as disclosed in Note 23(a) .

Note 30 - Payroll, staff, employee profit sharing

                                                      Year ended 31 March
                                                ----------------------------------
(in € million except number of employees)          2003        2004        2005
                                                ----------  ----------  ----------
Total wages and salaries                            3,919       3,274       2,715
   Of which executive officers (*)                      5           5           6
Social security payments and other benefits         1,032         866         744
Employee profit sharing                                18          16           8
Staff of consolidated companies at year-end
   Managers, Engineers and professionals           35,983      23,885      23,691
   Other employee                                  73,688      52,926      45,903
                                                ----------  ----------  ----------
Approximate number of employees                   109,671      76,811      69,594
                                                ==========  ==========  ==========
---------------
(*) executive officers at closing.

Note 31 - stock options

Following the approval of the annual shareholders'  meeting held on 9 July 2004, the Board of Directors  decided on 17  September  2004 the  implementation  of a share capital increase  reserved for the employees  participating in the Group's saving plan and a new stock option plan (plan n°7).

The characteristics of the plan n°7 are the following:

                                                            Plan no. 7
                                                  ------------------------------
Date of shareholders' meeting                               9 July 2004

Creation date                                            17 September 2004

Exercise price (1)                                            € 0.43

Beginning of exercise period                             17 September 2007

Expiry date                                              16 September 2014

Number of beneficiaries                                        1,007

Number of options initially granted                         111,320,000

Number of options exercised since the origiN                     0

Number of options cancelled                                  1,200,000

Number of remaining options at 31 march 2005                110,120,000

Number of shares that may be subscribed                      24,400,000
by the members of the executive committee

Terms and conditions of exercise                  - 50% of  options  granted  to
                                                  each  beneficiary  are subject
                                                  to     exercise     conditions
                                                  relating to the  group's  free
                                                  cash flow and operating margin
                                                  for  fiscal  year  2006.   The
                                                  conditional  options  may only
                                                  be  exercised  entirely  if at
                                                  the  closing  of  fiscal  year
                                                  2006,  the free  cash  flow of
                                                  the Group is positive  and the
                                                  operating  margin of the group
                                                  is  superior  or  equal to 6%.
                                                  Below  these   thresholds  the
                                                  options   shall  be  partially
                                                  exercisable.   They   will  be
                                                  forfeited  if  the  free  cash
                                                  flow is  negative at more than
                                                  €(500)   million   or  if  the
                                                  operating  margin is  inferior
                                                  to 5%.

In addition,  the  characteristics of the previous stock option plan outstanding at 31 March 2005 have been adjusted  following the  completion on 13 August 2004 of the share capital increase with preferential  subscription  rights and are as follows:

                                  Plan no. 3        Plan no. 5       Plan no. 6
                                 ------------      ------------     ------------

Date of shareholders' meeting    24 July 2001      24 July 2001     24 July 2001

Creation date                    24 July 2001     8 January 2002   7 January 2002

Exercise price (1)                 € 33.00           € 13.09           € 6.00

Adjusted exercise price (2)        € 20.48            € 8.13           € 3.86

Beginning of exercise period     24 July 2002     8 January 2003   7 January 2004

Expiration date                  23 July 2009     7 January 2010   6 January 2011

Number of beneficiaries              1,703            1,653              5

Number of options originally
granted                            4,200,000         4,200,000        1,220,000

Number of options exercised            0                0                 0

Number of options cancelled
since the origin                   1,225,251        1,093,784             0

Adjusted number of remaining
options at 31 March 2005 (2)       4,793,296        5,001,275         1,899,378

Number of shares that may be
subscribed by the members of the
executive committee                 124,077          169,068          1,868,239

Terms and conditions of exercise   -  1/3 of       -  1/3 of          -  1/3 of
                                   options        options            options
                                   exercisable    exercisable        exercisable
                                   as from        as from            as from
                                   24 July        8 January          7 January
                                   2002           2003               2004

                                  -  2/3 of       - 2/3 of           -  2/3 of
                                   options        options            options
                                   exercisable    exercisable        exercisable
                                   as from        as from            as from
                                   24 July        8 January          7 January
                                   2003           2004               2005

                                  -  all          -  all             -  all
                                  options         options            options
                                  exercisable     exercisable        exercisable
                                  as from         as from            as from
                                  24 July         8 January          7 January
                                  2004.           2005.              2006.

(1) Subscription price  corresponding to the average opening price of the shares during the twenty  trading days  preceding the day on which the options were granted by the board (no discount or  surcharge) or the nominal value of the share when the average share price is lower.

(2) Plans n°3, 5 and 6 have been  adjusted  in  compliance  with French law as a result of the completion of the operations  which impacted the share capital in 2002, 2003 and August 2004.

The following is a summary of activity of the plans:
                                                                 Weighted
                                                                  average
                                                                 exercise
                                                                price per
                                                  Shares          share
                                               -------------  -------------
Outstanding at 1 April 2002 adjusted            14,726,354        € 24.81
   Granted                                       1,220,000         € 6.00
   Exercised                                         -              -
   Cancelled                                    (4,833,091)       € 28.62
Outstanding at 31 March 2003                    11,113,263        € 21.09
Outstanding at 1 April 2003 adjusted            13,775,923        € 17.01
   Granted                                           -              -
   Exercised                                         -              -
   Cancelled (1)                                (3,267,286)       € 20.25
Outstanding at 31 March 2004                    10,508,637        € 16.00

Outstanding at 1 April 2004 adjusted            12,855,532        € 12.65
   Granted                                     111,320,000         € 0.43
   Exercised                                         -              -
   Cancelled                                    (2,361,563)        € 7.17
Outstanding at 31 March 2005                   121,813,949         € 1.59
-------------------
(1) including Plan n°1 which became void in April 2004.

Note 32 - Subsequent events

- On 6 April  2005,  the Group  signed a selling  agreement  with  Areva for the acquisition of its T&D business of Alstom Ltd (India).

- On 23 May 2005,  the Group  signed a binding  agreement to dispose of our Flow
Systems   Business   headquartered  in  Fredericia   (Denmark).   This  business
manufactures  district  heating  equipment mainly for the Northern Europe market and other  Continental  Europe  markets.  It was integrated in the Power Service
Sector.  This  disposal will be included in the Group's  commitment  towards the
European Commission.

- The Group launched the disposal of its Power Conversion Business.

Note 33 - Major companies included in the scope of consolidation

The major companies are selected according to the following criteria:

-  holding companies
-  sales above €50 million
                                                                      Consolidation
Companies                            Country          Ownership %         Method
---------                            -------          -----------     --------------

ALSTOM.............................  France                         Parent company
ALSTOM Holdings....................  France              100.0      Full consolidation
ALSTOM Gmbh (holding)..............  Germany             100.0      Full consolidation
ALSTOM UK Holding Ltd..............  United Kingdom      100.0      Full consolidation
ALSTOM Inc (holding)...............  United-States       100.0      Full consolidation
ALSTOM NV (holding)................  Netherlands         100.0      Full consolidation
ALSTOM Mexico SA de CV (holding)...  Mexico              100.0      Full consolidation
ALSTOM Espana IB (holding).........  Spain               100.0      Full consolidation
ALSTOM (Switzerland) Ltd...........  Switzerland         100.0      Full consolidation
ALSTOM Australia Ltd...............  Australia           100.0      Full consolidation
ALSTOM Belgium SA .................  Belgium             100.0      Full consolidation

ALSTOM Brasil Ltda.................  Brazil              100.0      Full consolidation
ALSTOM Canada Inc..................  Canada              100.0      Full consolidation
ALSTOM Controls Ltd................  United Kingdom      100.0      Full consolidation
ALSTOM Ferroviaria Spa.............  Italy               100.0      Full consolidation
ALSTOM K.K.........................  Japan               100.0      Full consolidation
ALSTOM Leroux Naval................  France              100.0      Full consolidation
ALSTOM LHB GmbH....................  Germany             100.0      Full consolidation
ALSTOM Ltd ........................  United Kingdom      100.0      Full consolidation
ALSTOM Ltd ........................  India               100.0      Full consolidation
ALSTOM NL Service Provision Ltd....  United Kingdom      100.0      Full consolidation
ALSTOM Power Asia Pacific Sdn Bhd..  Malaysia            100.0      Full consolidation
ALSTOM Power Boiler................  France              100.0      Full consolidation
ALSTOM Power Boiler GmbH...........  Germany             100.0      Full consolidation
ALSTOM Power Centrales.............  France              100.0      Full consolidation
ALSTOM Power Conversion GmbH.......  Germany             100.0      Full consolidation
ALSTOM Power Conversion Inc........  United-States       100.0      Full consolidation
ALSTOM Power Conversion SA France..  France              100.0      Full consolidation
ALSTOM Power Energy Recovery GmbH..  Germany             100.0      Full consolidation
ALSTOM Power Flowsystems A/S.......  Denmark             100.0      Full consolidation
ALSTOM Power Generation AG.........  Germany             100.0      Full consolidation
ALSTOM Power Hydraulique...........  France              100.0      Full consolidation
ALSTOM Power Hydro.................  France              100.0      Full consolidation
ALSTOM Power Inc...................  United States       100.0      Full consolidation
ALSTOM Power Italia Spa............  Italy               100.0      Full consolidation
ALSTOM Power ltd...................  Australia           100.0      Full consolidation
ALSTOM Power Norway AS.............  Norway              100.0      Full consolidation
ALSTOM Power O&M Ltd...............  Switzerland         100.0      Full consolidation
ALSTOM Power SA....................  Spain               100.0      Full consolidation
ALSTOM Power Service...............  France              100.0      Full consolidation
ALSTOM Power Service Ltd...........  United Arab
                                     Emirate             100.0      Full consolidation
ALSTOM Power Service GmbH..........  Germany             100.0      Full consolidation
ALSTOM Power Sp Zoo................  Poland              100.0      Full consolidation
ALSTOM Power Sweden AB.............  Sweden              100.0      Full consolidation
ALSTOM Projects India Ltd..........  India                68.5      Full consolidation
ALSTOM Transport SA................  France              100.0      Full consolidation
ALSTOM Transportation Inc..........  United States       100.0      Full consolidation
ALSTOM Transport BV................  Netherlands         100.0      Full consolidation
ALSTOM Transporte .................  Spain               100.0      Full consolidation
Chantiers de l'Atlantique..........  France              100.0      Full consolidation
West Coast Traincare...............  United Kingdom      100.0      Full consolidation

Companies  included  in the list of major  companies  at 31 March 2004 for which sales are below €50 million at 31 March 2005.

ALSTOM Power Turbomachines.........  France
Eurokrail..........................  South Korea
ALSTOM Power sro...................  Czech republic
ALSTOM Schienenfahrzeuge AG........  Switzerland
Alstom Signalling Inc..............  United States
Alstom Transporte SA de CV.........  Mexico
Alstom Power Mexico SA de CV.......  Mexico
Alstom Power Austria Gmbh..........  Austria
Alstom Export  SDN Bhd.............  Malaysia
Alstom T&D Inc.....................  United States
Alstom New Zealand Holding Ltd.....  New Zealand

Companies  included  in the list of major  companies  at 31 March 2005 for which sales were below €50 million at 31 March 2004.

Alstom Leroux Naval................  France
Alstom NL Service Provision Ltd....  United Kingdom
Alstom Power Boiler................  France
Alstom Power Flowsystems A/S.......  Denmark

A list of all  consolidated  companies  is  available  upon  request at the head office of the Group.

             MANAGEMENT DISCUSSION AND ANALYSIS ON CONSOLIDATED
                              FINANCIAL STATEMENTS
                               AS AT 31 MARCH 2005

                               FISCAL YEAR 2004/05

The  following  discussion  should  be read  together  with  the 31  March  2005
Consolidated Financial Statements. During the periods discussed in this section, we undertook several significant transactions that affected the comparability of our financial  results with previous  periods.  In order to allow you to compare the relevant periods,  we present certain  information both as it appears in our financial  statements  and adjusted for business  composition  and exchange rate variations to improve  comparability.  These  adjustments  are described  below, under  "--Change  in business  composition  and  presentation  of our  accounts, non-GAAP measures--Comparable basis" below.

OVERVIEW

INTRODUCTION

We  serve  the  energy  market  through  our  activities  in the  field of power generation and the transport market through our activities in the rail transport
and  ship-building.   We  design,   supply  and  service  a  complete  range  of
technologically  advanced products and systems for our customers,  and possess a unique  expertise  in  systems  integration  and  through-life  maintenance  and service.

We believe the power and transport markets we operate in are sound, offering:

      -  solid  long-term  growth  prospects  based on customers' need to expand essential infrastructure systems in developing economies and to replace or modernise them in the developed world ; and
      -  attractive opportunities in service and systems.

We believe we can capitalise on our long-standing expertise in these two markets to achieve competitive differentiation. We are strategically well-positioned for the following reasons:

      -  we are one of the top players in all major market segments ;
      -  we benefit  from one of the largest  installed  bases of  equipment  in power  generation and rolling stock,  which should enable us to develop our service business ;
      -  we  are a  recognised  technology  leader  in  most  of our  fields  of activity, providing best-in-class technology ; and
      -  we have global reach, with a presence in around 70 countries worldwide.

STATUS OF OUR ACTION PLAN AND MAIN EVENTS OF FISCAL YEAR 2004/05

On 12 March 2003,  we  presented  our new  strategy  and action plan to overcome three  key  difficulties:  an  insufficient  level  of  profitability  and  cash generation, problems with the GT24/GT26 gas turbines sold in previous years and, to a lesser extent, with certain individual contracts, and a high level of debt.
Our action plan comprised three main elements:

      -  focusing  ALSTOM's range of activities  through the disposal of certain assets ;
      -  improving  operational  performance and adapting to market conditions ;
         and
      -  strengthening our financial base.

We achieved  significant  progress during fiscal year 2003/04: we put in place a more efficient  organisation and launched  significant  restructuring  plans; we achieved  substantial progress in resolving past operational problems concerning our UK  trains  contract  and our  GT24/GT26  heavy  duty  gas  turbines  and we successfully  re-introduced them in the market; finally, we reached agreement on a financing  package  which has  strengthened  our balance  sheet and  financial structure.

In fiscal year 2004/05, we made further progress in our action plan, the results of which can be seen in our key performance indicators:

      -  customers'  confidence  is renewed as  underlined  by a 15% increase in order intake on a comparable basis ;
      -  our  operational  performance  is  improving  as  shown  in the  strong increase  of our  operating  margin  from 1.2% to 4.0% on a  comparable basis, in line with our objectives and reflecting our improved  project management and reduced cost base ;
      -  our free cash flow has improved  from  €(1,007)  million in fiscal year 2003/04 to €(170) million in fiscal year 2004/05 ; and
      -  our  overall  financial  situation  has been  strengthened  by  further reducing our net debt, and increasing our access to bonding facilities.

DISPOSAL PROGRAMME

Disposal of our Industrial Turbines businesses

On 26 April 2003,  we signed  binding  agreements to sell our small gas turbines business and medium-sized gas turbines and industrial steam turbines  businesses in two transactions to Siemens AG.

The first transaction  covered our small gas turbines  business,  and the second transaction  covered our medium-sized gas turbines and industrial steam turbines businesses.  In the fiscal year ended 31 March  2003,  the  Industrial  Turbines businesses  generated sales of approximately  €1.25 billion and had an operating margin of approximately  7%. At 31 March 2003, these businesses  employed around
6,500 people.

To date we have  received  total  proceeds from Siemens of €904 million from the disposal of these businesses,  including €59 million during fiscal year 2004/05.
Of the €125 million of the initial  escrowed amounts that were to be released to us on or  before  3 May  2005,  we  agreed  to use €19  million  to  cover  some post-closing  adjustments  and we  received  €32  million.  The  release  of the remaining €74 million is still under discussion.

Disposal of our Transmission & Distribution (T&D) activities

On 25 September  2003, we signed a binding  agreement to sell our T&D activities
(our T&D Sector excluding the Power Conversion business) to Areva.

This  transaction  closed on 9 January  2004,  except for some minor  businesses located in jurisdictions  where transfer procedures were mostly completed during fiscal year 2004/05,  and for a T&D  publicly-listed  company in India for which
Areva has launched a public offer in April 2005,  with Alstom's  agreement.  The price after closing  adjustments has been set at €1,053 million,  including €140 million for cash transfered.

As of 31 March 2005,  we had  received  proceeds of €1,036  million  from Areva, including  €207 million in fiscal year 2004/05.  A further €17 million were held in  escrow  primarily  to cover  the  value  of the  shares  of T&D  India to be transferred at completion of the public offer launched by Areva.  It is expected that this  transaction  will be  completed  during the first half of fiscal year
2005/06.

Disposal of our Transport activities in Valencia, Spain

On 29  November  2004,  we  signed a  binding  agreement  to sell our  Transport activities of the factory in Valencia,  Spain, to Vossloh. This factory, located north of  Valencia,  was built in 1990 and as of the end of fiscal year  2004/05 employed 420 people.  It specialises  in the  manufacturing  of locomotives  and bogies as well as non modular trains for the regional  market.  This transaction was closed on 31 March 2005.

Disposal of various non-core activities in Australia

We sold  our  Information  Technology  and  Industrial  Products  activities  in
Australia  during fiscal year 2004/05 in a management  buy-out.  These  non-core activities,  reported under "Corporate and other" employed around 130 people and recorded €90 million of sales in fiscal year 2003/04,  a significant  portion of which derived from the distribution in Australia of IT servers and software.

PROGRESS ON OPERATIONAL PROBLEMS WITH OUR GT24/GT26 HEAVY-DUTY GAS TURBINES

GT24  and  GT26  gas  turbines,  with  outputs  of  around  180 MW and  260  MW, respectively,  are the  largest  of our  extensive  range of gas  turbines.  The technology  was originally  developed by ABB in the  mid-1990s,  with most sales made  prior  to the  acquisition  by  ALSTOM.  At the  start  of the  commercial operation of the second generation, or "B" version turbines, in 1999 and 2000, a number of technical issues were  identified,  indicating that the turbines would not meet contractual performance obligations.

We have  implemented  several  technical  improvements  to the  turbines,  which generally permit flexible and reliable operation of the fleet.  Cumulative plant reliability  since  the  start of the  commercial  operation  is now 97% for the
GT24/GT26 fleet.  Operational  reliability and flexibility are important factors for our customers, particularly for those in merchant markets.

Our confidence in the technology is being reinforced by major progress  achieved to date. Modifications aimed at delivering enhancements to output and efficiency have been designed, validated, tested and are being implemented as follows:

      -  Compressor  mass flow and efficiency  increase for GT24 and GT26,  with increased  electrical  output. It has been successfully  implemented on twenty-two  engines in Mexico,  USA, Spain, the UK, Ireland,  Singapore and Canada totalling 120'000 hours of operation.

      The fleet lead unit,  with the new  compressor,  has now been in operation for more than 17'300  hours.  This  compressor is now part of the standard design for new engines ;

      -  Dual Fuel  Capability  - Successful  demonstration  in  operation.  The system is now available for commercial application on both existing and new gas installations ;

      -  Life-time  Package - twenty-five  engines have been fitted with a blade improvement  package,  and after  15,200 hours of operation on the lead unit, inspection shows a fully satisfactory behaviour.  The twenty-five units have now accumulated more than 140,000 hours of operation.

The 76  machines  in  service  today  have  accumulated  appoximately  1,300,000 operating hours at high reliability levels.

As a consequence of the technical improvements  implemented on our GT24/GT26 gas turbines,  we are now back in the  large  gas  turbine  market.  The  successful re-marketing  of  the  GT26  machine  was  demonstrated  by  the  securing  of a significant contract for three GT26 turbines in Spain for Gas Natural in January
2004 and four GT26 units in Thailand for Gulf Power in November 2004. We believe that these  contracts  signal that both technology and performance are now fully in line with customer expectations.

The commercial situation with respect to the 80 GT24/GT26 gas turbines initially sold continues to improve: as of today, 76 units are in commercial operation and four units have been cancelled.

Today, we have reached  commercial  settlements for 74 out of the 76 units sold.
Under  agreements  covering to date 8 of the units (9 as of 31 March 2005 and 22 as of 31 March 2004), the Group is committed to or otherwise has the opportunity to make upgrade  improvements  within  agreed time  periods.  The other units in commercial operation are either under normal warranty or have had those warranty periods expire. All of the cases of client litigation which affected seven units as of March 2003 are now resolved via satisfactory commercial settlements. There are commercial disputes involving  contractual  arbitration ongoing with respect to one project for which the customer has accepted the two turbines, but alleges that contractual penalties are due in amounts contested by the Group.

Cash outflow  related to the  GT24/GT26 gas turbines over fiscal year 2004/05 at
€366 million has  decreased as compared with €766 million in fiscal year 2003/04 and  €1,055  million  in fiscal  year  2002/03  and was  better  than the amount expected (€500  million).  We expect our remaining  cash outflow  related to the
GT24/GT26 gas turbines issue to be around €380 million over the next three years including €200 million in fiscal year 2005/06.

As of 31 March 2005, we retained €379 million of related  provisions and accrued contract costs compared with €738 million as of 31 March 2004 and €1,655 million as of 31  March  2003.  As of 31 March  2003 and  2004,  these  provisions  were estimated without taking into account an additional exposure,  which we consider will be mitigated by appropriate  action plans. Such exposure to be mitigated by appropriate  action plans amounted to €454 million at 31 March 2003 and had been reduced to €234 million as of 31 March 2004 and to nil as of 31 March 2005.  Our
mitigation plan has been successfully  implemented with no significant impact on our operating income over the last two fiscal years.

RESTRUCTURING AND COST REDUCTION PROGRAMMES

Restructuring plans launched in fiscal year 2003/04 are progressing according to schedule.  During  fiscal year 2004/05 we launched new  initiatives  in order to further improve our operational performance and further reduce our cost base. As a result, we have recorded €358 million for restructuring in fiscal year 2004/05 in addition to the €655 million recorded in fiscal year 2003/04, of which mainly
€190  million for Power  Turbo-Systems  / Power  Environment,  €105  million for
Transport and €30 million for Power Service.

In addition to the headcount reduction of 8,400 through restructuring  announced during fiscal year 2003/04,  new plans launched in fiscal year 2004/05  included an additional reduction of approximately 3,100. These new plans comprise notably a reduction of 1,600 employees in Power  Turbo-Systems  / Power  Environment and
1,300 employees in Transport.

Out of the total planned  headcount  reduction of 11,500 launched within the two last  fiscal  years,  approximately  9,100 were in  Europe.  The plans have been largely  implemented  and as a result our  workforce  has been  reduced  through restructuring  plans by around 8,000  positions  during fiscal years 2003/04 and
2004/05.

FINANCING PACKAGES

Financing package - Summer 2003

We launched in the summer of 2003 a financing  package that was fully  completed in December 2003 and that comprised:

      -  €300 million capital increase ;
      -  €300 million of  subordinated  bonds issued to the French State,  which were to be automatically  reimbursable with shares upon the approval of the European Commission (TSDDRA) ;
      -  €200 million of subordinated bonds issued to the French State (TSDD) ;
      -  the issuance of €901  million of bonds  mandatorily  reimbursable  with shares (ORA) ;
      -  a subordinated  debt facility due 2008 totalling €1,563 million (PSDD),
         of   which   our   banks   provided   €1,263   million   and  a  French
         State-guaranteed institution (CFDI) €300 million ; and
      -  a bonding guarantee facility agreement of €3,500 million to support our commercial  activity.  CFDI provided  counter  guarantees of 65% of the aggregate amount of these bonds.

This package also included some short-term  liquidity  rolled over until January
2005.

Financing package - Summer 2004

In order to further reduce our debt,  increase our equity,  secure our access to contract  bonding  to support  our  commercial  activity  and to  stabilise  our shareholder  base,  we  implemented  during  the  summer of 2004 a  supplemental financial package covering the following items:

      -  a bonding programme aimed at covering our needs for 18 to 24 months ;

      -  a total capital increase of €1,748 million  subscribed either in cash or by set-off against certain of our outstanding debt.

As part of this financing package, we have re-negotiated our financial covenants as described in Note 23 (a)(3) to our Consolidated Financial Statements.

Bonding Programme

We have put in place a up to €8 billion  committed  bonding  guarantee  facility programme,  with an  initial  commitment  of our  banks for €6,6  billion.  This programme  includes  the bonds  issued  under the bonding  line of €3.5  billion provided during summer 2003 and new bonds to be issued over a two year period up to 27 July 2006.

The bonds  under this  bonding  programme  benefit  from a €2  billion  security package consisting of:

      -  a first  loss  guarantee  in the form of cash  collateral  provided  by
         ALSTOM for €700 million  (out of the proceeds of the capital  increases described below) ; and
      -  a second rank  security for a total amount of €1,300  million  covering second  losses  in  excess  of the  cash  collateral,  in the  form  of guarantees,  given on a pari passu  basis by a French  State-guaranteed institution  (Caisse  Française  de  Développement  Industriel)  for an amount of €1,250  million,  and by a group of banks  consisting  of the initial banks of the program for the remaining amount of €50 million.

This programme is revolving:  any bond expiring  releases  capacity to issue new bonds within the €8 billion limit and the two year period.

The  issuance  of new bonds  under the  bonding  programme  mentionned  above is subject  to the  financial  covenants  disclosed  in the  Note 23 (a) (3) to our
Consolidated Financial Statements.

The commitment of our core banks in July 2004 was for an initial volume of up to
€6,600 million. This initial amount was expected to cover our forecasted bonding needs for approximately 18 months.

Since that date further  syndication  in the program has allowed us to secure to date an amount of €7.4 billion which together with bilateral  capacity  obtained outside of the program is at this stage  anticipated to cover all our needs till the end of the program in July 2006.

Share capital increases

We completed  in fiscal year  2004/05 a global  offering of new shares by way of transferable  preferential  subscription  rights  allocated  to  holders  of our existing  shares.  The  3,655,265,768  new shares issued have been subscribed as follows:

      -  3,192,826,907 shares subscribed in cash at €0.40 representing an amount of €1,277 million,  including  459,610,902 new shares subscribed by the
         French State representing an amount of €183.8 million ; and
      -  462,438,861  shares  subscribed by set-off against debt from the French
         State and CFDI, an entity  guaranteed by the French State, at €0.50 per share  representing  a total  amount of €231.2  million:  €200  million subscribed  by set off against the TSDD  subscribed by the French State as  part  of  our  Summer  03'  Financing  package  and  €31.2  million subscribed by set off against part of the CFDI's holding in the PSDD.

We  implemented  a concurrent  debt-for-equity  exchange  offering to holders of certain of our outstanding  debt  instruments  through which we issued a further
480,000,000 new shares at the price of €0.50 per share representing an amount of
€240 million subscribed by set-off against:

      -  €212 million from the part of PSDD held by our banks ;
      -  €18 million from our multi-currency Revolving Credit Agreement due
         2006 of €722 million ; and
      -  €10 million from committed bilaterals.

Following the automatic  reimbursement  with  240,000,000 new shares of the €300 million  TSDDRA on 7 July 2004 upon the  European  Commission  approval  and its participation  in the above  described  capital  increases,  the French  State's participation reached 21.4 % of the outstanding share capital of ALSTOM.

The French State has  committed to remain a  shareholder  during the recovery of
ALSTOM.  It has  committed to sell its shares at the latest 12 months  following
ASLTOM's  obtaining an investment  grade  rating,  or in any event prior to July
2008.

Finally,  on 6 December 2004, we closed a share capital increase reserved to our employees consisting of 49,814,644 new shares issued at a value of €0.35.

Approval by the European Commission and commitments

The formal  investigation  launched by the European Commission in September 2003 concluded on 7 July 2004 with the positive  approval by the European  Commission of our financing packages.

As part of this  approval,  we have  committed not to make  acquisitions  in the
Transport  Sector  within the  European  Union over the next four years  above a certain  level and to  dispose of  businesses  representing  approximately  €1.5 billion in sales. Half of our disposal  commitment is to be fulfilled by selling the following activities:

      -  our freight locomotive business in Valencia,  Spain (disposal completed at 31 March 2005) ;
      -  our  Transport  Sector's   activities  in  Australia  and  New  Zealand
         (disposal on-going) ; and
      -  our  industrial   boilers   business,   which  is  part  of  our  Power
         Turbo-Systems / Power Environment Sector (disposal on-going).

The remainder of our commitment,  representing €800 million of annual sales from unspecified  activities on the fiscal year 2002/03,  is partially covered by the disposal of our  Information  Technology and Industrial  Products  activities in
Australia (representing €103 million of sales in fiscal year 2002/03) and by the disposal of our Flow Systems  activities  (representing €131 million of sales in
2002/03).

In addition, we have launched the disposal of our Power Conversion Business with
sales  of  €592   million  in  fiscal  year  2002/03   (including   intercompany
transactions).  The  achievement  of all the disposals  completed,  or on-going, should enable us to fulfill our commitments  towards the European  Commission to dispose of certain industrial activities.

We also agreed to enter into a 50-50 joint venture in our Hydro business.

Finally, we committed to concluding  industrial  partnerships during a period of four years  concerning a significant part of our activities to ensure our future development.

DEBT REFINANCING

In February  2005,  we launched an exchange  offer for €650 million of bonds due
July 2006 and €250  million of  Euribor-indexed  Auction  Rate  Notes  (ARN) due
September 2006, to be exchanged for new 6.25% fixed-rate bonds due March 2010.

A total of €668  million  in  principal  amount of bonds were  submitted  in the exchange offer out of a total of €900 million principal amount of eligible bonds

(respectively  €422  million  of the July  2006  bonds  out of €650  million  of existing  bonds,  and €245 million out of €250  million of  September  2006 ARN)
leading  after  application  of the exchange  ratio to €695 million in principal amount of new 2010 bonds. In addition,  we issued €305 million  additional bonds with the same terms and conditions.

In total,  the new 6.25%  bonds due March  2010 are in the  principal  amount of
€1,000 million. With this transaction, our liquidity and the maturity profile of our debt have been substantially improved.

GENERAL COMMENTS ON ACTIVITY AND RESULTS

Key financial figures

The following tables set out, on a consolidated basis, some of our key financial figures:

---------------------------------------------------------------------------------
Total Group                          Year ended 31 March    %Variation %Variation
Actual figures                                               March 04/  March 05/
(in € million)                    2003      2004      2005   March 03   March 04
                                  ----      ----      ----   --------   --------
Order backlog                    30,330    25,368    27,203    (16%)       7%
Orders received                  19,123    16,500    15,841    (14%)      (4%)
Sales                            21,351    16,688    13,662    (22%)     (18%)
Operating income (loss)            (507)      300       550
Operating margin                  (2.4%)     1.8%      4.0%
Net income (loss)                (1,432)   (1,836)     (865)
Free Cash Flow                     (265)   (1,007)     (170)
---------------------------------------------------------------------------------

---------------------------------------------------------------------------------
Total Group                          Year ended 31 March    %Variation %Variation
Actual figures                                               March 04/  March 05/
(in € million)                    2003      2004      2005   March 03   March 04
                                  ----      ----      ----   --------   --------
Order backlog                    26,180    24,792    27,203     (5%)      10%
Orders received                  13,774    13,776    15,841      0%       15%
Sales                            16,107    14,202    13,662    (12%)      (4%)
Operating income (loss)            (581)      168       550
Operating margin                    (3.6%)     1.2%      4.0%
---------------------------------------------------------------------------------

General comments on activity

During fiscal year 2004/05,  continuing expansion of our markets in the emerging countries  contrasted sharply with the relatively weak markets in Europe.  Power generation demand in Asia and particularly in China and India remained strong in contrast to the United States and European  markets,  where demand remained very low. As a result of this geographical shift as well as the increasing importance of environmental  concerns,  demand for hydro products  remained strong.  In the field of Transport,  the market has been contrasted with opportunities in Italy,
Spain and France  and an overall  growth in Asia while the German and UK markets have been slower. The cruise-ship market has become more active.

Orders received and backlog

We  recorded  during  fiscal  year  2004/05 a strong  rebound in our  commercial activity:  we booked  €15,841  million  of orders in  fiscal  year  2004/05,  an increase  of 15%  compared  with fiscal year  2003/04 on a  comparable  basis (a decrease  of 4% on an  actual  basis  mainly  due to  the  disposal  of our  T&D activities).  On a comparable basis, all our Sectors contributed to the increase in order  intake,  with higher growth rates in the  Transport,  Marine and Power
Service Sectors.

Our backlog was €27.2 billion at 31 March 2005,  representing  approximately two years of sales.

Sales

Sales were €13,662  million in fiscal year  2004/05,  decreasing  by 4% compared with fiscal year 2003/04 on a comparable  basis.  The decrease  resulted  mainly from our Power  Turbo-Systems / Power  Environment and Marine Sectors due to the
impact of the low level of orders in the second half of fiscal year  2002/03 and in the first half of fiscal year 2003/04.  Sales in other Sectors increased on a comparable basis.

Sales decreased by 18% in fiscal year 2004/05 on an actual basis.  This decrease was mainly due to the  disposal  of our  Industrial  Turbines  business  and T&D activities  and to a lesser  extent to the decline of the US dollar  against the
Euro.

Operating income (loss)

On an actual basis, our operating income in fiscal year 2004/05 was €550 million or 4.0% of sales,  as compared  with an operating  income of €300 million and an operating margin of 1.8% in fiscal year 2003/04.  On a comparable basis,  mainly when  excluding the  favourable  effect of our T&D activity last year before its disposal,  our  operating  income  amounted to €168  million or 1.2% of sales in fiscal year 2003/04.  This strong  improvement of our operating margin despite a lower  level of sales is notably  due to a  reduction  in our cost base and to a better performance in the execution of our contracts.

Net income (loss)

Net loss after goodwill  amortisation was €865 million resulting  primarily from financial  expenses (€346 million) and substantial  restructuring  charges (€358 million)  as well as some  additional  write-off  of deferred  tax assets  (€218 million).  This  represents a significant  improvement  as compared to a loss of
€1,836 million in fiscal year 2003/04.

Free cash flow

Our free cash flow was €(170) million in fiscal year 2004/05; it included:

      -  cash  outflows  of €366  million  on the  GT24/GT26  gas  turbines,  as compared with €766 million for fiscal year 2003/04 ;
      -  high restructuring and financial expenses ;
      -  the strong  improvement in our working capital in all Sectors excluding
         Marine,  mainly due to the  reduction  of our overdue  receivables  and higher  customer  deposits  resulting  from a recent  rebound in orders received, partly offset by a negative change in working capital for our
         Marine Sector.

The improvement  from free cash flow of €(1,007) million for fiscal year 2003/04 stems mainly from lower cash outflow  related to the  GT24/GT26 gas turbines and improved operational performance.

RECENT DEVELOPMENTS

On 23 May 2005,  we signed a binding  agreement  to dispose of our Flow  Systems
Business headquartered in Fredericia (Denmark). This operation is subject to its
approval  by  the  relevant   competition   authorities.   This  business  which
manufactures  district  heating  equipment mainly for the Northern Europe market and other markets in continental Europe was part of our Power Service Sector and has recorded sales of €150 million in fiscal year 2004/05 with a total number of employees of 570.

OUTLOOK

The increase in the power  generation  new  equipment  market and the timing for
recovery  of  the  cruise-ship   market  remain  uncertain  over  the  short  to
medium-term  even  though we  foresee  some  positive  developments:  we believe however  that the rail  transport  and  service  markets  should  remain  sound.
Regardless  of short term  fluctuations,  we believe  that  market  fundamentals should  lead,  in the  medium  to  long-term,  to  growing  demand  for both new equipment and services in all our markets.

In the following  outlook,  operating  income and operating  margins are made by reference to current French GAAP.

For internal planning purposes,  we have established the following objectives to be achieved in fiscal year 2005/06:

      -  6% operating margin leading to return to profitability ;
      -  positive free cash flow.

Our ability to meet these objectives  depends on a number of actions,  including the successful  completion of our  restructuring  and cost reduction  programmes
(our goal is to save  approximately €500 million on an annualized basis in March
2006),   recovery  in  our  Power  Turbo-Systems  /  Power  Environment  Sector,
improvement  of the  performance  of our Marine  Sector,  increase in  operating margin in the Transport Sector as well as growth in the more profitable  Service businesses.

We are  taking  the  following  steps to  reach  our  objectives  in each of the
Sectors:

      -  Power Turbo-Systems / Power Environment:  We aim to increase the intake of profitable  orders,  improving our project management and optimising further our cost base.  Our business plan also includes  seizing profit opportunities  on  certain  targeted  markets,  such  as  environmental related  projects,  as well as  benefiting  from overall  growth in the
         Asian  markets,  especially  in China.  Major  restructuring  plans are underway to adapt our industrial  capacity to the new equipment  market downturn  and to cut  losses  and  reach an  operating  margin of 3% in fiscal year 2005/06 ;

      -  Power Service:  We expect that the service market will continue to grow and we  aim to  develop  our  services  based  on our  field  presence, manufacturing  and  technical  capabilities.  We intend to maintain our operating  margins above 15% through  cost-cutting  measures as well as through the  evolution  of our  portfolio  of  businesses  towards high margin segments ;

      -  Transport: Based on our strong backlog and additional orders we target, our  objective  is to reach an  operating  margin of 7% due to  growing sales,  improvements in contract  execution and cost reduction  through standardisation, sourcing, restructuring plans and overhead adjustments
         ;

      -  Marine:   We  are  working  on   rebuilding   our  order  backlog  with
         cruise-ships  and other  high  value-added  ships and are  implementing strong measures to reduce costs.  Our target is to return to a positive operating margin within 2 to 3 years ;

      -  Power   Conversion:   Our  objective  is  to  continue   improving  the
         performance of this business.

Positive  net  income for fiscal  year  2005/06  should  result  from  increased operating profitability and lower restructuring and financial charges.

Beyond the  current  fiscal  year,  we aim to improve  further  our  operational performance  targeting  a 7 to 8%  operational  margin  in March  2008  leading, through a strict  management  of our  working  capital  management,  to a strong increase of our free cash flow and thus to further reduce our debt.

The foregoing are "forward-looking statements," and as a result they are subject to  uncertainties.  The  success of our  strategy  and action  plan,  our sales, operating margin and financial  position could differ  materially from the goals and targets  expressed above if any of the risks we describe in "Cautionary Note
Regarding  Forward-  Looking  Statements" and "Risk  Factors",  or other unknown risks,  materialise.  In  particular,  our  ability  to achieve  our  objectives depends,  among other things, on our complying with the commitments requested by the European Commission, our financial position allowing us to obtain additional or extended sources of bonding,  our meeting some of the financial  covenants in
our  financing   agreements,   our   successfully   resolving   litigation   and
performance-related  issues, our managing working capital  effectively,  and our avoiding adverse effects relating to the credit of our customers.

OPERATING AND FINANCIAL REVIEW

CHANGE IN BUSINESS  COMPOSITION AND  PRESENTATION OF OUR ACCOUNTS,  NON-GAAP
MEASURES

CHANGES IN BUSINESS COMPOSITION

Our results of operations for the three years ended 31 March 2003, 2004 and 2005 have been  significantly  impacted by the acquisitions  and disposals  described below.

The table below sets out our main  acquisitions  during the  periods  indicated.
Sales and numbers of employees are  presented for the fiscal year  preceding the acquisition, except as otherwise indicated.

---------------------------------------------------------------------------------------------
                                         Country/      % of shares     Sales        Number of
 Companies/Assets acquired    Sectors     Region         acquired  (in @ million)   employees
---------------------------------------------------------------------------------------------
Fiscal year 2004/05
-------------------
No acquisition                  -          -                 -            -             -

Fiscal year 2003/04
-------------------
Innorail                    Transport    France             100%          7             7

Fiscal Year 2002/03
-------------------
Fiat Ferroviaria (1)        Transport    Italy          Remaining 49%
Farham                      T&D          United Kingdom   Assets          5            62
---------------------------------------------------------------------------------------------
(1) Fiat Ferroviaria consolidated with effect from 1 October 2000

The table below sets out our main disposals during the periods indicated.  Sales are presented for the fiscal year preceding disposal.

---------------------------------------------------------------------------------------------
                                         Country/      % of shares     Sales        Number of
 Companies/Assets disposed    Sectors     Region         acquired  (in € million)   employees
---------------------------------------------------------------------------------------------
Fiscal year 2004/05
-------------------
Valencia plant              Transport    Spain            100%          58             420
Information Technology      Corporate    Australia        Assets        90             130

Fiscal year 2003/04
-------------------
T&D activities              T&D          World-wide       100%       3,082          28,182
Industrial Turbine activity Power        World-wide       100%       1,268           6,327
                            Power
Schilling Robotics          Conversion   USA              100%          14              54
                            Power
AP Chaudieres lndustrielles Environment  France           100%          33             209
FIGLEC shares               Corporate    China             40%

Fiscal year 2002/03
-------------------
Operations in South Africa  All Sectors  South Africa      90%         170           4,000
AP Insurance Ltd.           All Sectors  Switzerland      100%          28               0
Brazil Services             T&D          Brazil            51%           9             911
Reducteurs de Mesures       T&D          Italy            Assets         7              98
---------------------------------------------------------------------------------------------

Disposal of our Industrial Turbines businesses

On 26 April 2003,  we signed  binding  agreements to sell our small gas turbines business and medium-sized gas turbines and industrial steam turbines  businesses in two transactions to Siemens AG. On 30 April 2003, we announced the closing of the sale of the small gas turbines business. On 1 August 2003, we announced that we had  completed  the major part of the disposal of the medium gas turbines and industrial steam turbines businesses. All other sites of our Industrial Turbines businesses have since been transferred to Siemens.

Disposal of our Transmission & Distribution (T&D) activities

On 25 September  2003, we signed a binding  agreement to sell our T&D activities
(our T&D  Sector  excluding  the  Power  Conversion  business)  to  Areva.  This transaction  closed on 9 January 2004, except for some minor businesses  located in  jurisdictions  where transfer  procedures were completed  during fiscal year
2004/05 and a T&D publicly-listed company in India for which a selling agreement was signed with Areva on 6 april 2005.

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

In this section, we disclose figures,  which are non-GAAP financial  indicators.
Under the rules of the United States Securities and Exchange  Commission ("SEC")
and the Autorité des Marchés Financiers  ("AMF"), a non-GAAP financial indicator is a numerical  measurement of our historical or future  financial  performance, financial  position  or cash  flows  that  excludes  amounts,  or is  subject to adjustments that have the effect of excluding amounts,  that are included in the most directly comparable measurement calculated and presented in accordance with
GAAP  in our  consolidated  income  statement,  consolidated  balance  sheet  or consolidated  statement  of cash flows;  or includes  amounts,  or is subject to adjustments  that have the effect of including  amounts,  that are excluded from the most directly  comparable  measurement so calculated and presented.  In this regard, GAAP refers to generally accepted accounting principles in France.

Free cash flow

We  define  free  cash flow to mean net cash  provided  by (used  in)  operating activities  less  capital  expenditures,  net  of  proceeds  from  disposals  of property,  plant and equipment and increase  (decrease) in existing  receivables considered as a source of funding of our activity. Total proceeds from disposals of property,  plant and equipment in our  Consolidated  Statements of Cash Flows include  proceeds from our real estate  disposal  programme  designed  under our strategy and action plan that we  eliminate  from the  calculation  of free cash flow given that this  programme is  non-recurring  and that we consider only the receipt of minor proceeds as part of our normal operations.

Free cash flow  does not  represent  net cash  provided  by (used in)  operating activities,  as  calculated  under French  GAAP.  The most  directly  comparable financial measure to free cash flows calculated and presented in accordance with
French  GAAP  is  net  cash  provided  by  (used  in)  operating  activities.  A reconciliation  of free cash flows and net cash  provided by (used in) operating activities is presented below.

--------------------------------------------------------------------------------
Total Group                                            Year ended 31 March
Actual figures
(in € million)                                      2003       2004       2005
--------------                                      ----       ----       ----
Net cash provided by (used in) operating
activities                                          (537)    (1,058)      (127)
Elimination of variation in existing receivables     661        267         87
Capital expenditures                                (410)      (254)      (182)
Proceeds from disposals of property, plant and
equipment                                            252        244         52
Elimination of proceeds from our programme of
disposal of real estate assets                      (231)      (206)         -
                                                    -----      -----         -
Free Cash Flow                                      (265)    (1,007)      (170)
---------------------------------------------------------------------------------

We use the free cash flow measure both for internal analysis purposes as well as for external  communications,  as we believe it helps the reader  understand the actual amount of cash generated or used by our operations.

Capital employed

We  define  capital  employed  to mean net fixed  assets,  plus  current  assets
(excluding  net  amount  of  securitisation  of  existing   receivables),   less
provisions for risks and charges and current liabilities.  Capital employed does not represent current assets, as calculated under French GAAP. The most directly comparable  financial  measure to capital  employed and  presented in accordance with French GAAP is current assets, and a reconciliation of capital employed and current assets is presented below.

--------------------------------------------------------------------------------
Total Group                                                At 31 March
Actual figures
(in € million)                                      2003       2004       2005
                                                    ----       ----       ----
Current assets                                    11,728      8,371      7,867
Net cash proceeds from sale of trade receivables     357         94          7
Current liabilities                              (12,916)    (9,742)    (9,368)
Provisions for risks and charges                  (3,698)    (3,489)    (3,156)
Fixed assets                                       9,478      7,326      6,953
                                                   -----      -----      -----
Capital employed                                   4,949      2,560      2,303
--------------------------------------------------------------------------------

Capital  employed by Sector and for the Group as a whole are also  presented  in
Note 26 to the 31 March 2005 Consolidated Financial Statements.

We use the capital employed measure both for internal  analysis purposes as well as for external  communications,  as we believe they help the reader  understand the amount of financial  resources  employed by a Sector or the Group as a whole and the  profitability  of a Sector  or the  Group as a whole in  regard  to the resources employed.

COMPARABLE BASIS

The figures presented in this section include performance  indicators  presented on an actual  basis and on a  comparable  basis.  Figures  have been  given on a comparable  basis in order to  eliminate  the  impact  of  changes  in  business composition and changes resulting from the translation of our accounts into Euro following  variations  of  foreign  currencies  against  the Euro.  All  figures provided on a comparable basis are non-GAAP measures. We use figures prepared on a  comparable  basis  both  for our  internal  analysis  and  for  our  external communications, as we believe they provide means by which to analyse and explain variations  from one period to another on a  comparable  basis.  However,  these figures provided on a comparable basis are not measurements of performance under either French or US GAAP.

To prepare  figures on a  comparable  basis,  we have  performed  the  following adjustments to the corresponding figures presented on an actual basis:

      -  restatement  of the actual figures for fiscal years 2003/04 and 2002/03 using  fiscal year 2004/05  exchange  rates for order  backlog,  orders
         received,   sales,  operating  income  and  elements  constituting  our operating income ; and
      -  adjustments  due to changes in  business  composition  to the same line
         items  for  fiscal  years  2003/04  and  2002/03.   More   particularly

         contributions of material  activities sold since 1 April 2003 have been excluded  from the  figures  reported in the fiscal  years  2003/04 and
         2002/03,  i.e., mainly the Industrial  Turbines  businesses sold in the first half of fiscal year 2003/04 and our T&D  activities  sold as of 9
         January 2004, have been excluded from the comparable figures.

The following  table sets out the estimated  impact of changes in exchange rates and in business  composition  ("Scope  impact") for all indicators  disclosed in this document both on an actual basis and on a comparable basis for fiscal years
2003/04 and 2002/03. No adjustment has been made on figures disclosed for fiscal year 2004/05.

---------------------------------------------------------------------------------------------------------------------------------
                                               March 2003                              March 2004                  March 2005
                                 --------------------------------------  -------------------------------------  -----------------
                                 Actual   Scope    Exchange  Comparable  Actual   Scope   Exchange  Comparable  Actual   % Var 05
(in € million)                   figures  Impact   rate      figures     figures  impact  rate      figures     figures  /04
                                 -------  ------   --------  ----------  -------  ------  --------  ----------  -------  --------
Power Turbo-Systems/Environment   7,308       19   (265)      7,062       6,448     10     (63)      6,395       7,139    12%
Power Service                     2,793      (19)   (51)      2,723       3,107    (10)    (14)      3,083       3,669    19%
Transport                        14,676      (86)  (307)     14,283      14,321   (197)   (179)     13,945      14,489     4%
Marine                            1,523        0      0       1,523         817      0       0         817       1,266    55%
Power Conversion                    568      (14)   (15)        539         495      0      (8)        487         529     9%
Corporate and other                  51        0     (1)         50          70      0      (5)         65         111    71%
-------------------------------  -------  ------   --------  ----------  -------  ------  --------  ----------  -------  --------
New ALSTOM                       26,919     (100)  (639)     26,180      25,258   (197)   (269)     24,792      27,203    10%
-------------------------------  -------  ------   --------  ----------  -------  ------  --------  ----------  -------  --------
T&D                               2,126   (2,126)     0           0         110   (110)      0           0           0
Industrial Turbines               1,285   (1,285)     0           0           0      0       0           0           0
-------------------------------  -------  ------   --------  ----------  -------  ------  --------  ----------  -------  --------
ORDER BACKLOG                    30,330   (3,511)  (639)     26,180      25,368   (307)   (269)     24,792      27,203    10%

Power Turbo-Systems/Environment   4,404       38   (314)      4,123       5,107     15     (75)      5,047       5,181     3%
Power Service                     2,934      (38)  (121)      2,775       3,023    (15)    (41)      2,967       3,228     9%
Transport                         6,412       (7)  (351)      6,054       4,709      0     (22)      4,687       5,490    17%
Marine                              163        0      0         163         381      0       0         381       1,104   190%
Power Conversion                    533      (10)   (29)        494         434      0      (1)        433         579    34%
Corporate and other214              214      (42)   (12)        160         320    (48)    (11)        261         259   (1%)
-------------------------------  -------  ------   --------  ----------  -------  ------  --------  ----------  -------  --------
New ALSTOM                       14,660       59   (827)     13,774      13,974    (48)   (150)     13,776      15,841   15%
-------------------------------  -------  ------   --------  ----------  -------  ------  --------  ----------  -------  --------
T&D                               3,198   (3,198)     0           0       2,231 (2,231)      0           0           0
Industrial Turbines               1,265   (1,265)     0           0         295   (295)      0           0           0
-------------------------------  -------  ------   --------  ----------  -------  ------  --------  ----------  -------  --------
ORDERS RECEIVED                  19,123   (4,522)  (817)     13,774      16,500 (2,574)   (150)     13,776      15,841   15%

Power Turbo-Systems/Environment   6,955       23   (541)      6,437       5,059     24     (86)      4,997       4,256   (15%)
Power Service                     2,678      (23)   (76)      2,579       2,747    (24)    (33)      2,690       2,844     6%
Transport                         5,072       (6)  (189)      4,877       4,862      0     (26)      4,836       5,134     6%
Marine                            1,568        0      0       1,568         997      0       0         997         630   (37%)
Power Conversion                    523      (12)   (19)        492         499      0      (1)        498         539     8%
Corporate and other                 205      (41)   (10)        154         241    (44)    (13)        184         259    41%
-------------------------------  -------  ------   --------  ----------  -------  ------  --------  ----------  -------  --------
New ALSTOM                       17,001      (59)  (835)     16,107      14,405    (44)   (159)     14,202      13,662    (4%)
-------------------------------  -------  ------   --------  ----------  -------  ------  --------  ----------  -------  --------
T&D                               3,082   (3,082)     0           0       2,073 (2,073)      0          0            0
Industrial Turbines               1,268   (1,268)     0           0         210   (210)      0          0            0
-------------------------------  -------  ------   --------  ----------  -------  ------  --------  ----------  -------  --------
SALES                            21,351   (4,409)  (835)     16,107      16,668 (2,327)   (159)    14,202       13,662    (4%)
Power Turbo-Systems/Environment  (1,175)      (8)   187        (996)       (253)    (7)      9       (251)         (35)
Power Service                       403        8     15         426         417      7     (14)       410          473
Transport                           (24)       1     15          (8)         64      0       7         71
Marine                               24        0      0          24         (19)     0       0        (19)       (103)
Power Conversion                     15        3     (1)         17          15      0       0         15          36
Corporate and other                 (44)       0      0         (44)        (59)     0       1        (58)        (81)
-------------------------------  -------  ------   --------  ----------  -------  ------  --------  ----------  -------  --------
New ALSTOM                         (801)       4    216        (581)        165      0       3        168         550
-------------------------------  -------  ------   --------  ----------  -------  ------  --------  ----------  -------  --------
T&D                                 212     (212)     0           0         121   (121)      0          0           0
Industrial Turbines                  82      (82)     0           0          14    (14)      0          0           0
-------------------------------  -------  ------   --------  ----------  -------  ------  --------  ----------  -------  --------
OPERATING INCOME
(LOSS)                             (507)    (290)   216        (581)        300   (135)      3        168         550

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
Total Group
Sales                            21,351   (4,409)  (835)     16,107      16,688 (2,327)   (159)    14,202      13,662     (4%)
Cost of sales                   (19,187)   3,365    968     (14,854)    (14,304) 1,709     149    (12,446)     (11,601)   (7%)
Selling expenses                   (970)     354     33        (583)       (785)   222       5       (558)       (545)    (2%)
R & D expenses                     (622)     152     17        (453)       (473)    86       1       (385)       (336)   (13%)
Administrative
expenses                         (1,079)     248     33        (798)       (826)   174       7       (645)       (630)    (2%)
Operating income (loss)             507     (290)   216        (581)        300   (135)      3        168         550
Operating margin                   (2.4%)          (3.6%)      (3.6%)       1.8%                      1.2%        4.0%
---------------------------------------------------------------------------------------------------------------------------------

A significant  part of our sales and  expenditures  are realised and incurred in currencies other than the Euro.

The principal  currencies to which we had  significant  exposures in fiscal year
2004/05  were the US  Dollar,  British  Pound,  Swiss  Franc,  Mexican  Peso and
Brazilian  Real.  Our  orders  received  and  sales  have been  impacted  by the translation  of our accounts into Euros  resulting  from changes in value of the
Euro against other currencies in fiscal year 2004/05.  The impact was a decrease of  approximately  1% of the orders  received and the sales compared with fiscal year 2003/04.

KEY GEOGRAPHICAL FIGURES FOR FISCAL YEARS 2004/05, 2003/04 AND 2002/03

Geographical analysis of orders

The table below sets out, on an actual basis, the geographic breakdown of orders received by region of destination:

--------------------------------------------------------------------------------
                                            Year ended 31 March
Total Group
Actual figures                           %                 %                %
(in € million)                 2003   contrib.   2004   contrib.   2005  contrib.
                             ----------------  ----------------  ---------------
Europe                        8,889     46%     8,252     50%     7,416    47%
North America                 4,604     24%     2,079     13%     2,195    14%
South and Central America       998      5%       704      4%       471     3%
Asia/ Pacific                 2,717     14%     3,063     19%     4,289    27%
Middle East / Africa          1,915     10%     2,402     15%     1,470     9%

Orders received by
destination                  19,123    100%    16,500    100%    15,841   100%
--------------------------------------------------------------------------------

Europe remained the largest market in terms of orders received, representing 47%
of the total  compared with 50% in the prior year.  Asia/Pacific  increased from
19% to 27% of our orders received.  Middle East/ Africa decreased from 15% to 9%
while Americas remained stable at 17%.

The decrease of order intake in Europe was mainly due to Power  Turbo-Systems  /
Power  Environment  after the large turnkey projects in Spain and Germany booked in fiscal year 2003/04.

The increase in  Asia/Pacific  was mainly due to our  performance in China (with approximately  €1.6  billion  of order  intake  mainly for  Transport  and Power
Turbo-Systems  / Power  Environment)  and in Thailand  (with 4 GT26 gas turbines placed).

The  decrease  in Middle  East/Africa  was mainly due to the  decrease in orders
received  by  Power   Turbo-Systems  /  Power   Environment,   as  booking  were
particularly high last year.

In fiscal year 2003/04,  the geographic breakdown of orders received compared to fiscal  year  2002/03  saw the  share of  Asia/Pacific  and  Middle  East/Africa increasing  while North  American  share  decreased from 24% to 13% due to lower order intake in Transport and Power Turbo-Systems / Power Environment.

Geographical analysis of sales by region of destination

The table below sets out, on an actual basis, the geographic  breakdown of sales by region of destination:

--------------------------------------------------------------------------------
Total Group                  Year ended 31 March
Actual figures                           %                 %                %
(in € million)                 2003   contrib.   2004   contrib.   2005  contrib.
                             ----------------  ----------------  ---------------
Europe                        9,219     43%     8,002     48%     7,429    54%
North America                 4,719     22%     3,001     18%     1,977    14%
South and Central America     1,534      7%       857      5%       575     4%
Asia / Pacific                3,727     17%     3,401     20%     2.489    18%
Middle East / Africa          2,152     10%     1,427      9%     1,192     9%

Sales by destination         21,351    100%    16,688    100%    13,662   100%
--------------------------------------------------------------------------------

Although  the level of sales in Europe  decreased  in actual  terms due to scope variation,  Europe's share of total sales  increased from 48% in the fiscal year
2003/04 to 54% in fiscal year 2004/05.

North  America  decreased  mainly as a result of the low level of sales in power generation, reflecting the current depressed state of the US market.

The increase in order intake in Asia/Pacific recorded in fiscal year 2004/05 did not yet  translate  into high sales in this  geographical  area  during the same year.

In fiscal year 2003/04, the share of European sales increased compared to fiscal year  2002/03  while the share of North  American  sales  decreased  mainly as a result of the low level of sales in Power Turbo-Systems / Power Environment.

Geographical analysis of sales by region of origin

The table below sets out, on an actual  basis,  the  geographical  breakdown  of sales by region of origin:

--------------------------------------------------------------------------------
Total Group                  Year ended 31 March
Actual figures                           %                 %                %
(in € million)                 2003   contrib.   2004   contrib.   2005  contrib.
                             ----------------  ----------------  ---------------
Europe                       14,762     69%    12,204     73%     9,951    73%
North America                 3,935     18%     2,519     15%     1,919    14%
South and Central America       601      3%       415      2%       374     3%
Asia / Pacific                1,833      9%     1,416      8%     1,301    10%
Middle East / Africa            220      1%       134      1%       117     1%

Sales by origin              21,351    100%    16,688    100%    13,662   100%
--------------------------------------------------------------------------------

Although the overall level of sales decreased in actual terms as a result of the scope variation,  the geographical  distribution of our sales remained unchanged in fiscal  year  2004/05  compared  with  fiscal year  2003/04.  In  particular,
Europe's share of sales by origin remained at 73%.

POWER TURBO-SYSTEMS / POWER ENVIRONMENT

The  following  table  sets  out  certain  key  financial  data  for  the  Power
Turbo-Systems / Power Environment Sector:

---------------------------------------------------------------------------------
Power Turbo-Systems / Power          Year ended 31 March
Environment                                                 %Variation %Variation
Actual figures                                               March 04/  March 05/
(in € million)                    2003      2004      2005   March 03   March 04
                                  ----      ----      ----   --------   --------
Order backlog                     7,308     6,448     7,139      (12%)    11%
Orders received                   4,404     5,107     5,181       16%      1%
Sales                             6,955     5,059     4,256      (27%)   (16%)
Operating income (loss)          (1,175)     (253)      (35)
Operating margin                  (16.9%)    (5.0%)    (0.8%)
EBIT                             (1,420)     (641)     (361)
Capital employed                    n/a      (499)     (608)
---------------------------------------------------------------------------------

---------------------------------------------------------------------------------
Power Turbo-Systems / Power          Year ended 31 March
Environment                                                 %Variation %Variation
Comparable figures                                           March 04/  March 05/
(in € million)                    2003      2004      2005   March 03   March 04
                                  ----      ----      ----   --------   --------
Order backlog                     7,062     6,395     7,139       (9%)    12%
Orders received                   4,128     5,047     5,181       22%      3%
Sales                             6,437     4,997     4,256      (22%)   (15%)
Operating income (loss)            (996)     (251)      (35)
Operating margin                 (15.5%)    (5.0%)    (0.8%)
---------------------------------------------------------------------------------

Orders received

Although to a lesser  extent than in fiscal year  2003/04,  China  dominated the global power generation market in fiscal year 2004/05.  The market size remained stable  overall  in the rest of the  world,  with some  disparities  across  the regions:  Europe and the Americas continued to show limited activity,  while the market in Asia was marked  mainly by strong  demand in India.  The Middle  East, confirmed as a key development area, saw its demand for new power plants growing compared to the previous year.

The regional switch from North America to Asia, particularly China, continues to give increasing  importance to coal-based steam and hydro plants rather than gas turbine ones.  Increasing price volatility for fuel and electricity triggers the
need  for  diversity  and   flexibility   of  power   generation   products  and
technologies.   Environmental   policies   are   increasingly   driving   market
requirements, favouring our environmental control solutions and equipment mainly in North America and Europe.

Orders  received  in fiscal  year  2004/05  were 3% higher  than in fiscal  year
2003/04 on a comparable  basis (+1% on a actual  basis).  The main  improvements were due to Hydro and Utility Boiler  businesses  offsetting fewer large turnkey contracts.

By region,  orders  received have decreased in Europe  compared with fiscal year
2003/04. Orders have increased in the Americas, despite a relatively low market, with the South American  market being  particularly  depressed.  We had numerous successes in North America with Boiler and Environmental  Control orders. Orders have increased  significantly in Asia, which provided 42% of our orders received in the fiscal  year  2004/05,  of which the major  part comes from China  (Hydro activity mainly) and from South East Asia (turnkey plants).

Sales

Sales  in  Power  Turbo-Systems  / Power  Environment  in  fiscal  year  2004/05 decreased by 16% compared  with fiscal year 2003/04 on an actual  basis,  and by
15% on a  comparable  basis.  This was  mainly  due to the low  level of  orders received  during  fiscal  year  2002/03 and during the first half of fiscal year
2003/04.

By geographical region, compared to fiscal year 2003/04, Europe decreased by 9%,
North  America  decreased by 26%,  South and Central  America  decreased by 42%,
Asia/Pacific decreased by 26% while Middle East/Africa increased by 16%.

The following  table sets out, on an actual basis,  the geographic  breakdown of sales by destination:

--------------------------------------------------------------------------------
Power Turbo-Systems / Power                   Year ended 31 March
Environment                             %                 %                %
(in € million)                2003   contrib.   2004   contrib.   2005  contrib.
                             ----------------  ----------------  ---------------
Europe                        1,877     27%     1,647     33%     1,495    35%
North America                 1,865     27%       979     19%       728    17%
South and Central America       852     12%       402      8%       231     5%
Asia / Pacific                1,390     20%     1,320     26%       977    23%
Middle East/Africa              971     14%       711     14%       825    19%

Sales by destination          6,955    100%     5,059    100%     4,256   100%
--------------------------------------------------------------------------------

Operating loss and operating margin

Power Turbo-Systems / Power Environment operating loss was €35 million in fiscal year  2004/05,  compared  with €253  million in fiscal year 2003/04 on an actual basis.  This strong  improvement  reflected  better  project  execution and cost reduction partly offset by the  under-absorption of fixed charges related to low
sales  (which  are  gradually  being  reduced  through  the   implementation  of
restructuring  plans).  The operating margin improved from (5.0%) to (0.8%) on a comparable basis.

The  operating  performance  in fiscal year  2003/04  had been  impacted by cost increases in the execution of certain  turnkey  contracts as well as significant under-absorption of fixed costs.

POWER SERVICE

The  following  table sets forth some key  financial  data for the Power Service
Sector:

---------------------------------------------------------------------------------
Power Service                       Year ended 31 March     %Variation %Variation
Actual figures                                               March 04/  March 05/
(in € million)                    2003      2004      2005   March 03   March 04
                                  ----      ----      ----   --------   --------
Order backlog                     2,793     3,107     3,669       11%     18%
Orders received                   2,934     3,023     3,228        3%      7%
Sales                             2,678     2,747     2,844        3%      4%
Operating income (loss)             403       417       473
Operating margin                  15.0%     15.2%     16.6%
EBIT                                304       227       360
Capital employed                    n/a     1,921     1,683
---------------------------------------------------------------------------------

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Power Service                       Year ended 31 March     %Variation %Variation
Comparable figures                                           March 04/  March 05/
(in € million)                    2003      2004      2005   March 03   March 04
                                  ----      ----      ----   --------   --------
Order backlog                     2,723     3,083     3,669       13%     19%
Orders received                   2,775     2,967     3,228        7%      9%
Sales                             2,579     2,690     2,844        4%      6%
Operating income (loss)             426       410       473
Operating margin                  16.5%     15.3%     16.6%
---------------------------------------------------------------------------------

Orders received

The power service market remained sound in fiscal year 2004/05. Growth in Europe is  mainly  due to  on-going  modernisation  needs  generated  by  environmental concerns.  In North America,  the power demand is stable as there are still high reserve margins of installed fleet.  There is nevertheless some demand for asset optimisation  and growth in steam  turbines  and  generator  services.  In Asia, demand is growing due to  existing  plants  upgrade  needs and  on-going  market liberalisation.

We have  developed  product  strategies for each of our main product ranges that are designed to increase  market  penetration.  The changing  market  conditions caused by energy price increases and further  liberalisation of markets have led us to  adopt  different  approaches  to  our  customers  and  to  follow  up new opportunities, particularly with respect to upgrading existing equipment.

Orders  received were €3,228  million in fiscal year 2004/05,  9% higher than in fiscal year 2003/04 on a comparable  basis.  On an actual basis,  orders were 7%
higher.  We have  recorded  an  increase  in orders  for gas  turbine  parts and services and an increase in steam turbine parts and services  partly offset by a decrease of  construction  and erection in North  America,  as a consequence  of market evolutions and more selective order intakes.

By region, on an actual basis,  orders were down by 14% in the Americas,  stable in Europe, up by 49% in Asia and by 51% in the Middle East and Africa.

Sales

Sales booked by Power Service in fiscal year 2004/05 increased by 4% as compared with fiscal year 2003/04 on an actual basis, and increased by 6% on a comparable basis.  On a  geographical  basis,  sales  were up by 17% in  Europe.  Sales  in
Americas  were down by 9% due to the  reduced  erection  market  and up by 5% in
Asia.

The following  table sets out, on an actual basis,  the geographic  breakdown of sales by destination:

--------------------------------------------------------------------------------
Power Service                                 Year ended 31 March
Actual figures                          %                 %                %
(in € million)                2003   contrib.   2004   contrib.   2005  contrib.
                             ----------------  ----------------  ---------------
Europe                          881     32%       989     36%     1,153    41%
North America                   984     36%       852     31%       784    28%
South and Central America       131      5%       119      4%        95     3%
Asia / Pacific                  475     17%       534     19%       561    20%
Middle East / Africa            207      8%       253      9%       251     9%
Sales by destination          2,678    100%     2,747    100%     2,844   100%
--------------------------------------------------------------------------------

Operating income and operating margin

Power  Service's  operating  income was €473 million or 16.6% of sales in fiscal year  2004/05  compared  with €410  million  or 15.3% of sales for  fiscal  year
2003/04 on a comparable basis. Operating margin increased due to increased sales in the more  profitable  segments of the business and the positive  evolution of several  operation  and  maintenance  contracts,  as well  as  cost  reductions, including with respect to overhead costs.

TRANSPORT

The following table sets out some key financial data for the Transport Sector:

---------------------------------------------------------------------------------
Transport                           Year ended 31 March     %Variation %Variation
Actual figures                                               March 04/  March 05/
(in € million)                    2003      2004      2005   March 03   March 04
                                  ----      ----      ----   --------   --------
Order backlog                    14,676    14,321    14,489     (2%)       1%
Orders received                   6,412     4,709     5,490    (27%)      17%
Sales                             5,072     4,862     5,134     (4%)       6%
Operating income (loss)             (24)       64       260
Operating margin                  (0.5%)     1.3%      5.1%
EBIT                               (113)     (189)      168
Capital Employed                    738       360       125
---------------------------------------------------------------------------------

---------------------------------------------------------------------------------
Transport                           Year ended 31 March     %Variation %Variation
Comparable figures                                           March 04/  March 05/
(in € million)                    2003      2004      2005   March 03   March 04
                                  ----      ----      ----   --------   --------
Order backlog                    14,283    13,945    14,489     (2%)       4%
Orders received                   6,054     4,687     5,490    (23%)      17%
Sales                             4,877     4,836     5,134     (1%)       6%
Operating income (loss)              (8)       71       260
Operating margin                  (0.2%)     1.5%      5.1%
---------------------------------------------------------------------------------

Orders received

During fiscal year 2004/05,  the market remained  active in several  segments in
Europe and in Asia,  especially with the highly promising  transportation market in China where we were  awarded  our first  rolling  stock  contract of mainline passengers.

The market for  tramways  has been sound.  We were  awarded  several  contracts, including Rotterdam, Lyon, Le Mans, Nice, Montpellier,  Strasbourg, Tenerife and
Madrid.  We believe  that this  business  will remain  active and  benefit  from further orders in the coming months.

We also  confirmed five  significant  Metro  contracts for Barcelona,  Santiago,
Shanghaï, Valencia and Washington.

Finally,  we also recorded  significant  locomotives orders in France and should record shortly a large order in China.

Several  countries,   including  Italy,  Spain,  Switzerland,  the  UK  and  the
Netherlands,  are  expanding  their high speed  networks,  offering  significant business opportunities.

Orders  received by Transport in fiscal year 2004/05  amounted to €5,490 million compared with €4,709  million in fiscal year 2003/04,  on an actual basis.  This increase of 17% was due to a higher order intake in Asia Pacific and in Southern
Europe compared to the previous fiscal year.

As a  percentage  of  total  orders  received,  Asia/Pacific  and  the  Americas represented 19% and 7% respectively, compared with 17% and 10% last year. Europe continued  to  represent  a very  significant  market  share  with 68% of orders received.

Sales

Sales in Transport  increased by 6% in fiscal year 2004/05  compared with fiscal year 2003/04 on both an actual and  comparable  bases.  The main  contributor to this increase was Europe.  The Americas  increased slightly and the Asia Pacific region  decreased  due to the end of the High Speed Train project in Korea which started its commercial service in April 2004.

With  respect to fiscal year 2003/04 as compared to fiscal year  2002/03,  sales decreased to €4,862 million on an actual basis from €5,072  million,  reflecting decreases in the United States due to delivery delays.

In fiscal year 2004/05,  Transport's  sales  breakdown by region was as follows:
Europe 74%,  the  Americas  12%,  Asia/Pacific  12% and Middle  East/Africa  2%.
Compared with fiscal year 2003/04,  Europe increased from 71% to 74% whereas the
Americas and Asia decreased slightly.

In fiscal year 2003/04,  France was again the major  contributor to the increase in sales, more than offsetting the decrease in the Asia / Pacific region.

The following  table sets out, on an actual basis,  the geographic  breakdown of sales by destination:

--------------------------------------------------------------------------------
Transport                                     Year ended 31 March
Actual figures                          %                 %                %
(in € million)                2003   contrib.   2004   contrib.   2005  contrib.
                             ----------------  ----------------  ---------------
Europe                        3,367     66%     3,463     71%     3,817    74%
North America                   543     11%       419      9%       383     8%
South and Central America       253      5%       145      3%       214     4%
Asia / Pacific                  764     15%       703     14%       638    12%
Middle East / Africa            145      3%       132      3%        82     2%

Sales by destination          5,072    100%     4,862    100%     5,134   100%
--------------------------------------------------------------------------------

Operating income and operating margin

The  operating  income of  Transport  for fiscal year  2004/05  amounted to €260 million or 5.1% of sales, mainly due to volume increase, improved mix of product sales and further cost and overhead reduction.

In fiscal year 2003/04, Transport recorded an operating profit of €64 million as compared to a loss of €(24) million in the prior year.  This increase was due to one-off  difficulties  encountered  with the UK Trains  and US Trains  issues in fiscal year 2002/03.

MARINE

The  following  table sets out some key  financial  and  operating  data for our
Marine Sector:

---------------------------------------------------------------------------------
Marine                              Year ended 31 March     %Variation %Variation
Actual figures                                               March 04/  March 05/
(in € million)                    2003      2004      2005   March 03   March 04
                                  ----      ----      ----   --------   --------
Order backlog                     1,523       817     1,266    (46%)      55%
Orders received                     163       381     1,104    134%      190%
Sales                             1,568       997       360    (36%)     (37%)
Operating income (loss)              24       (19)     (103)
Operating margin                   1.5%     (1.9%)   (16.3%)
EBIT                                 12       (40)      (16)
Capital employed                   (343)     (580)     (234)
---------------------------------------------------------------------------------

---------------------------------------------------------------------------------
Marine                              Year ended 31 March     %Variation %Variation
Comparable figures                                           March 04/  March 05/
(in € million)                    2003      2004      2005   March 03   March 04
                                  ----      ----      ----   --------   --------
Order backlog                     1,523       817     1,266    (46%)      55%
Orders received                     163       381     1,104    134%      190%
Sales                             1,568       997       630    (36%)     (37%)
Operating income (loss)              24       (19)     (103)
Operating margin                   1.5%     (1.9%)   (16.3%)
---------------------------------------------------------------------------------

Orders received

In fiscal year 2004/05,  the global shipbuilding market experienced an increased level of orders,  compared to the level of the previous  years.  This growth was also  observed  into the main  segment of our Marine  sector,  the cruise  ships market,  where  eleven  vessels were  ordered  worldwide,  compared to only five vessels in 2002/03.

The Liquefied Natural Gas LNG carrier market remained very active, with 69 units booked in 2004,  increasing  the  worldwide  order  backlog to 113 LNG  tankers, compared with a fleet in service of 174. These orders have been booked mainly by
Korean shipyards. However newcomers, such as Chinese shipyards, have entered the market in 2004. Market prices, although improving remained depressed in spite of this high demand.

With respect to the Marine Sector,  orders  received  during fiscal year 2004/05 reached €1,104 million compared with €381 million in fiscal year 2003/04. Orders received included two cruise ships for Mediterranean  Shipping Company (MSC) and one  153,000 m3 LNG  tanker,  which will be a  sister-ship  of the Gaz de France tanker ordered in the previous year.

At the end of fiscal year 2004/05,  the Marine backlog included two cruise-ships for MSC, two LNG tankers for Gaz de France,  one LNG tanker for NYK, the forward part of one Land  Helicopter Dock for the French Navy, one Yacht and one roll-in roll-out ferry.

In fiscal year 2003/04,  Marine's main market,  cruise ships,  remained weak and
Marine  registered  no new cruise ship  orders.  Orders  received in fiscal year
2003/04  comprised a trans-channel  car-ferry for Seafrance and a 153,000 m3 LNG tanker for Gaz de France.

Sales

Sales  amounted to €630  million in fiscal year  2004/05,  during  which  Marine completed and delivered the following vessels:

      -  the cruise ship MSC Opera for Mediterranean Shipping Company ;
      -  the ferry SeaFrance Berlioz for SeaFrance ; and
      -  the forward part of LHD Mistral for the French Navy.

During fiscal year 2003/04 Marine completed and delivered a surveillance frigate for the Royal Moroccan Navy,  the cruise ship Island  Princess,  the cruise ship
Crystal Serenity, and the cruise-liner Queen Mary 2 for Cunard.

The following  table sets out, on an actual basis,  the geographic  breakdown of sales by destination:

--------------------------------------------------------------------------------
Marine                                        Year ended 31 March
Actual figures                          %                 %                %
(in € million)                2003   contrib.   2004   contrib.   2005  contrib.
                             ----------------  ----------------  ---------------
Europe                          724     46%       442     44%       605    96%
North America                   636     41%       343     34%         2     0%
South and Central America         0      0%         9      1%        14     2%
Asia / Pacific                  186     12%       192     19%         9     1%
Middle East / Africa             22      1%        11      1%         -     0%

Sales by destination          1,568    100%       997    100%       630   100%
--------------------------------------------------------------------------------

Operating loss and operating margin

The operating loss reached €103 million in fiscal year 2004/05,  compared with a loss of €19  million  in fiscal  year  2003/04.  The low level of  activity  has generated a  significant  under-activity  which is being dealt with  through the headcount  decrease  achieved  over  2004/05.  In addition,  during  fiscal year
2004/05,  a technical  deficiency arose with the new LNG tank containment system used in LNG tankers in the process of  construction  by our Marine Sector.  This containment  system uses the most advanced  technology (called "CS1") developped by Marine's licensor Gas Transport & Technigaz  ("GTT").  Difficulties  revealed during sea trial of the LNG ENERGY have caused Marine to delay  delivery of this ship and to stop work on the LNG PROVALYS.  A sound technical solution is in the process of validation by GTT and the customer Gaz de France, with whom Marine is
in  the  process  of  finalizing   agreements  as  to  the  resulting  financial
consequences. A charge of around €50 million has been recorded for the net costs that Marine  estimates will ultimately be borne by it, including costs of repair and potential penalties.

POWER CONVERSION

The following  table sets out some key financial  data for our Power  Conversion
Business:

---------------------------------------------------------------------------------
Power Conversion                    Year ended 31 March     %Variation %Variation
Actual figures                                               March 04/  March 05/
(in € million)                    2003      2004      2005   March 03   March 04
                                  ----      ----      ----   --------   --------
Order backlog                       568       495       529    (13%)       7%
Orders received                     533       434       579    (19%)      33%
Sales                               523       499       539     (5%)       8%
Operating income (loss)              15        15        36
Operating margin                    2.9%      3.0%      6.7%
EBIT                                (22)      (19)       15
Capital Employed                     48        25        (4)
---------------------------------------------------------------------------------

---------------------------------------------------------------------------------
Power Conversion                    Year ended 31 March     %Variation %Variation
Comparable figures                                           March 04/  March 05/
(in € million)                    2003      2004      2005   March 03   March 04
                                  ----      ----      ----   --------   --------
Order backlog                       539       487       529    (10%)       9%
Orders received                     494       433       579    (12%)      34%
Sales                               492       498       539      1%        8%
Operating income (loss)              17        15        36
Operating margin                   3.5%      3.1%      6.7%
---------------------------------------------------------------------------------

Orders received

On an actual  basis,  orders  received in fiscal year  2004/05  increased by 33%
compared with fiscal year 2003/04.  This increase came mainly from the UK marine activity with the booking of two major orders,  including one for the Royal Navy and from the development of the metal market notably in China and Brazil.

Orders  received in fiscal year 2003/04  decreased  by 19% compared  with fiscal year 2002/03.  This decrease was mainly seen in Europe and was partially  offset by a strong increase of orders in China and in the United-States.

Sales

On an actual basis,  sales in fiscal year 2004/05  increased by 8% compared with fiscal year 2003/04 as a consequence of the improved order intake.

On an actual basis,  sales decreased by 5% in fiscal year 2003/04  compared with fiscal year 2002/03 as a consequence of order intake trend.

The following  table sets out, on an actual basis,  the geographic  breakdown of sales by destination:

--------------------------------------------------------------------------------
Power Conversion                Year ended 31 March
Actual figures                          %                 %                %
(in € million)                2003   contrib.   2004   contrib.   2005  contrib.
                             ----------------  ----------------  ---------------
Europe                          305     58%       306     61%       332    62%
North America                    91     17%        79     16%        82    15%
South and Central America        34      7%        28      6%        20     4%
Asia / Pacific                   42      8%        41      8%        72    13%
Middle East / Africa             51     10%        45      9%        33     6%

Sales by destination            523    100%       499    100%       539   100%
--------------------------------------------------------------------------------

Operating income and operating margin

The increase in operating  income from €15 million in fiscal year 2003/04 to €36 million in fiscal year 2004/05 was due to actions  across  businesses to improve performance.

CORPORATE AND OTHER

"Corporate and Other"  comprises all units  accounting for Corporate  costs, the
International  Network and the overseas entities in Australia,  New Zealand, and
India which are not reported by Sectors.

The following table sets out some key financial data for our Corporate and Other organisation:

---------------------------------------------------------------------------------
Corporate & Other                   Year ended 31 March     %Variation %Variation
Actual figures                                               March 04/  March 05/
(in € million)                    2003      2004      2005   March 03   March 04
                                  ----      ----      ----   --------   --------
Order backlog                        52        70       111     35%       59%
Orders received                     214       295       259     38%      (12%)
Sales                               205       241       259     18%        7%
Operating income (loss)             (44)      (59)      (81)
EBIT                                (46)     (252)     (258)
Capital Employed                  1,208     1,333     1,341
---------------------------------------------------------------------------------

---------------------------------------------------------------------------------
Corporate & Other                   Year ended 31 March     %Variation %Variation
Comparable figures                                           March 04/  March 05/
(in € million)                    2003      2004      2005   March 03   March 04
                                  ----      ----      ----   --------   --------
Order backlog                        50        65       111     30%       71%
Orders received                     160       261       259     63%       (1%)
Sales                               154       184       259     20%       41%
Operating income (loss)             (44)      (58)      (81)
---------------------------------------------------------------------------------

----------------------------------------------------------------------------
Operating income (loss)

Operating  income includes  Corporate  costs as well as the  contribution of the
International  Network and the overseas  entities.  Since  fiscal year  2003/04, operating  income also  included  costs of the former Power Sector  headquarters which are now borne by Corporate and that amounted to approximately  €25 million in fiscal year 2002/03.

Operating  income was €(81) million in fiscal year 2004/05,  compared with €(59)
million in fiscal year  2003/04.  The  variation is mainly due to changes in the way costs of  information  technology  services are  re-invoiced to the Sectors.
Gross  spending at  Corporate  level was reduced  due to  restructuring  actions implemented in fiscal year 2003/04.

Capital employed

In fiscal  year  2004/05,  capital  employed  for  Corporate  was high at €1,341 million  because  the main  part of our  other  fixed  assets  is  allocated  to
Corporate's  capital  employed  as they are  managed by  Corporate;  they mainly included:

      -  the collateral  provided by Alstom Holdings for €700 million as a first loss guarantee for the bonding facility  programme launched in 2004 for a maximum of €8 billion ; and
      -  prepaid assets - pensions (€311 million).

Capital  employed was €1,333  million in fiscal year 2003/04  compared to €1,208 million in fiscal year 2002/03.

FINANCIAL STATEMENTS

INCOME STATEMENT

The  following  table sets out, on a  consolidated  basis,  the  elements of our operating  income both on an actual and on a comparable bases for the Group as a whole:

---------------------------------------------------------------------------------
Total Group                         Year ended 31 March     %Variation %Variation
Actual figures                                               March 04/  March 05/
(in € million)                    2003      2004      2005   March 03   March 04
                                  ----      ----      ----   --------   --------
SALES                            21,351    16,688    13,662    (22%)     (18%)
Cost of sales                   (19,187)  (14,304)  (11,601)   (25%)     (19%)
Selling expenses                   (970)     (785)     (545)   (19%)     (31%)
R&D expenses                       (622)     (473)      (336)  (24%)     (29%)
Administrative expenses          (1,079)     (826)     (630)   (23%)     (24%)
OPERATING INCOME(LOSS)             (507)      300       550
Operating margin                  (2.4%)     1.8%      4.0%
---------------------------------------------------------------------------------

---------------------------------------------------------------------------------
Total Group                         Year ended 31 March     %Variation %Variation
Comparable figures                                           March 04/  March 05/
(in € million)                    2003      2004      2005   March 03   March 04
                                  ----      ----      ----   --------   --------
SALES                            16,107    14,202    13,662    (12%)      (4%)
Cost of sales                   (14,854)  (12,446)  (11,601)   (16%)      (7%)
Selling expenses                   (583)     (558)     (545)    (4%)      (2%)
R & D expenses                     (453)     (385)     (336)   (15%)     (13%)
Administrative expenses            (798)     (645)     (630)   (19%)      (2%)
OPERATING INCOME (LOSS)            (581)      168       550
Operating margin                  (3.6%)     1.2%      4.0%
---------------------------------------------------------------------------------

Sales

Sales were €13,662  million in fiscal year  2004/05,  decreasing  by 4% compared with fiscal year 2003/04 on a comparable basis,  mainly in Power Turbo-Systems /
Power  Environment  and  Marine  Sectors  due to the  impact of the low level of orders in the second half of fiscal year 2002/03 and in the first half of fiscal year 2003/04. Sales in other Sectors increased on a comparable basis.

Sales decreased by 18% in fiscal year 2004/05 on an actual basis.  This decrease was mainly due to the  disposal  of our  Industrial  Turbines  business  and T&D activities  and, to a lesser extent,  the  depreciation of the US dollar against the Euro.

Sales in fiscal year 2003/04  decreased by 22% as compared  with sales in fiscal year 2002/03 on an actual basis,  due principally to disposals and exchange rate variations.

No single  customer  represented  more than 10% of our sales in any of the three periods discussed.

Selling and administrative expenses

Selling and  administrative  expenses were €1,175 million in fiscal year 2004/05 compared to €1,611  million in fiscal year 2003/04 and €2,049  million in fiscal year 2002/03, due principally to the disposal of our T&D and Industrial Turbines activities. On a comparable basis, selling and administrative expenses decreased by 2% between  fiscal  year  2003/04  and fiscal  year  2004/05  following a 13%

decrease between fiscal years 2002/03 and 2003/04.  This decrease  reflected the results of our launched restructuring programmes.

On an actual basis,  selling and  administrative  expenses have decreased by 21%
between  fiscal year 2002/03 and fiscal year 2003/04  mainly due to the disposal of our Industrial Turbines and T&D activities and restructuring actions.

Research and development expenses

Research and development  expenses were €336 million in fiscal year 2004/05,  as compared to €473  million in fiscal year 2003/04 and €622 million in fiscal year
2002/03. On a comparable basis, research and development expenses have decreased by 13% in fiscal year 2004/05 as compared to fiscal year 2003/04.  This decrease was mainly due to a reduction of expenses  related to the GT24/GT26 gas turbines development  programme  as the  technology  has  now  stabilised.  The  decrease recorded  between  fiscal  year  2003/04  and  2002/03  was also mainly due to a decrease in the GT24/GT26 gas turbines development programme.

Operating income (loss) and operating margin

Operating  income is measured  before  restructuring  costs,  goodwill and other intangible  assets  amortisation  expenses,  and other items  including  foreign exchange  gains and losses,  gains and losses on sales of assets,  pension costs and employee profit sharing and before taxes, interest income and expenses.  The operating  margin is calculated by dividing the operating income by total annual sales.

On an actual basis, our operating income in fiscal year 2004/05 was €550 million or 4.0% of sales,  as compared  with an operating  income of €300 million and an operating  margin of 1.8% in fiscal year 2003/04 and an  operating  loss of €507 million  and an  operating  margin  of  (2.4%)  in  fiscal  year  2002/03.  On a comparable  basis,  mainly  when  excluding  the  favourable  effect  of our T&D activity last year before its disposal,  our operating  income  amounted to €168 million or 1.2% of sales in fiscal year 2003/04.  This year's strong improvement of our  operating  margin  despite a lower  level of sales is  notably  due to a reduction in our cost base and to improved  performance  in the execution of our contracts,  as  compared  to last year  where  exceptional  charges  related  to execution of contracts in the previous fiscal year were accounted for.

In fiscal year 2002/03,  exceptional  provisions and accrued costs were recorded for the  GT24/GT26  heavy  duty gas  turbines  and for UK  trains  leading  to a substantial operating loss.

Earnings Before Interest and Tax (EBIT)

EBIT was €(92) million in fiscal year 2004/05,  compared with €(871)  million in fiscal year 2003/04 and €(1,129) million in fiscal year 2002/03.

The improvement in EBIT in fiscal year 2004/05 was mainly due to:

      -  the improvement of our operating income ;

      -  the decrease of restructuring costs amounting to €358 million in fiscal year 2004/05,  compared with €655 million in fiscal year 2003/04 as the restructuring  programme  initiated  in March  2003 has now been  fully recorded in our accounts ; and

      -  the decrease in pension  costs at €175 million in fiscal year  2004/05, compared  with €263 million in fiscal year  2003/04.  This decrease was primarily due to scope variation and to reduced service costs resulting from a smaller workforce.

The  negative  EBIT in fiscal  year  2003/04  was  mainly  due to a low level of operating income and high levels of pension and restructuring costs.

Financial expenses, net

The  improvement  of our net  financial  expenses,  €346  million in fiscal year
2004/05  compared  with €460  million  in  fiscal  year  2003/04  was due to the decrease in net interest expenses as a consequence of the reduction in our level of indebtedness.

The financial  charges  included fees paid on guarantees,  syndicated  loans and other financing facilities, which amounted to €83 million in fiscal year 2004/05 compared with €125 million in 2003/04.

Income tax

The income tax charge was €203 million for fiscal year 2004/05 as we  recognised a deferred  tax charge of €185  million  and a current  income tax charge of €18 million.  This  deferred  tax  charge of €185  million  in fiscal  year  2004/05 compared  with €149  million in fiscal  year  2003/04  was due to the  valuation allowance made after a detailed review by tax  jurisdiction as described in Note
6 to the Consolidated  Financial Statements.  Given the ability to carry forward indefinitely  certain  tax losses and that some other  losses  expire  within 15 years  or more,  those  deferred  tax  assets  currently  subject  to  valuation allowance remain available to be utilised in the future. Our deferred tax assets amounted to €1,370  million as of 31 March 2005.  Based on our business plan, we expect the deferred  tax that is not  currently  subject to valuation  allowance will be recovered over a period of four to twelve years.  For more details,  see
Note 6 to the Consolidated Financial Statements.

Goodwill amortisation

Goodwill  amortisation  amounted to €223 million in fiscal year 2004/05 compared with €256  million  in fiscal  year  2003/04  and €284  million  in fiscal  year
2002/03.  The  decrease  was  due to the  disposal  of  our  Industrial  Turbine businesses and our T&D activities.

We  requested  an  independent  third  party  evaluation  as part of our  annual impairment tests of goodwill and other intangible assets. The valuation as at 31
March 2005 supported our opinion that our goodwill and other  intangible  assets were not impaired.

Net income (loss)

Net loss in fiscal year 2004/05  amounted to €865  million,  compared with a net loss of €1,836  million in fiscal year 2003/04 and a net loss of €1,432  million in fiscal year 2002/03.

BALANCE SHEET

Special Purpose Entities

Following  a new  accounting  pronouncement  effective  1  April  2004,  we have consolidated  several  Special  Purpose  Entities  with  an  effect  notably  of increasing  our financial debt by €827 million,  increasing our Property,  plant and equipment by €693 million and  Inventories and contracts in progress by €110 million as of 1 April 2004. See Note 2 (a) and 25 to our Consolidated  Financial
Statements.

The effect on our net debt was reduced to €94 million at 31 March 2005 due to :

      -  the sale of one special purpose entity during the period (€243 million)
         ;
      -  the  deconsolidation  of two special purpose  entities (€384 million) ;
         and
      -  repayments and impact of foreign exchange (€106 million).

Goodwill, net

Net  Goodwill  decreased to €3,194  million at 31 March 2005  compared to €3,424 million at 31 March 2004 mainly due to the  amortisation  of the period for €223 million.

Net  Goodwill  decreased to €3,424  million at 31 March 2004  compared to €4,440 million at 31 March 2003 due to the  amortisation  of goodwill  for €256 million and to the disposal of our  industrial  Turbine and  Transmission & Distribution businesses,  which  led to a  decrease  of the  corresponding  goodwill  of €759 million.

Working capital

Working  capital  (defined  as  current  assets  less  current  liabilities  and provisions for risks and charges) at 31 March 2005 was €(4,657) million compared with €(4,860)  million as reported at 31 March 2004 or €(4,610)  million as at 1
April 2004 to account for the impact of the consolidation of our special purpose entities. The variance reflected primarily:

      -  changes in the scope of our activities ; and
      -  a decrease in trade payables partly offset by the significant  increase in customer  deposits  and  advances.  See Note 16 to the  Consolidated
         Financial Statements for more details.

Working  capital at 31 March 2004 was €(4,860)  million  compared  with €(4,886)
million  as  reported  at 31 March  2003.  This  variation  was  mainly due to a positive net effect of foreign currency and to changes in scope.

Customer deposits and advances

We record  customer  deposits and advances on our balance  sheet upon receipt as gross  customer  deposits and advances.  The gross amounts were €8,563  million,
€8,722 million and €12,689  million at 31 March 2005, 31 March 2004 and 31 March
2003  respectively.  At the balance sheet date, we apply these deposits first to reduce any related gross accounts  receivable and then to reduce any inventories and  contracts  in progress  relating  to the project for which we received  the deposit or advance.  Any  remaining  deposit or advance is recorded as "Customer deposits  and  advances"  on our balance  sheet.  As of 31 March  2005,  our net customer deposits and advances were €3,150 million, compared with €2,714 million as of 31 March 2004 and €3,541 million as of 31 March 2003.

The impact on our cash flow of the change in customer  deposits and advances was positive by €510 million in fiscal year  2004/05  after a negative €1 million in fiscal year 2003/04.  This is due to the significant  increase in our backlog in fiscal year 2004/05. The decrease of customer cash deposits at the end of fiscal year  2003/04 as  compared  to fiscal  year  2002/03  was mainly due to currency translation  effects and the impact of the disposal of our  Industrial  Turbines and T&D businesses.

Net deferred tax assets

Net deferred  tax assets  amounted to €1,349  million at 31 March 2005  compared with €1,531 million at 31 March 2004.

At 31 March 2005,  we  reviewed  by  jurisdiction  the  recoverability  of these deferred tax assets on the basis of  extrapolation  from our business plan. This review led to a  cumulative  valuation  allowance on deferred tax assets of €948 million at 31 March 2005  compared  with €730  million at 31 March  2004.  At 31
March 2005 we are  satisfied  as to the  recoverability  of our net deferred tax assets.

Pensions

Under French GAAP and US GAAP, we have reviewed the accounting treatment for the
Swiss pension schemes from defined  contribution to defined benefits accounting.
The impact at 1 April 2004 is an increase in projected  benefits of €515 million and an increase in the fair value of assets by €515 million.

Provisions for risks and charges

At 31 March  2005,  the  provisions  for risks and charges  were €3,156  million compared with €3,489  million at 31 March 2004.  This net decrease was accounted for mainly by the following movements:

      -  a  decrease  in  provisions  on  contracts  for  €225  million,  mainly resulting from the application of the GT24/GT26 gas turbines provisions
         ;
      -  an increase in  restructuring  provisions of €55 million due to the new restructuring plans announced ; and
      -  a decrease of other  provisions  mainly due to the utilisation  against losses incured and remaining assets related to Marine vendor financing.

At 31 March  2004,  the  provisions  for risks and charges  were €3,489  million compared  with  €3,698  million  at 31 March  2003.  The  decrease  was due to a decrease  in  provisions  for  contracts  partially  offset  by an  increase  in provisions for restructuring.

Shareholders' equity and minority interests

Shareholders'  equity at 31 March 2005 was €1,256  million,  including  minority interests,  compared  with €97  million at 31 March 2004 and €853  million at 31
March  2003.  This  increase  at 31 March  2005,  was mainly due to the  capital increases  described  above for a total amount of €1,725  million net of related cost, to the  reimbursement  with shares of the TSDDRA  subscribed by the French
State for €300 million,  reduced by the net loss for the period of €865 million.
The  decrease  at 31 March 2004 was  mainly due to the net loss and  translation adjustments,  partially  offset by a capital  increase  of €300  million and the issuance of convertible bonds for €733 million net of related costs.

As at 31 March 2005, €133 million of bonds, out of the €901 million issued, have not yet been converted into capital.

Securitisation of existing receivables

We sell selected  existing trade receivables to a third party on an irrevocable, without  recourse basis. The net cash proceeds from  securitisation  of existing trade  receivables at 31 March 2005 was €7 million  compared with €94 million at
31 March 2004 and €357 million at 31 March 2003.

Securitisation of future receivables

In order to finance working capital and to mitigate the  cash-negative  profiles of some contracts, we have sold to third parties selected future receivables due
from  our  customers.   This   securitisation  of  future  receivables   applies
principally  to  Marine  and  Transport.  The  total  securitisation  of  future receivables  at 31 March 2005 was €49 million  compared  with €265 million at 31
March 2004 and €1,292  million at 31 March  2003.  The  decrease  in fiscal year
2004/05  compared with fiscal year 2003/04 was mainly due to the amortisation of the current programmes. The decrease in fiscal year 2003/04 compared with fiscal year  2002/03 was mainly due to the delivery of two  cruise-ships  by our Marine
Sector.

Financial debt

Our  financial  debt was  €2,907million  at 31 March 2005,  compared with €4,372 million at 31 March 2004, €5,199 million at 1 April 2004,  pursuant to the first application of the Règlement CRC 2004-03, and €6,331 million at 31 March 2003.

Borrowings  decreased by €1,271 million and securitisation of future receivables decreased by €216 million,  while other facilities increased by €558 million due to the  consolidation of Special Purpose Entities net of the disposal during the period of one such entity in the Transport Sector.

At 31 March 2005, we were in compliance with our covenants as follows:

      -  our consolidated net worth, as defined in our covenant  agreement,  was
         €1,607 million  (contractually  defined as the sum of €1,182 million of shareholders'  equity, €74 million of minority interests,  €133 million of bonds reimbursable with shares,  €218 million of additional deferred tax  valuation  allowance in year  2004/05),  which  exceeds the €1,100 million required by our covenants ; and
      -  our total debt was €2,820 million  (contractually defined as the sum of
         €2,907  million  of  financial  debt,  €7  million  of  sale  of  trade receivables,  minus €94 million as the net impact of the  consolidation of our SPE to neutralise the effect of a new accounting  pronouncement, see Note 23(a) (3) in our Consolidated Statements),  which is below the
         €3,979 million required by our covenants.

Net debt

We define net debt as financial debt less short-term investments,  cash and cash equivalents.  Net debt was €1,430 million at 31 March 2005, compared with €2,906 million  at 31 March  2004 and €4,561  million  at 31 March  2003.  Our net debt decreased due to the capital increase (net of the cash collateral on the bonding programme  accounted for in other fixed assets),  the reimbursement by shares of the TSDDRA and proceeds of the disposal of investments partly offset by net cash used in operating  activities.  The net impact of the  consolidation  of Special
Purpose Entities amounted to €94 million at 31 March 2005.

The decrease in net debt in fiscal year 2003/04 was due to the capital increase, the  issuance of bonds  mandatorily  reimbursable  with  shares and  proceeds on disposal of investments partly offset by net cash used in operating activities.

LIQUIDITY AND CAPITAL RESOURCES

CONSOLIDATED STATEMENT OF CASH FLOWS

The  following  table sets out  selected  figures  concerning  our  Consolidated
Statement of Cash Flows:

--------------------------------------------------------------------------------
Total Group                                            Year ended 31 March
Actual figures
(in € million)                                 2003       2004       2005
------------------- ---------------------------     ----       ----       ----
Net income (loss) after elimination of non cash
items                                             (1,087)    (1,053)       (91)
Change in networking capital                         550         (5)       (36)
Net cash provided by (used in) operating
activities                                          (537)    (1,058)      (127)
Net cash provided by (used in) investing
activities                                          (341)     1,561        426
Net cash provided by (used in) financing
activities                                           621      1,173      1,998
                                                    (257)     1,676      2,297
Net effect of exchange rate                          (41)        (7)        48
Net effect of new accounting pronouncement*                               (827)
Other changes and reclassifications                 (464)       (14)       (42)
Decrease (increase) in net debt                     (762)     1,655      1,476
--------------------------------------------------------------------------------
*Effect at 1 April 2004 on Financial  debt pursuant to the first  application of the Règlement CRC 2004-03.

Net cash provided by (used in) operating activities

Net cash provided by (used in) operating activities is defined as the net income after  elimination of non-cash items plus working  capital  movements.  Net cash provided by (used in)  operating  activities  was €(127)  million in fiscal year
2004/05  compared to €(1,058)  million in fiscal year 2003/04 and €(537) million in the fiscal year 2002/03.

Net income after the  elimination  of non-cash items was €(91) million in fiscal year 2004/05.  This amount  represented  the cash generated by net income before working capital  movements.  As provisions are included in the definition of our working  capital,  provisions are not part of the elimination of non-cash items.
This  negative  amount  was  mainly  due to high  levels  of  restructuring  and financial expenditures.

Change in net working  capital was €(36) million.  Working  capital was affected principally by:

      -  a   decrease   of  €(87)   million   in  sale  of   trade   receivables
         (securitisation of existing receivables) ;
      -  a decrease of €(195) million in contract-related  provisions mainly due to the application of GT24/GT26 provisions ;
      -  an increase of €510 million in customer deposits and advances following a continuing  rebound in orders received and the resulting  increase of our backlog ;
      -  a decrease  of €(786)  million  in trade  payables  and other  payables related to the lower level of sales ; and
      -  a decrease by €205 million of inventories and contracts in progress ;
      -  a decrease by €423 million of trade and other receivables.

The net cash used in  operating  activities  of €(1,058)  million in fiscal year
2003/04 was mainly due to the net loss of the fiscal year.  The net cash used in operating  activities of €(537) million in fiscal year 2002/03 was mainly due to the net loss of the fiscal  year partly  offset by a positive  change in working capital.

Net cash provided by (used in) investing activities

Net cash  provided  by  investing  activities  was €426  million in fiscal  year
2004/05. This amount comprised:

      -  proceeds of €52 million from disposals of property, plant and equipment
         ;
      -  capital expenditures for €182 million ;
      -  variation  in other fixed  assets of €(372)  million  mainly due to the
         €700 million cash collateral  made to secure the new bonding  programme partially offset by monetisation of other financial fixed assets ; and
      -  cash proceeds from the sale of  investments,  net of net cash sold, for
         €928 million.

The cash proceeds from the sale of investment  included for €627 million the net debt sold as part of the disposal of one Special Purpose Entity in the Transport
Sector and the  deconsolidation  of two Special  Purpose  Entities in the Marine
Sector.

Net cash provided by (used in) investing activities was €1,561 million in fiscal year 2003/04 and €(341)  million in fiscal year 2002/03.  The net cash inflow in fiscal year 2003/04 was mainly due to cash  proceeds from sale of T&D Sector and
Industrial Turbines businesses.

The net cash  outflow in fiscal year  2002/03 was mainly due to €410  million of capital  expenditures and €154 million of cash  expenditures for the acquisition of the remaining 49% in Fiat Ferroviaria Spa.

Net cash provided by (used in) financing activities

Net cash  provided by  financing  activities  in fiscal year  2004/05 was €1,998 million,  including capital increases for €1,725 million net of related cost and the redemption on shares of the TSDDRA for €300 million.

Net effect of new accounting pronouncement

As discussed above and in Note 2 (a) to our Consolidated  Financial  Statements,
following  a new  accounting  pronouncement  effective  1  April  2004,  we have consolidated  several Special Purpose  Entities with an effect of increasing our financial debt by €827 million at 1 April 2004 and €94 million at 31 March 2005.

Decrease (increase) in net debt

As a result of the above,  our net debt  decreased  by €1,476  million in fiscal year  2004/05  after a decrease of €1,655  million in fiscal year 2003/04 and an increase of €762 million in fiscal year 2002/03.

MATURITY AND LIQUIDITY

We have a variety of sources of  liquidity  in order to finance our  operations, including principally borrowings under revolving credit facilities, the issuance of commercial  paper and asset  disposals.  Additional  sources include customer deposits and advances and proceeds from the sale of trade receivables, including future  trade  receivables.  In the  past,  we have also  used the  issuance  of securities,  including  debt  securities  and preferred  shares,  as a source of liquidity.

The following table sets forth the list of our drawn and undrawn lines of credit and financial debt obligations (including future receivables securitised) and as part of these, the available lines of credit as of 31 March 2005:

(in € million)     At 31   Fiscal   Fiscal   Fiscal   Fiscal   Fiscal   After Fiscal
                        March   Year     Year     Year     Year     Year     Year
                        2005    2005/06  2006/07  2007/08  2008/09  2009/10  2009/10       Maturity
                        -----   -------  -------  -------  -------  -------  ------------  --------
Redeemable preference
shares                    205      (205)                                                   31-Mar-06
Subordinated notes          5                 (5)                                          30-Sep-06
Bonds 2010              1,000                               (1,000)                        03-Mar-10
Bonds                     228               (228)                                          26-Jul-06
Bonds exchange premium    (26)        6        5        5        5        5
PSDD                    1,320                      (1,320)                                 30-Sep-08
Syndicated loans          704               (704)                                          03-Aug-06
Bilateral loans           250       (27)     (33)    (190)
Commercial Paper           14       (14)
Other facilities (I)      252      (123)     (20)     (20)     (19)     (38)     (32)
Bank overdraft             58       (58)
Accrued interests          50       (50)
Future receivables
securitized, net           49       (49)
                        -----   -------  -------  -------  -------  -------  ------------
Total lines of credit   4,109      (520)    (985)    (205)  (1,334)  (1,033)     (32)
                        -----   -------  -------  -------  -------  -------  ------------
Financial debt          2,907
                        -----
Available lines         1,202        27      704      190     281
                        -----
(1) Most facilities held by subsidiaries have been classified as being immediately due because such facilities are generally uncommitted

Total  available  unused credit lines  together with cash available in the Group and short term  investments  amounted  to €2,679 at 31 March  2005,  compared to
€2,249 million at 31 March 2004.

These amounts consisted of:

      -  Available  credit  lines at  Group  level  for  €1,202  million,  which comprised  €281  million  of  part  B of  the  PSDD,  €704  Million  of syndicated  loan and €217 million of bilateral  facilities  at 31 March
         2005,  compared with €420 million of commercial  paper  and €363 million of part B of the PSDD at 31 March 2004 ;
      -  Cash  available  at parent  company  level of €796  million at 31 March
         2005, compared with €532 million at 31 March 2004 ; and
      -  Cash  and  cash  equivalent,   short  term  investments   available  at
         subsidiary  level of  €681 million at 31 March 2005  compared with €934 million at 31 March 2004.

ALSTOM,  the Group  parent  company,  can access some cash held by wholly  owned subsidiaries  through the payment of dividends or pursuant to intercompany  loan arrangements.  Local  constraints  can delay or restrict  this access,  however.
Furthermore,  while we have the power to control  decisions of  subsidiaries  of which we are the majority owner,  our  subsidiaries  are distinct legal entities and the  payment of  dividends  and the  granting of loans,  advances  and other payments to us by them may be subject to legal or contractual  restrictions,  be contingent  upon their earnings or be subject to business or other  constraints.
These limitations  include local financial  assistance rules,  corporate benefit laws and other legal  restrictions.  Our policy is to  centralise  liquidity  of subsidiaries  at the parent  company  level when  possible,  and to  continue to
progress  towards  this  goal.  The  cash  and  cash  equivalents,   short  term
investments  available at subsidiary level were €1,160 million, €934 million and
€681 million respectively in March 2003, 2004 and 2005.

PENSION ACCOUNTING

We provide various types of retirement, termination and post-retirement benefits
(including  healthcare  and  medical)  to our  employees.  The type of  benefits offered to an individual employee is related to local legal requirements as well as  operating  practices  of the  specific  subsidiaries  and involves us in the operation of, or participation in, various retirement plans.

These plans are either  defined-contribution,  defined-benefit or multi-employer plans.

Defined contribution plans

For  the  defined-contribution  plans,  we pay  contributions  to  independently administered funds at a fixed percentage of employees' pay. The pension costs in respect of  defined-contribution  plans are charged in the income  statement  as operating  expenses and represent the contributions paid by the Company to these funds.

Defined-benefit plans

These plans mainly cover retirement and termination benefits and post-retirement medical benefits.

For the defined benefit plans, which we operate,  benefits are normally based on an employee's  pensionable  remuneration and length of service.  These plans are either  funded  through  independently  administered  pension funds or unfunded.
Pension liabilities are assessed annually by external  professionally  qualified actuaries.  These actuarial  assessments are carried out for each plan using the
Projected Unit Credit method with  generally a measurement  date of 31 December.
The financial and demographic assumptions used are determined at the measurement date as being appropriate for the plan and the country in which it is situated.

The most important assumptions made are listed below:

      -  discount rate ;
      -  inflation rate ;
      -  rate of salary increases ;
      -  long-term rate of return on plan assets ;
      -  mortality rates ; and
      -  employee turnover rates.

Certain assumptions used are discussed in Note 22 to the Consolidated  Financial
Statements.

The assets of externally administrated defined-benefit plans are invested mainly in equity and debt  securities.  The components of these assets are disclosed in
Note 22 to the Consolidated Financial Statements.

The expected costs of providing retirement pensions under defined benefit plans, as well as the costs of other post-retirement  benefit plans, are charged to the profit  and  loss  account  over the  periods  benefiting  from  the  employees'
services.

Valuation of the Projected Benefit Obligation

The actuarial value of the future obligations of the employer estimated with the
Projected Unit Credit method (Projected  Benefit  Obligation - "PBO") fluctuates annually, depending upon the following:

      -  increases related to the acquisition by the employees of one additional year of rights ("service cost") ;
      -  increases  in the  present  value of the PBO which  arises  because the benefits are one year closer to their payment dates ("interest cost") ;
      -  decreases related to the benefits paid during the year ;
      -  changes  related  to   modifications   of  the  actuarial   assumptions
         ("actuarial gains and losses":  discount rate,  inflation rate, rate of salary increases etc.) ;
      -  changes in obligations related to plan amendments ; and
      -  changes due to curtailments or settlements applied on the plans ;
      -  changes in scope ("business combinations/disposals").

The  change in the PBO is  disclosed  in Note 22 to the  Consolidated  Financial
Statements.

Valuation of plan assets

The fair value of the assets held by each plan is the amount that the plan could reasonably  expect to receive in a current sale of the assets  between a willing buyer and a willing seller.  This is compared with the PBO and the difference is referred to as the "funded status" of the plan.

The changes in the fair value of assets and the funded  status are  disclosed in
Note 22 to the Consolidated Financial Statements.

Actuarial  gains  and  losses,  prior  year  service  costs  and  transition obligations

A number of factors can trigger actuarial gains and losses:

      -  differences between the assumptions used and the actual experience (for instance,  an actual return on assets  differing from the expected rate of return at the beginning of the year) ;
      -  changes  in  the  long-term  actuarial  assumptions   (inflation  rate,
         discount rate, rate of salary escalation, mortality table etc.) ; and
      -  changes due to plan amendments.

The  impact of these  factors  is shown in the table  entitled  "Change  in plan assets" in Note 22 to the "Consolidated Financial Statements":

      -  unrecognised actuarial loss (gain) ;
      -  unrecognised prior service cost (due to plan amendments) ; and
      -  unrecognised transition.

The  unrecognised  actuarial  loss  (gain)  at the  year-end  is  compared  on a plan-by-plan  basis  with the higher of the PBO and the fair value of the assets held. If the unrecognised  actuarial loss (gain) exceeds 10% of this amount, the excess above the 10% level is spread across the  remaining  working lives of the employees of the respective plan.

As of 31 March 2005, the actuarial losses unrecognised in the balance sheet were
€1,041  million,  an increase of €123 million since March 2004.  Recognition  of these  liabilities  under  French  GAAP is allowed  over the  average  remaining working  lives of the relevant  participants.  The portion  above a 10% corridor calculated  scheme by scheme, is spread over the average remaining working lives of participants in these plans, being 10-15 years.

The unrecognised gains on prior service costs and on transition  amounted to €27 million at 31 March 2005. The total amount is amortised on a straight-line basis over the remaining working lives of the plans' participants.

Pension cost

The total  pension  cost  related to defined  benefit  is  defined  annually  by qualified  actuaries and is detailed in Note 22 to the  "Consolidated  Financial
Statements" as follows:

      -  service cost,  which  corresponds to the  acquisition of one additional year of rights ;
      -  interest cost, which is due to the increase in the present value of the
         PBO which arises  because the  benefits are one period  closer to their payment dates ;
      -  expected return on plan assets (profit) ;
      -  cost (or potentially profit) corresponding to the amortisation of prior service cost ;
      -  cost (or  potentially  profit)  corresponding  to the  amortisation  of actuarial gains and losses ; and
      -  profit (or potentially cost) of Curtailments/Settlements  corresponding to the impact of a reduction/cancellation  of the obligation mainly due to a modification of the plan's scope (downsizing,  business disposals, closing of a defined-benefits plan, etc.).

Multi-employer plans in the United States and Canada

We employ  workers from US and Canadian trade unions mainly in our Power Service activity related to the boiler after-market.

The pension costs charged in the income  statement as "Other  expenses - Pension costs" represent contributions payable by us to these dedicated funds.

During the year ended 31 March 2005,  pension and other post retirement  benefit costs of a total of €175  million  were  recorded.  Of this amount €145  million related to defined benefit schemes, €21 million to multi-employer schemes and €9 million to other post retirement benefits.  The total cash spend in the year was
€193 million.

The fair value of defined  benefit  scheme asset  totaled  €2,855  million at 31
March 2005 and the  benefit  obligations,  pension and other  benefits,  totaled
€4,342 million leaving an  underfunding in the plans of €1,487 million.  We have recorded  accrued  a net  benefit  cost  of  €473  million  in our  Consolidated
Financial Statements.

The remaining  €1,014 million relates to the  unrecognised  items that are to be amortised  over the average  future  service  period of employees and reassessed periodically taking into account changes in the actuarial assumptions on benefit obligations and plan assets.

OFF BALANCE SHEET COMMITMENTS AND CONTRACTUAL OBLIGATION

OFF BALANCE SHEET COMMITMENTS

The following  table sets forth our  off-balance  sheet  commitments,  which are discussed further at Note 27 to the Consolidated Financial Statements:

--------------------------------------------------------------------------------
Total Group                                                 At 31 March
Actual figures
(in € million)                                     2003       2004       2005
--------------                                     ----       ----       ----
Guarantees related to contracts                    9,465      8,169      7,526
Guarantees related to vendor financing               749        640        429
Discounted notes receivables                          11          6          5
Commitments to purchase fixed assets                   7          0          1
Other guarantees                                      94         43        114
Off balance sheet commitments                     10,326      8,858      8,075
--------------------------------------------------------------------------------

Guarantees related to contracts

The overall  amount  given as  guarantees  on  contracts  decreased  from €8,169 million in March 2004 to €7,526  million in March 2005,  a decrease by 8% mainly as a result of the disposal of our T&D activities.

Vendor Financing Exposure

In some  instances,  we have in the past  years  provided  financial  support to institutions  which  finance  some of our  customers  and also,  in some  cases, directly to our customers for their purchases of our products.  We refer to this financial  support as "vendor  financing".  We have not committed to provide any vendor financing guarantees to our customers since fiscal year 1998/99.

The following table set forth our vendor financing exposure, which are discussed further at Note 27 to the Consolidated Financial Statements:

--------------------------------------------------------------------------------
Vendor Financing Exposure                                  At 31 March
(in € million)                                      2003       2004       2005
--------------                                      ----       ----       ----
Marine                                               933        643        266
Transport                                            317        321        309
Other                                                  9          5          0
Total vendor financing exposure                    1,259        969        575
--------------------------------------------------------------------------------

Vendor  financing  exposure has decreased  from €969 million at 31 March 2004 to
€575 million at 31 March 2005 as a result of :

      -  the sale of ALSTOM loans to two entities  involved in the  financing of two cruise ships ;
      -  the sale of the notes of ALSTOM in  Cruiseinvest  related to five ships previously owned by Renaissance ; and
      -  the sale of the three ships  previously owned by Festival and for which
         ALSTOM was holding some financing exposure. See Note 11 and Note 27 (a)
         (2) to our Consolidated Financial Statements.

Vendor financing exposure decreased from €1,259 million at 31 March 2003 to €969 million at 31 March 2004 due to the early  reimbursement  to us of €180  million due to us from two special purpose entities following our agreement with lenders under our financing package.

CRITICAL ACCOUNTING POLICIES

The preparation of our  Consolidated  Financial  Statements  requires us to make
estimates  and   judgements   that  affect  the  reported   amounts  of  assets,
liabilities,  revenues and expenses,  and related  disclosure of commitments and contingencies,  including financing arrangements. On a regular ongoing basis, we evaluate our estimates,  including those relating to projects,  products,  parts and other  after-market  operations,  and  included in accrued  contract  costs,
provisions  for  risks  and  charges,  bad  debts,   inventories,   investments,
intangible assets,  including goodwill and other acquired intangibles,  taxation
including   deferred   tax  assets  and   liabilities,   warranty   obligations,
restructuring,  long-term service contracts,  pensions and other post-retirement benefits,  commitments,  contingencies  and  litigation.  Estimates are based on historical  experience and on various other  assumptions that are believed to be reasonable  under the  circumstances,  the  results  of which form the basis for making  judgements  about the carrying value of assets and  liabilities.  Actual
results  may  differ  from  those  estimates   under  different   circumstances,
assumptions or conditions.

Accounting  policies  important to an understanding of the financial  statements include business combinations,  consolidation methods,  goodwill, other acquired intangible  assets and  restructuring  that may be subject to the application of differing  accounting  principles.  We believe the following critical accounting policies are most  affected by our  judgements  and  estimates in preparing  our consolidated financial statements.

Revenue recognition on long term contracts

We recognise  revenue and profit as work in progress  progresses  on  long-term, fixed-price  contracts  using the  percentage  of  completion  method,  based on contract  milestones  or  costs  incurred  (See  Note 2 (c) to the  Consolidated
Financial  Statements),  which relies on estimates  of total  expected  contract revenue  and  cost.  We  follow  this  method  because  we  believe  we can make reasonably  dependable  estimates of the revenue and costs applicable to various defined stages,  or milestones,  of a contract.  Recognised  revenues and profit taken are  subject  to  revisions  as the  contract  progresses  to  completion.
Revisions to profit  estimates  are charged to income in the period in which the facts that give rise to the revision become known. When we book revenue, we also book certain  contract  cost  (including  direct  materials and labour costs and indirect  costs  related to the  contract)  so that the  contract  margin,  on a cumulative  basis,  equals to the total contract gross margin  determined in the latest project  review.  We generally  account for long-term  service  contracts using the percentage of completion method, recognising revenue as performance of the contract  progresses  using  estimated  contract  profit rates.  Selling and administrative expenses are charged to expenses as incurred.

Contract accruals

Significant estimates are involved in the determination of provisions related to contract  losses and warranty  costs.  If a project review  indicates a negative gross  margin,  we recognise  the entire  expected  loss on the contract when we identify  the negative  gross  margin.  Estimates  of future  costs  reflect our current best estimate of the probable  outflow of financial  resources that will be required to settle contractual obligations. These estimates are assessed on a contract-by-contract  basis.  Such  estimates are subject to change based on new information as projects progress toward completion.

We provide for the estimated  cost of product  warranties at the time revenue is recognised.  Our warranty  obligations  are affected by product  failure  rates, material  usage and service  delivery costs incurred in correcting any failures.

Should actual  failure  rates,  material  usage or service  delivery cost of the products  differ from current  estimates,  revisions to the  estimated  warranty liability would required. The introduction of technologically  advanced products exposes us to risk of product failure significantly beyond the terms of standard contractual  warranties  applying to suppliers of equipment only. Should adverse changes to product  failure  rates  occur,  additional  cost to complete  may be required  and  result  in  actual  financial  consequences  different  from  our estimates.

Inventories

We write down our inventories for estimated  obsolescence or  unmarketability in an amount  equal to the  difference  between the cost of the  inventory  and the estimated  market  value based on  assumptions  about  future  demand and market conditions.  If actual  market  conditions  are less  favourable  than  those we project, additional inventory write-downs may be required.

Doubtful accounts

We maintain  allowances for doubtful  accounts,  for estimated  losses resulting from the inability of our customers to make required payments.  If the financial conditions of our customers were to  deteriorate,  resulting in an impairment of their ability to make payments, additional allowances could be required.

Impairment of fixed assets and valuation of deferred tax assets

We review our fixed assets, both tangible and intangible, on an annual basis and record an impairment  charge when we believe an asset has  experienced a decline in value  that is  other  than  temporary.  Future  adverse  changes  in  market conditions  or poor  operating  results from  underlying  assets could result in losses or an inability to recover the carrying  value of the assets that may not be reflected in the current  carrying value.  This could require us to record an impairment charge in the future.

In  respect  of  goodwill  and other  intangible  assets we base our  impairment testing by Sector on the Group's  internal 3 year Business Plan and  extrapolate over up to ten years together with a terminal value. These are discounted at the
Group's Weighted Average Cost of Capital "WACC".

We record a valuation  allowance to reduce our deferred tax assets to the amount that is more likely than not to be realised. We take into account future taxable income based on an  extrapolation  of the Group's  internal 3 year Business Plan and ongoing  prudent and feasible tax planning  strategies in assessing the need for the valuation  allowance.  When we determine that we are able to realise our deferred tax assets in excess of our net recorded amount,  we make an adjustment to the  deferred  tax  asset,  to  increase  income  in  the  period  that  such determination  is  made.  Likewise,  when we  determine  that we are not able to realise  all or  part of our net  deferred  tax  assets,  an  adjustment  to the deferred tax asset is charged to income.

Pension benefits

We  sponsor  pension  and  other  retirement  plans in  various  forms  covering
substantially   all  employees  who  meet  eligibility   requirements.   Several
statistical and other factors that attempt to anticipate  future events are used in  calculating  the expense and liability  related to the plans.  These factors include  assumptions about the discount rate, expected return on plan assets and rate of future  compensation  increases  as  determined  by us,  within  certain guidelines.

In addition,  our  actuarial  consultants  also use  subjective  factors such as withdrawal  and  mortality  rates  to  estimate  these  factors.  The  actuarial assumptions  we use may differ  materially  from actual  results due to changing market and economic  conditions,  higher or lower  withdrawal rates or longer or shorter  life  spans  of  participants.  These  differences  could  result  in a significant  change  to  the  amount  of  pension  expense  recorded  and on the assessment of the benefit obligations.

Capital leases

Under  French  GAAP the Group can elect  whether  or not to  capitalise  finance leases (benchmark treatment). The Group has chosen not to capitalize them.

Operating income

The Group does not include  restructuring  costs,  employee  profit  sharing and pension costs within its Income Statement line item Operating Income.  These are included within the line item Earnings before Interest and Tax.

Other significant accounting policies

Other significant  accounting  policies are important to an understanding of the financial  statements.  Policies related to purchase  accounting,  consolidation policies,  provisions  and  financial  instruments  and debt  require  difficult judgements  on complex  matters  that are often  subject to multiple  sources of authoritative guidance.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS IFRS

Following   the  coming  into  force  of  European   Regulation   n°  1606/2002,
European-listed   companies  are  required  to  adopt  International   Financial
Reporting  Standards   (IFRS/IAS)  in  the  preparation  of  their  Consolidated
Financial  Statements  covering  periods  beginning on or after 1 January  2005.
Consequently,  ALSTOM's  Consolidated  Financial  Statements covering the period beginning  1 April  2005 will be  presented  according  to IFRS,  together  with comparative  information  related to the previous  period  converted to the same standards.  In order to present those comparative data, an opening balance sheet at 1  April  2004  (transition  date)  converted  to  IFRS  is  being  produced.
Management  information including an Income Statement  reconciliation of IFRS to
French  GAAP and  Balance  Sheet  under IFRS at 31 March 2005 is also  currently being prepared.

The  Group has set up an IFRS  implementation  program  aiming at the  following objectives:

      -  Identification  of  differences   between  the  accounting   principles
         currently followed by the Group and the applicable  provisions of IFRS, with respect to recognition, measurement and presentation ;
      -  Estimation of main impacts ;
      -  Analysis of required adaptations of corporate processes and information systems ; and
      -  Organisation of training action plans.

The project is supervised by a Management Committee,  chaired by the Group Chief
Financial  Officer and  composed of  representatives  of Sectors and  Corporate.
Working  groups  were set up in order to  address  the main  issues  potentially impacting the Group's financial statements and the existing information systems.
A central team is in charge of co-ordinating the project.

However the IFRS information being produced is transitional  information,  which will be finalised on production of the audited consolidated Financial Statements of ALSTOM for the year  ended 31 March  2006,  the first year in which  accounts prepared under IFRS will be the Group's primary accounts. The Group will prepare its 6 months to 30 September 2005 Consolidated Financial Statements under IFRS.

As of today, the Group is of the opinion that the main differences in accounting treatments due to the conversion to IFRS already identified are the following:

Options taken at first time adoption of IFRS at 1 April 2004

Pension and long-term benefits

According to IFRS 1, which governs the  preparation  of the balance sheet at the transition date, two alternative  treatments of unrecognised  actuarial gains or losses can be considered:

      -  Immediate  recognition  in the balance sheet of all actuarial  gains or losses related to pension benefits  existing at the date of transition, measured according to IAS 19 (Employee Benefits) ; or
      -  Complete  retrospective  application  of IAS 19 since  inception of all plans with cumulative amortisation of actuarial gains and losses, as if the standard had been applied in the previous years.

The Group has elected to adopt the complete retrospective application of IAS 19.
In addition it has also  elected to include the service  cost element of pension benefit costs in Income from  operating  activities.  Other  elements of pension benefit  cost  including  interest  cost and asset  returns  will be included in
Financial Income/Expense.

Business combinations

As  permitted  by IFRS 1, the Group has  elected  not to restate  past  business combinations according to IFRS.

Under the new standard,  goodwill will no longer be amortised.  Impairment tests have to be  performed at  transition  date and at regular  intervals,  at least, yearly.

Financial instruments

Derivative  instruments  will have to be  recorded  at their  fair  value in the balance sheet, whatever the nature of the underlying asset or liability.

The  new  standards  will  mainly  affect  foreign  currency  hedges.  Financial instruments must meet documentation and hedge effectiveness criteria in order to qualify for hedge  accounting.  At the  inception of the hedge and in subsequent periods the hedge must be highly  effective in achieving  offsetting  changes in fair value  attributable to the hedge risk during the period for which the hedge is designated. Currency derivative financial instruments which will not meet the documentation  and  effectiveness  criteria  required  by the  standard  will be recorded without any  corresponding  offset by the recognition of the fair value of hedged  items.  Such a  situation  may  generate  volatility  in income  from operations.

There are major  implications  for accounting and treasury  systems,  as hedging
instruments  are  required  to  be  reviewed  with  the  underlying   assets  or

liabilities to which they relate.  The Group  Treasurer has reviewed the systems and processes to ensure they meet the new  requirements of IFRS and new Treasury software has been acquired and installed.

Due to the  complexity  of  processes  to be  implemented  to  satisfy  the IFRS requirements on financial  derivatives,  the group has decided, as authorised by
IFRS 1 - First  time  application  of IFRS,  not to apply IAS  32-39  (Financial instruments) in the comparative data being prepared for the fiscal year 2005.

Revaluation  of  property,  plant and  equipment  net and  other  intangible assets net

The  Group  has  decided  not to apply  the  exemption  provided  for in IFRS 1, allowing  property,  plant  and  equipment  and  other  intangible  assets to be revalued at fair value in the opening  IFRS balance  sheet at 1 April 2004.  The option chosen by the Group therefore has no impact on equity in the opening IFRS balance sheet at 1 April, 2004.

Other Accounting Policies

Recognition of development costs as assets

Development  costs  which  meet  the  conditions  set out in IAS 38  (Intangible assets) must be  recognised as assets,  whereas they are  presently  expensed as incurred.

The Group has reviewed its  information  systems in order to identify costs that meet the IFRS criteria for recognition as assets, with respect to the technology internally  developed  and in use at the  date  of  first-time  adoption  of the standard.

The  counterpart  of any  recognition  of  development  assets is an increase in assets and opening equity at the transition date.

Leases including sales type leases

The main impact of the conversion to IFRS will relate to assets financed through capital leases and sales type leases.

Those assets,  as well as corresponding  liabilities,  will be recognised in the balance  sheet,  while  they  are  presently  disclosed  as  off  balance  sheet commitments.  This change of accounting method will significantly  increase both fixed assets and  financial  debt.  Opening  equity and future  earnings will be marginally affected.

Revenue and cost recognition

Revenue and cost recognition on construction and long term service contracts has been reviewed.

The  Group  has  recognised  revenue  on  construction  type  contracts  on  the percentage of completion  method,  measured either by segmented  portions of the contract,  "contract milestones" or costs incurred to date compared to estimated total costs.

From 1 April 2005 the Group will  harmonise its approach to revenue  recognition on  construction  type  contracts  to the  milestone  method at the same date as accounts under IFRS become its primary accounts.

IFRS will lead to a number of  reclassifications  of  contract  items  including reclassification  of  penalties  and claims as a reduction  of sales  instead of increase in costs,  which will reduce  future  revenues on contracts  subject to penalties, if any.

Reclassifications  in the presentation of construction  contracts in the balance sheet will occur.

Deferred taxation - Business Combinations

In business combinations,  the cost is allocated by recognising the identifiable assets acquired and liabilities  assumed at their fair values at the acquisition date. Temporary  differences arise when the tax bases of the identifiable assets acquired and liabilities assumed are not affected by the business combination or are affected  differently.  When the carrying amount of an asset is increased to fair value but the tax base of the asset remains at cost to the previous  owner, a taxable temporary difference arises which results in a deferred tax liability.
Under IFRS, the difference  between the carrying  amount of a revalued asset, in
ALSTOM's case included in other intangible assets Net (note 8), and its tax base is a temporary difference and gives rise to a deferred tax liability.

Under French GAAP as the revalued carrying amount of the asset will be recovered and  refreshed  through  use and thus  generate  taxable  income  in  excess  of depreciation  allowable  for tax  purposes in future  periods,  no deferred  tax liability was recognised as the timing differences were not expected to reverse.

IFRS will also require a number of additional disclosures and footnotes.

IMPACT OF EXCHANGE RATE AND INTEREST RATE FLUCTUATIONS

Our policy is to use derivatives, such as forward foreign exchange contracts, in order to hedge exchange rate fluctuations and, to a much lesser extent, interest rate fluctuations. Our policy does not permit any speculative market position.

We have implemented a centralised treasury policy in order to better control the company's  financial  risks and to  optimise  cash  management  by  pooling  our available  cash,  thereby  reducing  the amount of external  debt  required  and permitting us to obtain better terms under our various financing arrangements.

The  Corporate  Treasurer  reports  to the  Senior  Vice-President  funding  and
treasury  (who  reports  to  the  Chief   Financial   Officer)  and  has  global
responsibility  for foreign exchange risk,  interest rate  management,  and cash management.  He  manages  a team of more  than 20  people  located  in the Paris
Headquarters. Corporate Treasury is organised in a Front-Office or Dealing Room, a Middle-Office  and a Back-Office to ensure  segregation of duties. In addition to this, a small team operates the netting of intercompany payments and prepares a weekly  cash  forecast.  A network of Country  Treasurers  supports  Corporate
Treasury in the countries where we have a significant presence.

Corporate  Treasury  acts as an  in-house  bank for  subsidiaries  by  providing
hedging  and  funding  and  maintaining  internal  current  accounts.   We  have
implemented  cash pooling  structures to centralise cash on a daily basis in the countries where local regulations permit it.

Corporate  Treasury uses the Reuters  CashFlow  Treasury  Management  System for straight-through  processing of treasury transactions from dealing to settlement and management of inhouse banking  activity.  Our Treasury  Management System is interfaced with SAP for automatic  generation of accounting entries. The Dealing

Room is equipped with a Reuters  Information System for realtime market data and uses a  professional  telephone  dealing  system  provided by Etrali to tape all exchanges with bank's dealing rooms.  A dedicated  Information  Technology  team administers Treasury systems and guarantees back-up and contingency plans.

The Middle Office  monitors the Dealing Room activity,  guarantees  that no open positions are maintained, and produces regular risk reporting.

Exchange rate risks

In the course of our  operations,  we are exposed to currency  risk arising from tenders for business remitted in foreign currency, and from awarded contracts or
"firm commitments" under which revenues are denominated in foreign currency. The principal currencies to which we had significant exposure in fiscal year 2004/05 were the US dollar,  British  Pound and Swiss Franc.  We hedge risks  related to firm commitments and tenders as follows:

      -  by using forward contracts for firm commitments ;
      -  by using foreign exchange derivative instruments,  for tenders, usually pursuant to strategies involving  combinations of purchased and written options ; or
      -  by entering into specific  insurance  policies,  such as with Coface in
         France or Hermes in Germany.

The  purpose of these  hedging  activities  is to protect us against any adverse currency  movements  which may  affect  contract  revenues  should the tender be successful,  and to  minimise  the cost of having to unwind the  strategy in the event of an unsuccessful tender. The decision whether to hedge tender volumes is based on the  probability  of the  transaction  being  awarded  to us,  expected payment terms and our assessment of market  conditions.  Under our policy,  only senior management may make such decisions.

When a tender  results in the award of a contract,  we hedge the  resulting  net cash flows mainly in the forward  markets or, in some  exceptional  cases,  keep them  covered  under  insurance  policies.  Due to the  long-term  nature of our business, the average duration of these forward contracts is approximately 12-14 months.  We may, in some  circumstances,  enter into  forward  foreign  exchange contracts of a shorter maturity than the expected underlying currency flow.

Such  contracts  are rolled over until the  occurrence of the  underlying  flow.
Although this provides adequate  protection  against exchange rate fluctuations, we remain exposed to variations in the  differential  between the interest rates of the two currencies  involved.  The impact of such variations  remains however relatively minor.

We do not hedge our net assets  invested in foreign  operations.  We monitor our market positions closely and regularly analyse market  valuations.  We also have in place counter-party risk management guidelines.  All derivative transactions, including forward exchange  contracts,  are designed and executed by our central
corporate  treasury   department,   except  in  some  specific  countries  where
restrictive regulations prevent centralised execution.

Interest rate risks

See Note 29(b) to the  Consolidated  Financial  Statements for discussion of our interest rate risks and of sensitivity to interest rate variation.

VALUE OF FINANCIAL INSTRUMENTS

                                        ----------------------------------------------------------------------
                                       |         Nominal value             |        Fair market value         |
                                        ----------------------------------------------------------------------
           (in € million)                              Maturing in year ending 31 March 2005
                                        ----------------------------------------------------------------------
                                       |Total  | ‹1    |  1-5   |›5      | | Total  | ‹1     | 1-5    |›5     |
                                       |       | year  | years  |years   | |        | year   | years  |years  |
                                        ----------------------------------------------------------------------
 ------------------------------------   ----------------------------------------------------------------------
|BALANCE SHEET ITEMS                 | |       |       |        |        | |        |        |        |       |
|   ASSETS                           | |       |       |        |        | |        |        |        |       |
|   ---------------------------------|-|-------|-------|--------|--------|-|--------|--------|--------|-------|
|   Loans and long term deposits     | |   82  |   21  |   26   |   35   | |    82  |    21  |    26  |   35  |
|   Other assets                     | |  829  |   86  |   10   |  733   | |   829  |    86  |    10  |  733  |
|   Short-term investments           | |1,462  |1,462  |    0   |    0   | | 1,462  | 1,462  |     0  |    0  |
|   Cash and cash equivalent         | |   15  |   15  |    0   |    0   | |    15  |    15  |     0  |    0  |
|   ---------------------------------|-|-------|-------|--------|--------|-|--------|--------|--------|-------|
|   LIABILITIES                      | |       |       |        |        | |        |        |        |       |
|   ---------------------------------|-|-------|-------|--------|--------|-|--------|--------|--------|-------|
|                                    | |       |       |        |        | |        |        |        |       |
|   Financial debt                   | |2,907  |  493  |2,382   |   32   | | 2,934  |   499  | 2,403  |   32  |
|   ---------------------------------|-|-------|-------|--------|--------|-|--------|--------|--------|-------|
|OFF BALANCE SHEET ITEMS             | |       |       |        |        | |        |        |        |       |
|                                    | |       |       |        |        | |        |        |        |       |
|   Interest rate instruments        | |       |       |        |        | |        |        |        |       |
|                                    | |       |       |        |        | |        |        |        |       |
|Interest rate swaps: receive fixed  | |       |       |        |        | |        |        |        |       |
|   ---------------------------------|-|-------|-------|--------|--------|-|--------|--------|--------|-------|
|   USD US Dollar                    | |   94  |    0  |   94   |    0   | |     3  |     0  |     3  |    0  |
|   ---------------------------------|-|-------|-------|--------|--------|-|--------|--------|--------|-------|
|   Foreign exchange instruments     | |       |       |        |        | |        |        |        |       |
|                                    | |       |       |        |        | |        |        |        |       |
|Currency swaps - Currency purchased | |1,241  |1,180  |   61   |    0   | |     0  |     3  |    (3) |    0  |
|   ---------------------------------|-|-------|-------|--------|--------|-|--------|--------|--------|-------|
|   CHF Swiss Franc                  | |  363  |  343  |   20   |    0   | |    (1) |    (1) |     0  |    0  |
|   USD US Dollar                    | |  249  |  230  |   19   |    0   | |    (1) |     2  |    (3) |    0  |
|   SEK Swedish Krona                | |  230  |  216  |   14   |    0   | |    (2) |    (2) |     0  |    0  |
|   CZK Czech Krona                  | |   79  |   77  |    2   |    0   | |     0  |     0  |     0  |    0  |
|   FLN Polish New Zloty             | |   63  |   61  |    2   |    0   | |     2  |     2  |     0  |    0  |
|   GBP British Pound                | |   59  |   59  |    0   |    0   | |     0  |     0  |     0  |    0  |
|   AUD Australian Dollar            | |   56  |   56  |    0   |    0   | |     0  |     0  |     0  |    0  |
|      Other Currencies              | |  141  |  137  |    4   |    0   | |     1  |     1  |     0  |    0  |
|   ---------------------------------|-|-------|-------|--------|--------|-|--------|--------|--------|-------|
|                                    | |       |       |        |        | |        |        |        |       |
|Currency swaps - Currency sold      | |2,459  |2,247  |  212   |    0   | |    40  |    26  |    14  |    0  |
|   ---------------------------------|-|-------|-------|--------|--------|-|--------|--------|--------|-------|
|   USD US Dollar                    | |1,012  |  826  |  186   |    0   | |    25  |    11  |    14  |    0  |
|   CHF Swiss Franc                  | |  847  |  841  |    6   |    0   | |     6  |     6  |     0  |    0  |
|   GBP British Pound                | |  199  |  187  |   12   |    0   | |    (1) |    (1) |     0  |    0  |
|   SGD Singapore Dollar             | |   88  |   88  |    0   |    0   | |    12  |    12  |     0  |    0  |
|   SEK Swedish Krona                | |   70  |   63  |    7   |    0   | |     0  |     0  |     0  |    0  |
|   JPY Japanese Yen                 | |   54  |   54  |    0   |    0   | |     0  |     0  |     0  |    0  |
|   CAD Canadian Dollar              | |   41  |   41  |    0   |    0   | |    (1) |    (1) |     0  |    0  |
|      Other Currencies              | |  147  |  147  |    0   |    0   | |    (1) |    (1) |     0  |    0  |
|   ---------------------------------|-|-------|-------|--------|--------|-|--------|--------|--------|-------|
|                                    | |       |       |        |        | |        |        |        |       |
|Foreign exchange contracts          | |1,534  |1,232  |  302   |    0   | |   (91) |   (12) |   (79) |    0  |
|- Contracts purchased               | |       |       |        |        | |        |        |        |       |
|   ---------------------------------|-|-------|-------|--------|--------|-|--------|--------|--------|-------|
|   CHF Swiss Franc                  | |  976  |  926  |   50   |    0   | |    (5) |    (3) |    (2) |    0  |
|   USD US Dollar                    | |  308  |   96  |  212   |    0   | |   (91) |   (14) |   (77) |    0  |
|   FLN Polish New Zloty             | |   63  |   62  |    1   |    0   | |     3  |     3  |     0  |    0  |
|   SEK Swedish Krona                | |   55  |   33  |   22   |    0   | |     0  |     0  |     0  |    0  |
|   AUD Australian Dollar            | |   52  |   50  |    2   |    0   | |     0  |     0  |     0  |    0  |
|   GBP British Pound                | |   17  |   16  |    1   |    0   | |     0  |     0  |     0  |    0  |
|   SAR Saudi Riyal                  | |   17  |   17  |    0   |    0   | |     0  |     0  |     0  |    0  |
|      Other Currencies              | |   45  |   32  |   13   |    0   | |     2  |     2  |     0  |    0  |
|   ---------------------------------|-|-------|-------|--------|--------|-|--------|--------|--------|-------|
|                                    | |       |       |        |        | |        |        |        |       |
|Foreign exchange contracts          | |2,300  |1,766  |  534   |    0   | |   106  |    22  |    84  |    0  |
|- Contracts sold                    | |       |       |        |        | |        |        |        |       |
|   ---------------------------------|-|-------|-------|--------|--------|-|--------|--------|--------|-------|
|   CHF Swiss Franc                  | |1,010  |  952  |   58   |    0   | |     4  |     3  |     1  |    0  |
|   USD US Dollar                    | |  981  |  586  |  395   |    0   | |   107  |    19  |    88  |    0  |
|   GBP British Pound                | |  109  |   54  |   55   |    0   | |    (6) |    (2) |    (4) |    0  |
|   AUD Australian Dollar            | |   38  |   33  |    5   |    0   | |    (2) |    (1) |    (1) |    0  |
|   CAD Canadian Dollar              | |   37  |   30  |    7   |    0   | |     0  |     0  |     0  |    0  |
|   JPY Japanese Yen                 | |   29  |   22  |    7   |    0   | |     4  |     4  |     0  |    0  |
|   CZK Czech Krona                  | |   17  |   17  |    0   |    0   | |     0  |     0  |     0  |    0  |
|      Other Currencies              | |   79  |   72  |    7   |    0   | |    (1) |    (1) |     0  |    0  |
 -------------------------------------------------------------------------------------------------------------

                                        ----------------------------------------------------------------------
                                       |         Nominal value             |        Fair market value         |
                                        ----------------------------------------------------------------------
           (in € million)                              Maturing in year ending 31 March 2005
                                        ----------------------------------------------------------------------
                                       |Total  | ‹1    |  1-5   |›5      | | Total  | ‹1     | 1-5    |›5     |
                                       |       | year  | years  |years   | |        | year   | years  |years  |
                                        ----------------------------------------------------------------------
 ------------------------------------   ----------------------------------------------------------------------
|Interest contracts - Contracts      | |       |       |        |        | |        |        |        |       |
|purchased                           | |    3  |    3  |    0   |    0   | |     0  |     0  |     0  |    0  |
|   ---------------------------------|-|-------|-------|--------|--------|-|--------|--------|--------|-------|
|   USD US Dollar                    | |    3  |    3  |    0   |    0   | |     0  |     0  |     0  |    0  |
|   ---------------------------------|-|-------|-------|--------|--------|-|--------|--------|--------|-------|
|Insurance contracts - Contracts sold| |  192  |   34  |  158   |    0   | |    (2) |    (5) |     3  |    0  |
|   ---------------------------------|-|-------|-------|--------|--------|-|--------|--------|--------|-------|
|   USD US Dollar                    | |  176  |   29  |  147   |    0   | |     0  |    (5) |     5  |    0  |
|   JPY Japanese Yen                 | |    9  |    0  |    9   |    0   | |    (2) |     0  |    (2) |    0  |
|   SEK Swedish Krona                | |    4  |    4  |    0   |    0   | |     0  |     0  |     0  |    0  |
|   DZD Algerian Dinar               | |    2  |    0  |    2   |    0   | |     0  |     0  |     0  |    0  |
|   GBP British Pound                | |    1  |    1  |    0   |    0   | |     0  |     0  |     0  |    0  |
|   CAD Canadian Dollar              | |    0  |    0  |    0   |    0   | |     0  |     0  |     0  |    0  |
|   ---------------------------------|-|-------|-------|--------|--------|-|--------|--------|--------|-------|
|                                    | |       |       |        |        | |        |        |        |       |
|Currency options - Purchased        | |  130  |  130  |    0   |    0   | |    19  |    19  |     0  |    0  |
|   ---------------------------------|-|-------|-------|--------|--------|-|--------|--------|--------|-------|
|   CALL:                            | |    4  |    4  |    0   |    0   | |    (0) |    (0) |     0  |    0  |
|   USD US Dollar                    | |    4  |    4  |    0   |    0   | |    (0) |    (0) |     0  |    0  |
|                                    | |       |       |        |        | |        |        |        |       |
|   PUT:                             | |  126  |  126  |    0   |    0   | |    19  |    19  |     0  |    0  |
|   USD US Dollar                    | |  106  |  106  |    0   |    0   | |    17  |    17  |     0  |    0  |
|   JPY Japanese Yen                 | |   20  |   20  |    0   |    0   | |     2  |     2  |     0  |    0  |
|   ---------------------------------|-|-------|-------|--------|--------|-|--------|--------|--------|-------|
|                                    | |       |       |        |        | |        |        |        |       |
|Currency options - Sales            | |   75  |   75  |    0   |    0   | |     0  |     0  |     0  |    0  |
|   ---------------------------------|-|-------|-------|--------|--------|-|--------|--------|--------|-------|
|   CALL:                            | |   71  |   71  |    0   |    0   | |     0  |     0  |     0  |    0  |
|   USD US Dollar                    | |   71  |   71  |    0   |    0   | |     0  |     0  |     0  |    0  |
|                                    | |       |       |        |        | |        |        |        |       |
|   PUT:                             | |    4  |    4  |    0   |    0   | |     0  |     0  |     0  |    0  |
|   USD US Dollar                    | |    4  |    4  |    0   |    0   | |     0  |     0  |     0  |    0  |
|   ---------------------------------|-|-------|-------|--------|--------|-|--------|--------|--------|-------|
|                                    | |       |       |        |        | |        |        |        |       |
 ------------------------------------- -----------------------------------------------------------------------